As filed with the Securities and Exchange Commission on August 22, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Louis T. Hsieh

Chief Financial Officer

No. 6 Hai Dian Zhong Street, 9th Floor

Haidian District, Beijing 100080

People’s Republic of China

(8610) 6260-5566

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang John A. Otoshi Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong (852) 2522-7886	Matthew Bersani Shearman & Sterling LLP 12/F, Gloucester Tower The Landmark, Central Hong Kong (852) 2978-8000	Alan D. Seem Shearman & Sterling LLP 2318 China World Tower Two 1 Jianguomenwai Dajie Beijing 100004 People’s Republic of China (8610) 6505-3399

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(2)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common shares, par value $0.01 per share(2)(3)	34,500,000	$112,125,000	$11,998

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)	Includes common shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes common shares that may be purchased by the underwriters pursuant to an over-allotment option. These common shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the common shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333- ). Each American depositary share represents four common shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 22, 2006.

7,500,000 American Depositary Shares

Representing

30,000,000 Common Shares

New Oriental Education & Technology Group Inc.

This is an initial public offering of American depositary shares, or ADSs, of New Oriental Education & Technology Group Inc., or New Oriental. New Oriental is offering 7,500,000 ADSs. Each ADS represents four common shares. The ADSs are evidenced by American depositary receipts, or ADRs.

Prior to this offering, there has been no public market for the ADSs or the common shares. We anticipate the initial public offering price will be between US$11.00 and US$13.00 per ADS. We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “EDU.”

See “ Risk Factors” beginning on page 11 to read about risks you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts	Proceeds, Before Expenses, to New Oriental
Per ADS	US$	US$	US$
Total	US$	US$	US$

The underwriters have an option to purchase up to an additional 1,125,000 ADSs from New Oriental at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on                     , 2006.

Credit Suisse	Goldman Sachs (Asia) L.L.C.

Piper Jaffray

Prospectus dated             , 2006

Largest Provider of Private Educational Services in China

Over 3 million enrollments since 1993 and over 800,000 in 2005 alone

Unparalleled national scale and network with 25 schools and more than 110 learning centers

Harbin
Changchun
Shenyang
Beijing
Langfang
Tianjin
Taiyuan
Shijiazhuang
Jinan
Xian
Zhengzhou
Yangzhou
Nanjing
Shanghai
Suzhou
Xiangfan
Wuhan
Hangzhou
Chengdu
Chongqing
Changsha
Zhuzhou
Guangzhou
Shenzhen
ELITE
新东方
NEW ORIENTAL

POP Kids has taken root in **Wuhan**, in China's interior

Beijing is the pilot city for our ELITE English programs

The **Yangzhou** School is our first full-time private boarding school for K-12

Shanghai is our #2 city for overseas test preparation behind Beijing

Guangzhou is our #3 city for Adult Comprehensive English language training

新东方®
NEW ORIENTAL
语言就是力量 LANGUAGE IS POWER

新东方 NEW ORIENTAL

语言就是力量 LANGUAGE IS POWER

AGE 5 → AGE12

POP Kids English — Immersive, fun and interactive English classes for children

Middle/High School and Adult English

Elite English — High-end small group classes with tailo

Private School Education — For all levels of students, from primary

Test Preparation

Online Education — Over 300 online courses including lang

Overseas Study and Consulting

Content Development and Distribution — Collaborations with international provi

Our mission is to inspire Chinese students of all ages to improve their lives and expand their horizons through a lifelong commitment to education

AGE18
AGE25
AGE 35+
Practical English training for school or the workplace
ored content for all ages
and middle school through university and beyond
For major exams used by educational institutions in China and abroad uage training, test prep, and vocational programs
To help students achieve their dreams of international study ders to localize and distribute content

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of the date of this prospectus.

In connection with this offering, Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. or any person acting for either of them may over-allot or effect transactions with a view to supporting the market price of the ADSs at a level higher than that which might otherwise prevail for a limited period of time after the issue date. However, there is no obligation on Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. or their respective agents to do this. Such stabilization, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. We offer a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. We provide educational services under our “New Oriental” brand, which is the best brand in China’s English language education market according to a report published in June 2005 by the Social Survey Institute of China, or SSIC, a leading social survey and research firm in China. We believe our “New Oriental” brand is the leading consumer brand in China’s private education sector, as evidenced by awards we received from many national print and online media sources in China, including the “Most Influential Education Brand in 2005” from Southern China Metropolitan Daily, a newspaper with nationwide circulation, and the “2004 Top Ten Largest Private Educational Organizations in China” from China Fortune, one of the leading finance journals in China .

Since our inception in 1993, we have had over three million cumulative student enrollments. In the fiscal year ended May 31, 2006, we had over 872,000 student enrollments, including approximately 497,000 student enrollments in our language training programs and approximately 375,000 student enrollments in our test preparation courses. We deliver our educational programs, services and products to students through an extensive physical network of 25 schools, 111 learning centers and 13 bookstores operated by us as of May 31, 2006, over 5,000 third-party bookstores and approximately 1,700 teachers in 24 cities, as well as through our virtual online network, which has approximately two million registered users.

We have experienced significant growth in our business in recent years. Our total net revenues increased from RMB441.8 million for the fiscal year ended May 31, 2004 to RMB770.3 million (US$96.1 million) for the fiscal year ended May 31, 2006, representing a compound annual growth rate, or CAGR, of 32.0%. Net revenues from our language training and test preparation courses accounted for 96.0%, 91.9% and 89.2%, respectively, of our total net revenues in the fiscal years ended May 31, 2004, 2005 and 2006. Our net income increased from RMB52.4 million in the fiscal year ended May 31, 2004 to RMB142.0 million in the fiscal year ended May 31, 2005, but decreased to RMB49.4 million (US$6.2 million) in the fiscal year ended May 31, 2006 primarily due to the RMB64.5 million (US$8.0 million) share-based compensation expenses we incurred in the year.

Market Opportunity

We primarily target students between the ages of five and 29 living in urban areas in China. According to China Statistical Yearbook (2005) published by the National Bureau of Statistics of China, in 2004, approximately 457 million people in China were between the ages of five and 29. In 2004, China had eight cities each with a population of over four million, 50 cities each with a population of over one million and 131 cities each with a population of over 500,000, according to China Demographics Yearbook (2005) published by the National Bureau of Statistics of China. In the fiscal year ended May 31, 2006, we generated approximately two-thirds of our revenues from four cities in China: Beijing, Shanghai, Guangzhou and Wuhan, each of which has a population of over four million.

The size of the education market in China was approximately RMB580 billion (US$72 billion) in 2004, of which the size of the English language training market was approximately RMB15 billion (US$1.9 billion) and is expected to grow to approximately RMB30 billion (US$3.7 billion) in 2010, at a CAGR of 12.3%, according to China Education and Training Industry Research Report (2005-2006) published by Beijing Heading Century Consulting Co., Ltd., a third-party consulting and market research firm. The demand for English language training is primarily driven by China’s accelerating integration into the global economy, which has resulted in increasing career opportunities for native Chinese speakers who are able to communicate effectively in English. The belief that English language proficiency is essential for career development and advancement is gaining increasing acceptance in China.

In addition, over 100,000 Chinese students traveled overseas each year to enroll in higher education programs since 2002, according to China Statistical Yearbook (2005). To gain admission into colleges, graduate schools and professional schools in the United States and many other countries, applicants typically must take admissions and assessment tests conducted in English, such as TOEFL, IELTS, GRE, GMAT, LSAT and SAT. English proficiency is also tested as a major subject for admission to colleges and graduate schools in China. As urban citizens in China are increasingly recognizing that higher education leads to greater rewards in terms of income and career opportunities, there is strong demand for test preparation courses for admissions and assessment tests required by higher educational institutions in China and abroad.

Public schools in China are generally required to use government-approved curricula. In contrast, private schools in China, while also heavily regulated, have greater flexibility to teach additional subjects and emphasize specific subjects, such as English language, to meet students’ needs, and to deliver education in a small-group setting. As a result, there is strong demand for high-quality private education and training among urban citizens in China.

Our Strengths, Strategies and Risks

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	most recognized private education brand in China;

•	leading market position in multiple high growth areas of education;

•	extensive program, service and product offerings;

•	unparalleled national scale and network;

•	innovative and inspirational instruction;

•	successful track record; and

•	experienced management team with a passion for education.

Our goal is to strengthen our position as the largest provider of private educational services in China. We intend to leverage our brand and extensive national network to achieve our goal by pursuing the following growth strategies:

•	establish new schools and learning centers;

•	increase student enrollments and course fees at our existing schools and learning centers;

•	expand our program, service and product offerings;

•	continue to leverage and expand our content distribution channels; and

•	continue to strengthen existing, and pursue new, strategic relationships with educational content providers and other complementary businesses.

The successful execution of our strategies is subject to certain risks and uncertainties, including uncertainties regarding our ability to enhance and expand our program, service and product offerings in a timely manner in response to evolving student demands, expand our geographic reach, respond to competitive pressures and manage our growth effectively and efficiently while maintaining the consistency of our teaching quality and materials, as well as risks associated with excessive expenses that may be incurred in opening new schools and learning centers. See “Risk Factors” and “Forward-Looking Statements” for a discussion of these risks and uncertainties.

Our Corporate History and Structure

We commenced operations in China in 1993. We established a holding company on August 18, 2004 as a company formed under the laws of the British Virgin Islands, and changed our corporate domicile to the Cayman Islands on January 25, 2006. We are currently 39.6% owned by Tigerstep Developments Limited, or Tigerstep, a company associated with Michael Minhong Yu, our founder, Chairman and Chief Executive Officer. Our other shareholders include other founders of our company and their affiliates, as well as entities affiliated with Tiger Global Private Investment Partners II, L.P., or Tiger Global. PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education outside China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. In addition, PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine in China. Accordingly, we conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and Beijing New Oriental Education & Technology (Group) Co., Ltd., or New Oriental China, and its subsidiaries. New Oriental China is our consolidated affiliated entity established in China. New Oriental China and its subsidiaries hold the licenses and permits necessary to conduct our education business in China and directly operate our schools, learning centers, bookstores and online education business. These contractual arrangements enable us to:

•	exercise effective control over New Oriental China and its subsidiaries;

•	receive a substantial portion of the economic benefits from New Oriental China and its subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China; and

•	have an exclusive option to purchase all or part of the equity interests in New Oriental China and all or part of the equity interests in its subsidiaries, as well as all or part of the assets of New Oriental China, in each case when and to the extent permitted by applicable PRC law.

See “Corporate Structure—Our Corporate Structure and Contractual Arrangements” and “Related Party Transactions—Contractual Arrangements with New Oriental China and Its Subsidiaries and Shareholders” for further information on our contractual arrangements with these parties.

Our Offices

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6260-5566. Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies, Cayman Islands. Our telephone number at this address is +(1) 345-949-1040. In addition, we have branch offices in 18 cities in China and one branch office in Vancouver, Canada.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our principal websites are http://www.neworiental.org, www.koolearn.com and www.tol24.com. The information contained on these websites and our other websites is not a part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions Which Apply to this Prospectus

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to 1,125,000 additional ADSs representing 4,500,000 common shares; and

•	conversion of all outstanding preferred shares to common shares immediately prior to the closing of this offering.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Inc., its predecessor entities and subsidiaries and, in the context of describing our operations and consolidated financial data, also include New Oriental China and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“New Oriental China” refers to our consolidated affiliated entity in the PRC, Beijing New Oriental Education & Technology (Group) Co., Ltd., and its subsidiaries;

•	“student enrollments” refers to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student but excluding courses offered at our primary and secondary school in Yangzhou, China;

•	“shares” or “common shares” refers to our common shares; “preferred shares” refers to our Series A convertible preferred shares;

•	“ADSs” refers to our American depositary shares, each of which represents four common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

Glossary of Major Admissions and Assessment Tests

ACT	American College Test (US)

BEC	Business English Certificate (US)

CET 4	College English Test Level 4 (PRC)

CET 6	College English Test Level 6 (PRC)

GMAT	Graduate Management Admission Test (US)

GRE	Graduate Record Examination (US)

IELTS	International English Language Testing System (Commonwealth countries)

LSAT	Law School Admission Test (US)

PETS	Public English Test System (PRC)

SAT	SAT College Entrance Test (US)

TOEFL	Test of English as a Foreign Language (US)

TOEIC	Test of English for International Communication (US)

TSE	Test of Spoken English (US)

THE OFFERING

The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between US$11.00 and US$13.00 per ADS.

ADSs offered by us	7,500,000 ADSs.

ADSs outstanding immediately after this offering	7,500,000 ADSs.

Common shares outstanding immediately after this offering	141,111,111 shares

ADSs to common share ratio	Each ADS represents four common shares.

Listing	We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “EDU.” The ADSs will not be listed on any other exchange or traded on any other automated quotation system.

The ADSs	The ADSs will be evidenced by American depositary receipts, or ADRs.

•	The depositary will hold the shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•	If, however, we declare dividends on our common shares, the depositary will pay you the cash dividends and other distributions it receives on our common shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary in exchange for common shares. The depositary will charge you fees for any exchange.

•	We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	Deutsche Bank Trust Company Americas.

Option to purchase additional ADSs	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,125,000 ADSs.

Timing and settlement for ADSs

The ADSs are expected to be delivered against payment on             , 2006. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. DTC, and its direct and indirect participants, will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of the beneficial interests.

Use of proceeds

Our net proceeds from this offering are expected to be approximately US$80.7 million, assuming an initial public offering price per ADS of US$12.00, which is the midpoint of the estimated public offering price range. We plan to use the net proceeds we receive from this offering for working capital and general corporate purposes, which may include the expansion of existing facilities, the acquisition of new facilities, the development and introduction of new programs and strategic acquisitions, and to repay our outstanding indebtedness under our loan agreements and corporate facility with commercial banks. See “Use of Proceeds” for additional information.

Lock-up

We have agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. In addition, our executive officers, directors and certain of our existing shareholders have also agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

The number of common shares that will be outstanding immediately after this offering:

•	assumes the conversion of all outstanding preferred shares into 11,111,111 common shares immediately prior to the completion of this offering;

•	excludes 8,719,500 common shares issuable upon the exercise of options outstanding as of August 22, 2006, at a weighted average exercise price of US$2.09 per share; and

•	excludes common shares reserved for future issuances under our 2006 share incentive plan.

SUMMARY CONDENSED CONSOLIDATED FINANCIAL DATA

The following summary condensed consolidated financial information has been derived from our consolidated financial statements. Our statements of operations and comprehensive income for the years ended May 31, 2004, 2005 and 2006 and our balance sheet as of May 31, 2006 have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those financial statements is included elsewhere in this prospectus. You should read the summary condensed consolidated financial information for those periods and as of those dates in conjunction with those statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands except for share, per share and per ADS data)	2004	2005	2006
	RMB	RMB	RMB	US$
Condensed Consolidated Statement of Operations Data:
Net revenues	441,809	643,270	770,259	$96,057
Operating costs and expenses(1)	(396,090)	(532,173)	(706,100)	$(88,056)
Operating income	45,719	111,097	64,159	$8,001
Net income	52,389	141,974	49,385	$6,159
Dividend in kind	—	—	(25,526)	$(3,183)
Income attributable to holders of common shares	52,389	141,974	23,859	$2,976
Net income per common share
Basic	0.52	1.42	0.24	$0.03
Diluted	0.52	1.35	0.21	$0.03
Net income per ADS(2)
Basic	2.08	5.68	0.96	$0.12
Diluted	2.08	5.40	0.84	$0.12
Shares used in calculating basic and diluted net income per common share
Basic	100,000,000	100,000,000	100,000,000	100,000,000
Diluted	100,000,000	104,840,183	111,111,111	111,111,111
Dividends declared per share(3)	0.27	0.65	0.59	$0.07
Pro forma net income per share on an as converted basis, basic (unaudited)	—	—	0.21	$0.03
Pro forma net income per share on an as converted basis, diluted (unaudited)	—	—	0.21	$0.03
Shares used in calculating pro forma per share amounts on an as converted basis, basic (unaudited)	—	—	111,111,111	111,111,111
Shares used in calculating pro forma per share amounts on an as converted basis, diluted (unaudited)	—	—	111,111,111	111,111,111

(1)	Include share-based compensation expenses as follows:

	For the Years Ended May 31,
(in thousands)	2004	2005	2006
	RMB	RMB	RMB	US$
Share-based compensation expenses	16,817	—	64,457	$ 8,041

(2)	Each ADS represents four common shares.
(3)	We declared an annual dividend of RMB0.27 and RMB0.65 per share, respectively, to holders of our common shares in our fiscal years ended May 31, 2004 and 2005. We declared an annual dividend of RMB0.59 per share to holders of our common shares and preferred shares in our fiscal year ended May 31, 2006.

The following table presents a summary of our condensed consolidated balance sheet data as of May 31, 2006:

(in thousands)	As of May 31, 2006
	Actual		Unaudited Pro Forma(1)
	RMB	US$	RMB	US$
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	261,854	$32,655	261,854	$32,655
Total assets	1,089,562	135,876	1,089,562	$135,876
Total current liabilities	465,218	58,016	465,218	$58,016
Total liabilities	568,056	70,841	568,056	$70,841
Long-term debt, less current portion	102,638	12,800	102,638	$12,800
Series A convertible preferred shares	920	114	—	$—
Total shareholders’ equity	521,506	65,035	521,506	$65,035

(1)	The unaudited pro forma condensed consolidated balance sheet information as of May 31, 2006 assumes the conversion of all of the Series A convertible preferred shares outstanding as of May 31, 2006 into 11,111,111 common shares immediately upon the completion of this offering.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If we are not able to continue to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability.

The success of our business depends primarily on the number of student enrollments in our courses and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our courses without a significant decrease in course fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. If we are unable to continue to attract students to enroll in our courses without a significant decrease in course fees, our revenue may decline and we may not be able to maintain profitability.

We depend on our dedicated and capable faculty, and if we are not able to continue to hire, train and retain qualified teachers, we may not be able to maintain consistent teaching quality throughout our school network and our brand, business and operating results may be materially and adversely affected.

Our teachers are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation, as they interact with our students on a daily basis. We must continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification. We also seek to hire teachers who are capable of delivering innovative and inspirational instruction. There are a limited number of teachers in China with the necessary experience and language proficiency to teach our courses and we must provide competitive compensation packages to attract and retain qualified teachers. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process, in particular as we continue to expand and add teachers at a faster pace to meet rising student enrollments. We must also provide continuous training to our teachers so that they can stay abreast of changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to effectively teach their respective courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, may have a material and adverse effect on our business.

Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand to maintain our competitive advantage, our reputation, business and operating results may be harmed.

We believe that market awareness of our “New Oriental” brand has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “New Oriental” brand is critical to maintaining our competitive advantage. We offer a diverse set of programs, services and products to primary and middle school students, college students and other adults throughout many provinces and cities in China. As we continue to grow in size, expand our programs, services and products and extend our geographic reach, maintaining quality and consistency may be more difficult to achieve.

We have developed our student base primarily by word-of-mouth referrals and have incurred limited brand promotion expenses to date. We have initiated brand promotion efforts in recent years, but we cannot assure you that our new marketing efforts will be successful in further promoting our brand to remain competitive. If we are unable to further enhance our brand recognition and increase awareness of our programs, services and products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected.

Failure to effectively and efficiently manage the expansion of our school network may materially and adversely affect our ability to capitalize on new business opportunities.

We have increased the number of our schools in China from three in 2001 to 25 by the end of May 2006, and increased the number of our learning centers in China from 23 in 2001 to 111 by the end of May 2006. We plan to continue to expand our operations in different geographic locations in China. This expansion has resulted, and will continue to result, in substantial demands on our management, faculty, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

If we fail to successfully execute our growth strategies, we may not be able to continue to attract students to enroll in our courses without a significant decrease in course fees, and our business and prospects may be materially and adversely affected.

Our growth strategies include expanding our program, service and product offerings and our network of schools, learning centers and bookstores, updating and expanding the content of our programs, services and products in a cost-effective and timely manner, as well as maintaining and continuing to establish strategic relationships with complementary businesses. The expansion of our programs, services and products in terms of types of offerings and geographic locations may not succeed due to competition, our failure to effectively market our new programs, services and products and maintain their quality and consistency, or other factors. In addition, we may be unable to identify new cities with sufficient growth potential to expand our network, and we may fail to attract students and increase student enrollments or recruit, train and retain qualified teachers for our new schools and learning centers. Some cities in China have undergone development and expansion for several decades while others are still at an early stage of urbanization and development. In more developed cities, it may be difficult to increase the number of schools and learning centers because we and/or our competitors already have operations in such cities. In recently developed and developing cities, demand for our programs, services and products may not increase as rapidly as we expect. Furthermore, we may be unable to develop or license additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. If we fail to successfully execute our growth strategies, we may not be able to continue to attract students to enroll in our courses without a significant decrease in course fees, and our business and prospects may be materially and adversely affected.

Third parties have in the past brought intellectual property infringement claims against us based on the content of the books and other teaching or marketing materials that we or our teachers authored and/or distributed and may bring similar claims against us in the future.

We may be subject to claims by educational institutions and organizations, content providers and publishers, competitors and others for intellectual property rights infringement, defamation, negligence or other legal theories based on the content of the materials that we or our teachers author and/or distribute as course materials. These types of claims have been brought, sometimes successfully, against print publications and educational institutions in the past, including ourselves. For example, in January 2001, the Graduate Management Admission Council, or GMAC, and Educational Testing Service, or ETS, filed three separate lawsuits against us in the Beijing No. 1 Intermediate People’s Court alleging that we had violated the copyrights and trademarks relating to the GMAT test owned by GMAC and relating to the GRE and TOEFL tests owned by ETS, by duplicating, selling and distributing their test materials without their authorization. In September 2003, the trial court found that we had violated GMAC’s and ETS’s respective copyrights and trademarks in connection with those admissions tests. The trial court’s judgment was partially affirmed in a final judgment issued by the Beijing Higher People’s Court in December 2004. The Beijing Higher People’s Court held that we had not misused the trademarks of GMAC or ETS. However, it also found that the TOEFL, GRE and GMAT tests were the original works of ETS and GMAC, respectively, and protected under the PRC Copyright Law. The Beijing Higher People’s Court held that our duplication, sale and distribution of the test materials relating to these tests without ETS’s and GMAC’s prior permission was not a “reasonable use” of the test materials under the PRC Copyright Law, and that we, therefore, had infringed upon ETS’s and GMAC’s respective copyrights. We were ordered to pay damages in an aggregate of approximately RMB6.5 million (US$0.8 million), cease all infringing activities and destroy all copyright-infringing materials in our possession, all of which we have done. We have also been involved in other claims and legal proceedings against us relating to infringement of third parties’ copyrights in materials distributed by us and the unauthorized use of a third party’s name in connection with the marketing and promotion of one of our programs.

Since the Beijing Higher People’s Court issued the final judgment in 2004, we have endeavored to comply with the court order and applicable PRC laws and regulations relating to intellectual property, and have adopted policies and procedures to prohibit our employees and contractors from engaging in any copyright, trademark or trade name infringing activities. However, we cannot assure you that every teacher or other personnel will strictly comply with these policies at our schools, learning centers or other locations or media through which we provide our programs, services and products. In addition, certain types of our teaching or marketing materials have subjected us to claims of intellectual property rights infringement by third parties in the past and may subject us to further claims in the future, particularly in light of the uncertainties in the interpretation and application of PRC intellectual property laws and regulations. Furthermore, if printed publications or other materials that we or our teachers author and/or distribute contain materials that government authorities find objectionable, these publications may have to be recalled, which could result in increased expenses, loss in revenues and adverse publicity. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our programs, services and products or be required to make changes to our course materials or websites. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our teaching, limit our ability to attract new students, harm our reputation and have a material adverse effect on our results of operations and financial position.

We may lose our competitive advantage and our reputation, brand and operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property rights.

We consider our trademarks and trade name invaluable to our ability to continue to develop and enhance our brand recognition. We have spent over a decade building our “New Oriental” brand by emphasizing quality and consistency and building trust among students and parents. From time to time, our trademarks and trade name have been used by third parties for or as part of other branded programs, services and products unrelated to us. We have sent cease and desist letters to such third parties in the past and will continue to do so in the future. However, preventing trademark and trade name infringement, particularly in China, is difficult, costly and time-consuming and continued unauthorized use of our trademarks and trade name by unrelated third parties may damage our reputation and brand. In addition, we have spent significant time and expense developing or licensing and localizing the content of certain educational materials, such as books, software, CD-ROMs, magazines and other periodicals, to enrich our product offerings and meet students’ needs. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently are based upon a combination of trademark, copyright and trade secret laws, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer materially.

We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each major program we offer and each geographic market in which we operate. For example, we face nationwide competition for our IELTS preparation courses from Global IELTS School, which offers IELTS preparation courses in many cities in China. We face regional competition for our English for children program from several competitors that focus on children’s English training in specific regions, including English First. We face competition for our “Elite English” program primarily from Wall Street Institute and EF English First, both of which offer English training courses for adults in many cities in China. Wall Street Institute began providing high-end English training courses to adults in major cities several years before we entered this market and enjoys a first-mover advantage. We also face competition from companies that focus on providing international and/or PRC test preparation courses in specific geographic markets in China.

Our student enrollments may decrease due to intense competition. Some of our competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards, market needs or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets. In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many of our international competitors that offer online test preparation and language training courses, such as The Princeton Review, Inc. and Kaplan, Inc. may be able to more effectively penetrate the China market. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of international competitors based in the country that the student wishes to study in or in which the selected language is widely spoken. In addition, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. In addition, we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be adversely affected.

Failure to adequately and promptly respond to changes in testing materials, admissions standards and technologies could cause our programs, services and products to be less attractive to students.

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. For example, certain admissions and assessment tests in the United States recently added an essay component, which required us to hire and train our teachers to be able to analyze written essays that tend to be more subjective in nature and require a higher level of English proficiency. In addition, some admissions and assessment tests are increasingly being offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

If colleges, universities and other higher education institutions reduce their reliance on admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be materially and adversely affected.

In the fiscal year ended May 31, 2006, we derived a significant portion of our revenues from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests. If the use of admissions and assessment tests declines or falls out of favor with educational institutions and government authorities, the markets for our online and classroom-based test preparation courses will deteriorate and our business will be materially and adversely affected. We provide preparation courses for both overseas and domestic admissions and assessment tests. In China, local government authorities’ reliance on admissions and assessment tests varies from location to location and has changed from time to time. For example, in early 2005, the PRC Ministry of Education started reforming the CET 4 and CET 6 exams, which, among other things, will limit these exams only to college students starting from 2007. As a result, the total number of students who started our CET 4 and CET 6 exam preparation courses decreased from approximately 180,000 in 2004 to approximately 140,000 in 2005, and we have experienced a slight decline in the number of students who started our CET 4 and CET 6 exam preparation courses in 2006 to date as compared to the same period in 2005. In the United States, a recent proposal by the president of the University of California to make the SAT optional for admission to the University of California system has provoked further debate in the United States about the utility and fairness of the SAT. There has been a continuing debate in the United States regarding the usefulness of admissions and assessment tests to assess qualifications and many people have criticized the use of admissions and assessment tests as unfairly discriminating against certain test takers. In addition, in March 2006, the College Board in the United States revealed that, because of technical problems in scanning answer sheets, the scores of several thousand students taking the SAT were inaccurately reported, causing additional concerns regarding the accuracy and quality of admissions and assessment tests. If a large number of educational institutions abandon the use of existing admissions and assessment tests as a requirement for admission without replacing them, with other admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be seriously harmed.

New programs, services and products that we develop may compete with our current offerings.

We are constantly developing new programs, services and products to meet changes in student demands and respond to changes in testing materials, admissions standards, market needs and trends and technological changes. While some of the programs, services and products that we develop will expand our current offerings and increase student enrollments, others may compete with or make irrelevant our existing offerings without increasing our total student enrollments. For example, our online courses may take away students from our existing classroom-based courses, and our new schools and learning centers may take away students from our existing schools and learning centers. If we are unable to expand our program, service and product offerings while increasing our total student enrollments and profitability, our business and growth may be adversely affected.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primary due to seasonal changes in student enrollments. Historically, our courses tend to have the largest student enrollments in our first fiscal quarter from June 1 to August 31 each year. Our expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments and revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

Our historical financial and operating results are not indicative of future performance; our financial and operating results are difficult to forecast.

Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the price of our ADSs to decline. In addition to the seasonal fluctuations described above, our revenues, expenses and operating results may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:

•	our ability to increase student enrollments and course fees;

•	general economic conditions and regulations or actions pertaining to the provision of private educational services in China;

•	changes in consumers’ spending patterns;

•	our ability to control cost of revenues and operating expenses; and

•	non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or unexpected circumstances.

Due to these factors, among others, we believe that quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict the future performance of our ADSs. In addition, our past results may not be indicative of future performance because of our new businesses.

Our business is difficult to evaluate because we have limited experience generating net income from some of our newer services.

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. New Oriental China established a private primary and secondary school in Yangzhou in 2002. We established our “Pop Kids” English program in 2004 for children in kindergarten through grade six and began offering high-end “Elite English” program to adults and children in 2003. In addition, our online education programs were launched in 2000. Some of these operations have not generated significant or any profit to date and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular, our founder, chairman and chief executive officer, Michael Minhong Yu, who has been our leader since our inception in 1993. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Each of our executive officers and key employees has entered into a confidentiality and non-competition agreement with us. If any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals.

We generate a majority of our revenues from four cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our overall business and results of operations.

We currently generate a majority of our revenues in Beijing, Shanghai, Wuhan and Guangzhou. We derived approximately two-thirds of our total net revenues for the fiscal year ended May 31, 2006 from these four cities and we expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

If we are not able to continually enhance our online programs, services and products and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

Rapid growth in the use of the Internet is a recent occurrence, and the market for Internet-based programs, services and products is characterized by rapid technological changes and innovation, unpredictable product life cycles and user preferences. We have limited experience with generating revenues from online programs, services and products and their results are largely uncertain. The increasing adoption of computer-based testing formats for admissions testing may lead more students to seek online test preparation courses. We must quickly modify our programs, services and products to adapt to changing student needs and preferences, technological advances and evolving Internet practices. Ongoing enhancement of our online offerings and related technology may entail significant expense and technical risk. We may use new technologies ineffectively or fail to adapt our online products or services and related technology on a timely and cost-effective basis. If our improvements to our online offerings and the related technology are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be adversely affected.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on May 31, 2008. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a result, during fiscal years ended May 31, 2004 and 2005, our independent registered public accounting firm identified a number of control deficiencies, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 2. The control deficiencies identified by our independent auditors include (i) the lack of sufficient financial reporting and accounting personnel to fulfill the post-offering U.S. GAAP reporting requirements; (ii) the lack of a centralized comprehensive accounting policies and procedures manual prepared in accordance with U.S. GAAP to guide the day-to-day operations of accounting and finance personnel; and (iii) the lack of systematic monthly closing procedures. We have implemented the following measures to remediate the deficiencies: (i) hiring and training of qualified financial reporting and accounting personnel with experience in U.S. GAAP reporting; (ii) developing a comprehensive accounting policies and procedures manual to guide the day-to-day operations of our accounting and finance personnel; (iii) rolling out a new computerized enrollment system to timely track course enrollment and other relevant operating data across our school network; and (iv) strengthening our internal audit team to monitor the implementation of our policies and procedures. We will continue to implement measures to remedy these control deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

We do not have any liability or business disruption insurance, and a liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results.

We could be held liable for accidents that occur at our learning centers and other facilities, including indoor facilities where we organize certain summer camps activities and temporary housing facilities that we lease for our students from time to time. In the event of on-site food poisoning, personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. We currently do not have any liability insurance or business disruption insurance. A successful liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, require substantial cost to defend and divert the time and attention of our management.

Capacity constraints or system disruptions to our computer systems or websites could damage our reputation and limit our ability to retain students and increase student enrollments.

The performance and reliability of our online program infrastructure is critical to our reputation and ability to retain students and increase student enrollments. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our websites by our students or unavailability of our online programs. We cannot assure you that we will be able to expand our online program infrastructure on a timely basis sufficient to meet demand for such programs. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. Any interruption to our computer systems or operations could have a material adverse effect on our ability to retain students and increase student enrollments.

Our computer networks may be vulnerable to security risks that could disrupt operations and require us to expend significant resources.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

We face risks related to health epidemics and other outbreaks, which could result in reduced attendance or temporary closure of our schools, learning centers and bookstores.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2005 and 2006, there have been reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China may have a material and adverse effect on our business operations. These could require the temporary closure of our schools, learning centers and bookstores. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Terrorist attacks, geopolitical uncertainty and international conflicts involving the U.S. and elsewhere may discourage more students from studying in the United States and elsewhere outside of China, which could cause declines in the student enrollments for our courses.

Terrorist attacks, geopolitical uncertainty and international conflicts involving the U.S. and elsewhere, such as those that took place on September 11, 2001, could have an adverse effect on our overseas test preparation courses and English language training courses. Such attacks may discourage students from studying in the United States and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. These factors could cause declines in the student enrollments for our test preparation and English language training courses and could have an adverse effect on our overall business and results of operations.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC, the New York Stock Exchange and the Nasdaq National Market, have detailed requirements concerning corporate governance practices of public companies including Section 404 relating to internal controls over financial reporting. We expect these new rules and regulations to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. In addition, foreign ownership of primary and middle schools for students in grades one to nine is prohibited in the PRC. Accordingly, our wholly owned subsidiaries in China, which are considered foreign-invested, are currently ineligible to apply for the required education licenses and permits in China. We conduct our education business in China through contractual arrangements with New Oriental China and its subsidiaries and shareholders. New Oriental China is our consolidated affiliated entity directly owned by our founders and/or their respective affiliates. New Oriental China’s subsidiaries hold the requisite licenses and permits necessary to conduct our education business and operate our schools, learning centers and bookstores in China. We have been and are expected to continue to be dependent on New Oriental China and its subsidiaries to operate our education business until we qualify for direct ownership of educational businesses in China. We have entered into contractual arrangements with New Oriental China and its subsidiaries, pursuant to which we, through our wholly owned subsidiaries in China, provide exclusive teaching support, new enrollment system support and other services to New Oriental China and its subsidiaries in exchange for payments from them. In addition, we have entered into agreements with New Oriental China and each of the shareholders of New Oriental China, which provide us with a substantial ability to control New Oriental China and its existing and future subsidiaries.

If we, any of our wholly owned subsidiaries, New Oriental China or any of its existing and future subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities including the Ministry of Education, or MOE, which regulates the education industry, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries and affiliated entities;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;

•	imposing fines or other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with New Oriental China and its subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with New Oriental China and its subsidiaries and shareholders to operate our education business. For a description of these contractual arrangements, see “Corporate Structure—Our Corporate Structure and Contractual Arrangements” and “Related Party Transactions—Contractual Arrangements with New Oriental China and Its Subsidiaries and Shareholders.” These contractual arrangements may not be as effective in providing us with control over New Oriental China and its subsidiaries as direct ownership. If we had direct ownership of New Oriental China and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of New Oriental China and its subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if New Oriental China or any of its subsidiaries and shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. For example, if the shareholders of New Oriental China were to refuse to transfer their equity interest in New Oriental China to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with New Oriental China and/or its subsidiaries and shareholders if the beneficial owners of New Oriental China do not act in the best interests of our company when conflicts of interest arise between their dual roles as beneficial owners and directors of both New Oriental China and our company. See “—The beneficial owners of New Oriental China may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

The beneficial owners of New Oriental China may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The beneficial owners of New Oriental China are also the founders and beneficial owners of our company. Some of them are directors of both New Oriental China and our company. Conflicts of interests between their dual roles as beneficial owners and directors of both New Oriental China and our company may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, these individuals may breach or cause New Oriental China and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control New Oriental China and its subsidiaries, and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China, both of which provide that directors owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of New Oriental China, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

New Oriental China and its subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

With regard to income tax, according to the Implementation Rules for The Law for Promoting Private Education (2004), private schools that do not require reasonable returns are entitled to the same preferential tax treatment as public schools, while preferential tax treatment policies applicable to private schools requiring reasonable returns are separately formulated by the relevant authorities under the State Council. To date, however, no separate regulations or policies have been promulgated by the relevant authorities in this regard. As a result, our schools are subject to the specific requirements of their respective local tax authorities, which vary from location to location. In some cities, our schools are registered as schools that require reasonable returns, while in other cities, our schools are registered as schools that do not require reasonable returns. The current PRC laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services received, (ii) specify the formula for calculating “reasonable returns,” or (iii) change the preferential tax treatment policies applicable to private schools. We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting New Oriental China’s and its subsidiaries’ operations could materially and adversely affect our business prospects and results of operations.

The discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our results of operations.

According to The Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, however, no separate regulations or policies have been promulgated by the relevant authorities in this regard. In practice, tax treatments for private schools vary across different cities in China. In some cities, private schools are subject to a 33% standard enterprise income tax, while in other cities, private schools are subject to a 2% tax on gross receipts in lieu of the 33% standard enterprise income tax or may be exempted from enterprise income tax. In addition, some of our PRC subsidiaries and other affiliated entities currently also enjoy certain preferential tax treatment. Preferential tax treatments granted to us by local governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us, especially those schools in major cities, will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

In addition, under PRC laws and regulations, an enterprise that is registered in a high-tech zone and also qualifies as “new or high-technology enterprise” may enjoy preferential tax benefits. Each of our wholly owned subsidiaries in China and New Oriental China is a certified “new or high-technology enterprise” newly established in a high-tech zone in Beijing, and is entitled to a three-year exemption from enterprise income tax beginning from its first year of operation, a 7.5% enterprise income tax rate for another three years followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise.” If PRC laws and regulations were to phase out preferential tax benefits currently granted to “new or high-technology enterprises,” our wholly owned subsidiaries in China and New Oriental China would be subject to the standard enterprise income tax rate, which currently is 33%. Loss of these preferential tax treatments could have a material and adverse effect on our financial condition and results of operations.

Contractual arrangements we have entered into among our subsidiaries and New Oriental China and its subsidiaries may be subject to scrutiny by the PRC tax authorities and a finding that we or New Oriental China and its subsidiaries owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly owned subsidiaries in China and New Oriental China and its subsidiaries do not represent an arm’s-length price and adjust New Oriental China or any of its subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by New Oriental China or any of its subsidiaries, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Regulatory agencies may commence investigations of the private primary and secondary school directly owned and operated by a subsidiary of New Oriental China. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations.

PRC laws and regulations currently prohibit foreign ownership of primary and middle schools for students in grades one to nine in China. New Oriental China owns and operates a private primary and secondary school in Yangzhou, which may enter into contractual arrangements with our wholly owned subsidiaries in China in the future to pay teaching support and other fees to our subsidiaries in exchange for their services. As the provision of private primary and middle school services is a heavily regulated industry in China, the Yangzhou school and any new primary schools that New Oriental China or any of its subsidiaries establishes in the future may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could harm our business.

We rely principally on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our wholly owned subsidiaries in China and service, license and other fees paid to our wholly owned subsidiaries by New Oriental China and its subsidiaries for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities (other than our schools) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries is required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. See “—New Oriental China and its subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.” Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:

•	loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterpart; and

•	loans by us to New Oriental China or its subsidiaries, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterpart.

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because New Oriental China and its subsidiaries are domestic PRC entities, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in the “Regulations” section of this prospectus. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or New Oriental China or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

The regulation of Internet website operators is relatively new and subject to interpretation, and our operation of online education programs could be adversely affected if we are deemed to have violated applicable laws and regulations.

Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Xuncheng Network, a subsidiary of New Oriental China, engages in online education services through the Internet. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the Ministry of Information Industry, or MII, and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of Chinese companies with Internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000, the activities of Internet content providers are regulated by various Chinese government authorities including, the Ministry of Education, the State Administration of Radio, Film and Television, the General Administration of Press and Publication, or GAPP, and the Ministry of Culture, or MOC, depending on the specific activities conducted by the Internet content provider. In addition, MII recently posted a notice on its website entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services.” The notice prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC Internet content providers should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also states that PRC Internet content providers have until November 1, 2006 to evaluate their compliance with the notice and correct any non-compliance. A PRC Internet content provider’s failure to do so by November 1, 2006 may result in revocation of its ICP license. Xuncheng Network holds an ICP License issued by the Beijing branch of the MII, and is in the process of obtaining an Internet Culture License issued by Beijing branch of MOC and an Internet Publishing License issued by Beijing branch of GAPP for its online training programs. Xuncheng Network directly owns its domain names as well as servers and other infrastructure used to support our websites operating under these domain names. We are in the process of transferring relevant trademarks from our wholly owned subsidiaries in China to Xuncheng Network and believe that such transfer will be completed before November 1, 2006. Due to the uncertainties of interpretation and implementation of relevant regulations by different authorities, we cannot assure you that the licenses held by Xuncheng Network will be deemed to be adequate for all its online services. Failure to comply with applicable Chinese Internet regulations could subject us to severe penalties, including fines and/or other restrictions imposed upon us, or even orders of cessation of Xucheng’s operation.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our websites.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses, and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of our websites, including those used for our online education business, are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Some of our affiliated companies previously engaged in activities without necessary approvals. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business.

Some of our affiliated companies historically engaged in business activities that were not within the authorized scope of their respective licenses and without requisite approvals. For example, Xuncheng Network had engaged in online sales of publications without all necessary licenses and permits. Each of these companies subsequently ceased the unauthorized activities or included these activities into the business scope of their respective business licenses. While all these companies currently operate within their authorized scope of business or are in the process of obtaining relevant licenses, the relevant PRC authorities have the authority to impose fines or other penalties for their violations. In rare instances, these authorities may require disgorgement of profits or revoke business license, but as a matter of practice, the authorities are likely to impose such an extreme penalty only after repeated warnings are ignored or where a violation is blatant and continuous. Due to the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that these companies will not be subject to such type of penalties for their past violations, or that such type of penalties will not have a material adverse effect on our business.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising interest rates and bank reserve requirements to place additional limitations on the ability of commercial banks to make loans, in order to contain the growth of specific segments of China’s economy that it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management named in the prospectus.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade- related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and May 15, 2006. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency.

If any of our PRC subsidiaries, affiliated entities and their subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy those assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

To comply with PRC laws and regulations relating to foreign ownership restrictions in the education business, we currently conduct our operations in China through contractual arrangements with New Oriental China, its shareholders and subsidiaries. As part of these arrangements, New Oriental China and its subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of New Oriental China and its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

The approval of the Chinese Securities Regulatory Commission may be required in connection with this offering under a recently adopted PRC regulation; if the timing of this offering is delayed and our ADSs do not commence trading prior to the effective date of the regulation, we may be required to obtain CSRC approval for this offering and we cannot currently predict the consequences of any failure to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a regulation that will become effective on September 8, 2006. This regulation, among other things, purports to require offshore special purpose vehicles, or SPVs, formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, such as our company, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While the application of this new regulation is not yet clear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required if trading of our ADSs commences prior to the effective date of the regulation. Although the CSRC is expected to promulgate formal implementing rules and/or regulations and possibly other clarifications, the procedures and timing for obtaining any required CSRC approval have not been established and it is unclear when these will be established. Therefore, if the timing of this offering is delayed and our ADSs do not commence trading prior to the effective date of the regulation, we may be required to obtain CSRC approval for this offering and we cannot currently predict the consequences of any failure to obtain such approval.

Risks Related to Our ADSs and This Offering

There has been no public market for our common shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our common shares or ADSs. We have applied for the listing of our ADSs on the New York Stock Exchange. Our common shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other education companies, announcements by us or our competitions of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering at the assumed initial public offering price, you will incur immediate dilution of US$8.52 per ADS. See “Dilution.”

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new school and learning center openings, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of educational service providers;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in education in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to:

•	open additional schools and learning centers;

•	acquire necessary technologies, products or businesses;

•	hire, train and retain teachers and other employees;

•	market our programs, services and products; or

•	respond to competitive pressures or unanticipated capital requirements.

Our corporate actions are substantially controlled by our officers, directors, principal shareholders and affiliated entities.

After this offering, our executive officers, directors, principal shareholders and their affiliated entities will beneficially own approximately 61.8% of our outstanding shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 141,111,111 common shares outstanding, including 30,000,000 common shares represented by 7,500,000 ADSs, assuming the underwriters do not exercise the over-allotment option. All ADSs sold in this offering, other than the up to 320,533 ADSs sold in our directed share program, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our common shares will have the right to cause us to register the sale of an aggregate of 99,704,285 shares under the Securities Act, subject to a 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. See “Description of American Depositary Shares.”

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries and affiliated entities in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the

United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering.

We have not allocated the majority of the net proceeds to be received by us of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our articles of association may contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs.

We are considering adopting amended and restated articles of association that will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending May 31, 2007. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our ADSs and common shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Recent Developments,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to increase student enrollments and course fees and expand program, service and product offerings;

•	competition in the language training, test preparation, primary and secondary education, educational content, software and other technology development and online education markets;

•	risks associated with our offering of new educational programs, services and products and the expansion of our geographic reach;

•	the expected increase in expenditures on education in China; and

•	PRC laws, regulations and policies relating to private education and providers of private educational services.

You should read thoroughly this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This prospectus also contains third-party data relating to the education market in China that includes projections based on a number of assumptions. The education market may not grow at the rates projected by market data, or at all. The failure of this market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$80.7 million or approximately US$93.3 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$12.00 per ADS, the midpoint of the range shown on the front cover page of this prospectus. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, a US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) the net proceeds of this offering by US$7.0 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our common shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, obtain additional capital and repay the outstanding indebtedness under our loan agreements and corporate facility with commercial banks. The following table sets forth a summary of our outstanding indebtedness as of July 31, 2006:

Bank Name	Date of Loan Initiation	Due Date	Type of Loan	Principal (In RMB)	Interest Rate
China Minsheng Bank Bank of Communications Bank of Communications Bank of Beijing	03/31/2005 10/10/2002 12/03/2003 03/31/2006	03/31/2015 10/10/2006 10/10/2006 03/30/2007	Mortgage Mortgage Guaranteed Loan Guaranteed Loan	103,651,683 10,000,000 24,500,000 10,000,000	6.12 5.58 5.58 5.58	% % % %

We incurred the RMB10 million short-term loan in 2006 to repay part of our existing loans and finance the construction of our school in Yangzhou.

We intend to use the net proceeds from this offering as follows:

•	approximately US$18.5 million to repay all of our outstanding indebtedness;

•	up to US$20 million to expand our network of schools and learning centers and improve our existing facilities; and

•	the balance to fund working capital and for other general corporate purposes, which may include strategic acquisitions of businesses that could complement our existing capabilities and business.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. For a discussion of our strategies and business plan, see “Business—Our Strategy.” We do not currently have any agreements or understandings to make any material acquisitions of, or investments in, other businesses. To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in interest bearing bank deposits that may be withdrawn upon demand.

In utilizing the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries and affiliated entities or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could adversely and materially affect our liquidity and our ability to fund and expand our business.”

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

DIVIDEND POLICY

We declared an annual dividend of RMB0.05, RMB0.27 and RMB0.65 per share, respectively, to holders of our common shares in our fiscal years 2003, 2004 and 2005. We declared an annual dividend of RMB0.59 per share to holders of our common shares and preferred shares in our fiscal year 2006. We have no present plan to declare any dividends on our shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting, license and other fees paid to us by New Oriental China and its subsidiaries. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves may not be distributed as cash dividends. Further, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Moreover, New Oriental China owns many private schools in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. See “Risk Factors—Risks Related to Our Corporate Structure—New Oriental China and its subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Our board of directors has complete discretion regarding whether to declare and distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of May 31, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A convertible preferred shares into 11,111,111 common shares immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis to reflect the automatic conversion of all of our outstanding Series A convertible preferred shares into 11,111,111 common shares immediately prior to the closing of this offering, the repayment of our short-term borrowings of US$4.4 million and long-term debt of US$18.7 million, and the sale of 30,000,000 common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$3.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of May 31, 2006
(in thousands)	Actual		Pro Forma(1)		Pro Forma as adjusted
			(unaudited)		(unaudited)
	RMB	US$	RMB	US$	RMB	US$

Short-term borrowings(2)	35,000	$4,365	35,000	$4,365	—	$—
Current portion of long term debt(2)	47,603	5,936	47,603	$5,936	—	—
Long-term debt, less current portion(2)	102,638	$12,800	102,638	$12,800	—	—
Shareholders’ equity:
Series A convertible preferred shares, (US$0.01 par value per share; 11,111,111 shares authorized, 11,111,111 issued and outstanding and nil issued and outstanding on a pro forma and pro forma as adjusted basis)	920	114	—	$—	—	—
Common shares, (US$0.01 par value per share, 150,000,000 shares authorized, 100,000,000 shares issued and outstanding, 111,111,111 shares issued and outstanding on a pro forma basis and 141,111,111 issued and outstanding on a pro forma as adjusted basis)	8,277	1,032	9,197	$1,146	11,602	1,446
Additional paid-in capital	309,519	38,599	309,519	38,599	769,198	95,924
Retained earnings	202,871	25,300	202,871	$25,300	202,871	25,300
Accumulated other comprehensive income	(81)	(10)	(81)	$(10)	(81)	(10)

Total shareholders’ equity(3)	521,506	65,035	521,506	$65,035	983,590	122,660

Total capitalization(4)	706,747	$88,136	706,747	$88,136	983,590	$122,660

(1)	The pro forma information discussed above is illustrative only.
(2)	None of our short-term borrowings and long-term debt is guaranteed by a third party.
(3)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, an US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$7.0 million.
(4)	Total capitalization includes long-term borrowings (less current portion) and total shareholders’ equity. As of May 31, 2006, on an actual basis and on a pro forma basis, our short-term debt was US$4.4 million and the current portion of our long-term borrowings was US$5.9 million.

DILUTION

Our net tangible book value as of May 31, 2006 was approximately US$0.65 per common share, and US$2.60 per ADS. Net tangible book value per common share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of common shares outstanding. Dilution is determined by subtracting net tangible book value per common share from the assumed public offering price per common share.

Without taking into account any other changes in such net tangible book value after May 31, 2006, other than to give effect to (i) the conversion of all of our preferred shares into common shares, which will occur immediately prior to the closing of this offering, (ii) the repayment of our short-term borrowings of US$4.4 million and long-term debt of US$18.7 million and (iii) our sale of 7,500,000 ADSs offered in this offering, at an assumed initial public offering price of US$12.00 per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses (assuming the over-allotment option is not exercised), our pro forma net tangible book value at May 31, 2006 would have been US$0.87 per outstanding common share, including common shares underlying our outstanding ADSs, or US$3.48 per ADS. This represents an immediate increase in net tangible book value of US$0.22 per common share, or US$0.88 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per common share basis assuming that the initial public offering price per common share is US$3.00 and all ADSs are exchanged for common shares:

Assumed initial public offering price per common share before deduction of underwriting discounts and commissions and estimated offering expenses	US$	3.00
Pro Forma net tangible book value per common share	US$	0.87
Amount of dilution in net tangible book value per common share to new investors in the offering	US$	2.13
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$	8.52

A US$1.00 increase (decrease) in the assumed public offering price of US$12.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$7.0 million, the pro forma net tangible book value per common share and per ADS after giving effect to this offering by US$0.05 and US$0.20 per common share and per ADS, respectively, and the dilution in pro forma net tangible book value per common share and per ADS to new investors in this offering by US$2.33 and US$1.93 per common share and US$9.32 and US$7.72 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma basis as of May 31, 2006, the differences between the shareholders as of May 31, 2006 and the new investors with respect to the number of common shares purchased from us, the total consideration paid and the average price per common share paid at an assumed initial public offering price of US$3.00 per share before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of common shares does not include 4,500,000 common shares issuable pursuant to the exercise of the over-allotment option granted to the underwriters. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering to be determined at pricing.

	Common Shares Purchased(1)		Total Consideration			Average Price Per Common Share	Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	111,111,111	78.7%	US$	25,775,000	22.3%	$0.23	$0.92
New investors	30,000,000	21.3	US$	90,000,000	77.7	$3.00	$12.00

Total	141,111,111	100%	US$	115,775,000	100%

(1)	Assumes conversion of all preferred shares into common shares

The discussion and tables above also assume no exercise of any outstanding stock options. As of May 31, 2006, there were 8,719,500 common shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$2.09 per share, and there were additional common shares available for future issuance upon the exercise of future grants under our 2006 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB8.0188 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On August 21, 2006, the noon buying rate was RMB7.9698 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2001	8.2766	8.2772	8.2786	8.2709
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006
February	8.0415	8.0512	8.0616	8.0415
March	8.0167	8.0350	8.0505	8.0167
April	8.0165	8.0143	8.0248	8.0040
May	8.0215	8.0131	8.0300	8.0005
June	7.9943	8.0042	8.0225	7.9943
July	7.9690	7.9897	8.0018	7.9690
August (through August 21)	7.9698	7.9760	8.0000	7.9680

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Tian Yuan Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

CORPORATE STRUCTURE

Our History

Our first school was established by Michael Minhong Yu, our Chairman and Chief Executive Officer, in Beijing, China in 1993 to offer TOEFL test preparation courses to college students. We established New Oriental China in 2001 to own all of our schools and learning centers. Since our inception, we have grown rapidly and transformed ourselves from primarily a language training and test preparation company to the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China.

In order to facilitate foreign investment in our company, we established our offshore holding company, New Oriental Education & Technology Group Inc. as a company registered in the British Virgin Islands in August 2004. On January 25, 2006, we completed the process of changing our offshore holding company’s corporate domicile to the Cayman Islands and we are now a Cayman Islands company limited by shares.

Our Corporate Structure and Contractual Arrangements

Substantially all of our operations are conducted in China through our contractual arrangements with our consolidated affiliated entity, New Oriental China and its subsidiaries, as well as three wholly owned subsidiaries in China:

•	Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, which primarily engages in the educational software development business and sub-licenses our trademarks to New Oriental China and its subsidiaries;

•	Beijing Decision Education Co., Ltd., or Beijing Decision, which primarily engages in the business of providing educational technology services and educational management services; and

•	Beijing Judgment Education & Consulting Co., Ltd., or Beijing Judgment, a company that directly holds the real estate properties on which certain of our schools are located.

The following diagram illustrates our corporate structure and the place of incorporation of each named entity as of May 31, 2006:

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education outside China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. Accordingly, our wholly owned subsidiaries in China, which are considered foreign-invested, are currently ineligible to apply for the required education licenses and permits in China. In addition, PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine in China. We conduct our education business in China through contractual arrangements with New Oriental China and its subsidiaries and shareholders. New Oriental China is our consolidated affiliated entity directly owned by our founders and/or their respective affiliates.

New Oriental China’s subsidiaries hold the requisite licenses and permits necessary to conduct our education business and operate our schools, learning centers, bookstores as well as online education business in China. We have been and are expected to continue to be dependent on New Oriental China and its subsidiaries to operate our education business until we qualify for direct ownership of an education business in China under PRC laws and regulations and acquire New Oriental China and its subsidiaries as our direct, wholly owned subsidiaries. We have entered into contractual arrangements with New Oriental China and its subsidiaries and shareholders, which enable us to:

•	exercise effective control over New Oriental China and its subsidiaries;

•	receive a substantial portion of the economic benefits from New Oriental China and its subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China; and

•	have an exclusive option to purchase all or part of the equity interests in New Oriental China in each case when and to the extent permitted by PRC law.

Agreements that Transfer Economic Benefits to Us

Teaching Support Agreements. Pursuant to the teaching support agreements dated as of April 25, 2005 and their respective supplements entered into on January 1, 2006 between Beijing Decision and certain New Oriental schools, Beijing Decision agreed to provide exclusive teaching support services to each of these New Oriental schools for an annual fee based on the school’s revenues, subject to quarterly adjustments. The teaching support services include developing a curriculum for the school. Each of these agreements and their corresponding supplements has a term of five years from the signing date of the supplement. Each agreement may be terminated by a party thereto if the other party fails to perform its obligations under the agreement and such failure is not cured within 60 days after it receives a written notice from the non-breaching party.

New Enrollment System Development Service Agreements. Pursuant to the new enrollment system development service agreements dated as of April 25, 2005 and their respective supplements entered into on January 1, 2006 between Beijing Decision and certain New Oriental schools, Beijing Decision agreed to provide new enrollment system development and regular maintenance services to each of these New Oriental schools for a fee calculated based upon the number of new enrollments each month, subject to quarterly adjustments. The new enrollment system in these agreements refers to the new enrollment system designed and created by Beijing Decision. Each of these agreements and their corresponding supplements has a term of five years from the signing date of the supplement. Each agreement may be terminated by a party thereto if the other party fails to perform its obligations under the agreement and such failure is not cured within 60 days after it receives a written notice from the non-breaching party.

Website Development and Use Agreements. Pursuant to the website development and use agreements dated as of April 25, 2005 and their respective supplements entered into on January 1, 2006 between Beijing Decision and certain New Oriental schools and subsidiaries of New Oriental China, Beijing Decision agreed to provide website development and regular system maintenance services to each of these New Oriental schools and of these subsidiaries for an annual fee calculated based upon the annual revenues of the school and the subsidiary, respectively, subject to quarterly adjustments. Beijing Decision agreed to design and create a web platform based upon the request of the school and the subsidiary, as the case may be, each of which has the exclusive right to use, benefit from or otherwise dispose of the web platform. Each of these agreements and their corresponding supplements has a term of five years from the signing date of the supplement. Each agreement may be terminated by a party thereto if the other party fails to perform its obligations under the agreement and such failure is not cured within 60 days after it receives a written notice from the non-breaching party.

Trademark License Agreements. Pursuant to (1) two trademark license agreements dated May 13, 2006 between us as the licensor and New Oriental China as the licensee, and (2) the trademark license agreement dated May 13, 2006 between us as the licensor and Beijing Hewstone as the licensee, we have licensed our trademarks to New Oriental China and Beijing Hewstone for their use in China. We have also allowed Beijing Hewstone to enter into a sub-license agreement with each subsidiary of New Oriental China and each New Oriental school pursuant to which each of these subsidiaries and schools may use our trademarks in China by paying certain licensing fees. Beijing Hewstone is authorized to collect an annual licensing fee from each sub-licensee and handle other related matters. The term of each of these license and sublicense agreements is ten years from the signing date. Each agreement may be terminated by a party thereto if the other party fails to perform its obligations under the agreement and such failure is not cured within 60 days after it receives a written notice from the non-breaching party.

Sale of Educational Software. Since 2005, Beijing Hewstone has been selling various self-developed educational software to various New Oriental schools which are in turn included as part of the course materials for students who enroll in relevant courses. The sales are conducted at mutually agreed-upon prices without any written agreement between the parties.

Agreements that Provide Effective Control over New Oriental China and its Subsidiaries

Equity Pledge Agreement. Pursuant to the equity pledge agreement entered into on May 25, 2006 among New Oriental China, the shareholders of New Oriental China, Beijing Hewstone and Beijing Decision, each shareholder agreed to pledge his or its equity interests of New Oriental China to Beijing Hewstone and Beijing Decision to secure the performance of New Oriental China’s or its subsidiaries’ obligations under the relevant principal agreements, including certain teaching support agreements, new enrollment system development service agreements, website development and use agreements, and trademark license agreements, and each of them has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on his or its equity interest in New Oriental China without the prior written consent of Beijing Hewstone and Beijing Decision.

Exclusive Option Agreement. Pursuant to the exclusive option agreements entered into on various dates and amended on May 25, 2006, among our company, New Oriental China and the shareholders of New Oriental China, the shareholders of New Oriental China are obligated to sell to us, and we have an exclusive, irrevocable and unconditional right to purchase, or cause our designated party to purchase, from such shareholders, in our sole discretion, part or of all of these shareholders’ equity interests in New Oriental China when and to the extent that applicable PRC law permits us to own part or all of such equity interests in New Oriental China. The purchase price to be paid by us will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•	the ownership structures of New Oriental China and its subsidiaries and our wholly owned subsidiaries in China, both currently and after giving effect to this offering, are in compliance with existing PRC laws and regulations;

•	the contractual arrangements among our wholly owned subsidiaries in China and New Oriental China and its shareholders and subsidiaries governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the business operations of our wholly owned subsidiaries in China and New Oriental China and its subsidiaries, as described in this prospectus, are in compliance with existing PRC laws and regulations in all material respects.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC education business do not comply with PRC government restrictions on foreign investment in the education businesses, we could be subject to severe penalties. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

SELECTED CONSOLIDATED CONDENSED FINANCIAL DATA

The following selected consolidated condensed financial data as of May 31, 2004, 2005 and 2006 and for the three years ended May 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements. These consolidated condensed financial data have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on our audited consolidated financial statements is included elsewhere in this prospectus. Our selected consolidated condensed financial data as of May 31, 2002 and 2003 and for the two years ended May 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements which are not included in this prospectus, but which have been prepared on the same basis as our audited consolidated financial statements. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

(in thousands except share, per share and per ADS data)	For the Years Ended May 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$

Consolidated Statement of Operations Data:
Net revenues
Educational programs and services	235,800	344,382	430,398	606,812	721,497	$89,976
Books and others	2,659	2,887	11,411	36,458	48,762	6,081

Total net revenues	238,459	347,269	441,809	643,270	770,259	96,057

Operating costs and expenses
Cost of revenues	(102,530)	(145,339)	(191,007)	(273,690)	(320,895)	(40,018)
Selling and marketing	(9,575)	(20,667)	(41,613)	(50,716)	(82,121)	(10,241)
General and administrative	(66,872)	(156,577)	(163,470)	(207,767)	(303,084)	(37,797)

Total operating costs and expenses	(178,977)	(322,583)	(396,090)	(532,173)	(706,100)	(88,056)

Operating income	59,482	24,686	45,719	111,097	64,159	8,001

Other income (expense)
Interest income	1,455	2,844	4,127	3,652	2,332	291
Interest expense	—	(384)	(3,088)	(6,338)	(9,837)	(1,228)
Miscellaneous income (expense)	505	8	2,541	782	136	17
Foreign exchange loss	—	—	—	—	(3,065)	(382)

Income from continuing operations before income taxes and minority interest	61,442	27,154	49,299	109,193	53,725	6,699
Income tax expense:
Current	(557)	(1,594)	(3,622)	(7,772)	(16,173)	(2,016)
Deferred	—	—	985	1,928	2,250	280

Income tax expense	(557)	(1,594)	(2,637)	(5,844)	(13,923)	(1,736)

Minority interest, net of tax	(236)	31	(220)	(97)	(12)	(1)

Income from continuing operations	60,649	25,591	46,442	103,252	39,790	4,962

Income on discontinued operations	—	(6,228)	5,947	38,722	9,595	1,197

Net income	60,649	19,363	52,389	141,974	49,385	6,159
Dividend in kind	—	—	—	—	(25,526)	(3,183)

Income attributable to holders of common shares	60,649	19,363	52,389	141,974	23,859	$2,976

Net income per share—basic	0.61	0.19	0.52	1.42	0.24	$0.03

Net income per share—diluted	0.61	0.19	0.52	1.35	0.21	$0.03
Net income per ADS(1)

Shares used in calculating basic net income per share	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000

Shares used in calculating diluted net income per share	100,000,000	100,000,000	100,000,000	104,840,183	111,111,111	111,111,111

Dividends declared per share(2)	—	0.05	0.27	0.65	0.59	$0.07

(in thousands except share, per share and per ADS data)	For the Years Ended May 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$
Pro forma net income per share on an as converted basis, basic (unaudited)	—	—	—	—	0.21	$0.03

Pro forma net income per share on an as converted basis, diluted (unaudited)	—	—	—	—	0.21	$0.03

Shares used in calculating pro forma per share amounts on an as converted basis, basic (unaudited)	—	—	—	—	111,111,111	111,111,111

Shares used in calculating pro forma per share amounts on an as converted basis, diluted (unaudited)	—	—	—	—	111,111,111	111,111,111

Share-based compensation expense included in:
Cost of revenues	—	481	367	—	392	$49
Selling and marketing	—	313	282	—	1,410	$176
General and administrative	—	10,207	16,168	—	62,655	$7,816

(1)	Each ADS represents four common shares.
(2)	We declared an annual dividend of RMB0.27 and RMB0.65 per share, respectively, to holders of our common shares in our fiscal years ended May 31, 2004 and 2005. We declared an annual dividend of RMB0.59 per share to holders of our common shares and preferred shares in our fiscal year ended May 31, 2006.

The following table presents a summary of our consolidated balance sheet data as of May 31, 2002, 2003, 2004, 2005 and 2006:

	As of May 31,
(in thousands)	2002	2003	2004	2005	2006		2006(1) Pro Forma (unaudited)
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	198,588	232,173	208,459	332,261	261,854	$32,655	261,854	$32,655
Total assets	278,992	512,444	662,922	1,113,312	1,089,562	$135,876	1,089,562	$135,876
Total current liabilities	125,344	285,090	376,698	447,354	465,218	$58,016	465,218	$58,016
Total liabilities	126,045	332,112	439,042	629,186	568,056	$70,841	568,056	$70,841
Long-term debt, less current portion	—	30,000	54,500	179,685	102,638	$12,800	102,638	$12,800
Series A convertible preferred shares	—	—	—	920	920	$114	—	—
Total shareholders’ equity	152,947	180,332	223,880	484,126	521,506	$65,035	521,506	$65,035

(1)	The unaudited pro forma balance sheet data as of May 31, 2006 assumes the conversion of all of our outstanding Series A convertible preferred shares outstanding as of May 31, 2006 into common shares immediately upon the completion of the initial public offering.

RECENT DEVELOPMENTS

The following is an estimate of our selected preliminary unaudited financial results for the three months ending August 31, 2006. These results are subject to the completion of our normal quarter-end closing procedures and review by our independent registered public accounting firm in accordance with Statement of Auditing Standards No. 100, which provides guidance on performing reviews of interim financial information. As a result, our preliminary unaudited financial results set forth below may be subject to change. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-Looking Statements.”

We estimate that we will generate total net revenues ranging from approximately RMB405 million (US$50.5 million) to RMB425 million (US$53.0 million) in the three months ending August 31, 2006. We estimate that we will have operating income ranging from approximately RMB153 million (US$19.1 million) to RMB173 million (US$21.6 million) in the three months ending August 31, 2006. We estimate that we will have net income ranging from approximately RMB140 million (US$17.5 million) to RMB160 million (US$20.0 million) in the three months ending August 31, 2006.

Although full results for our fiscal quarter ending August 31, 2006 are not yet available, based upon our management accounts for June and July 2006 and the information available to us, and except as otherwise described in this prospectus, we do not anticipate that our results for the quarter will be adversely impacted, in the aggregate, by any material or unusual adverse events. However, our actual results may differ from our current estimates. We cannot assure you that our results for this interim period will be indicative of our results for the full year or future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. We offer a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. We have experienced significant growth in our business in recent years. Our total net revenues increased from RMB441.8 million in the fiscal year ended May 31, 2004 to RMB770.3 million (US$96.1 million) in the fiscal year ended May 31, 2006, representing a CAGR of 32.0%, and our net income increased from RMB52.4 million in the fiscal year ended May 31, 2004 to RMB142.0 million in the fiscal year ended May 31, 2005, but decreased to RMB49.4 million (US$6.2 million) in the fiscal year ended May 31, 2006 primarily due to the RMB64.5 million (US$8.0 million) share-based compensation expenses we incurred in connection with the restricted shares we granted to our employees, directors and consultants during the year at prices below the fair market value of our common shares on the relevant dates of grant and an RMB29.1 million (US$3.6 million) decrease in the income from discontinued operations as we disposed of all of our equity interest in an affiliated entity in August 2005.

Our recent growth has been achieved primarily by increasing student enrollments and course fees through expanding the breadth of our program, service and product offerings, implementing market-based fee increases and establishing new schools and learning centers. Our total cumulative student enrollments increased from over 552,000 as of the end of 2001 to over three million as of May 31, 2006, and our network grew from three schools and 23 learning centers in three cities in 2001 to 25 schools and 111 learning centers in 24 cities, respectively, as of May 31, 2006.

General Factors Affecting Our Results of Operations

We have benefited significantly from favorable demographic trends, the overall economic growth and the demand for high-quality private education and English language training in China. The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. At the same time, China’s integration into the global economy has accelerated, resulting in more career opportunities for Chinese citizens who are able to communicate effectively in English. We anticipate that the demand for private education and English language training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the private education industry in China, which in turn may harm our business and results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by factors affecting the private education industry in China generally and by conditions in each of the geographic markets we serve, we believe our business is more directly affected by company-specific factors such as the number of student enrollments, the amount of course fees and our operating costs and expenses. The number of student enrollments is in turn largely driven by the demand for our courses, the effectiveness of our marketing and brand promotion efforts, the locations of our schools and learning centers, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressure, as well as seasonal factors. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar courses.

Our future results of operations will depend significantly upon our ability to increase student enrollments at existing schools and learning centers and further expand our school network throughout China, as well as offer a greater variety of courses, including smaller-size classes. Specifically, we opened 10 new schools in fiscal year 2006 and plan to open six to eight new schools in fiscal year 2007 depending on local market conditions of the new markets we plan to enter. We expect to incur capital expenditures ranging from approximately RMB1.0 million to RMB4.0 million per new school depending primarily on the size and geographic location of the school. In addition, we have offered and plan to continue offering an increasing number and a greater variety of smaller classes, such as “Pop Kids” English classes for kindergarten through sixth grade students with 10 to 25 students per class and higher-end “Elite English” classes for adults and children of high-income families with one to 10 students per class. Our planned expansion will result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and school management personnel as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing markets. We have launched our new computerized enrollment system to timely track course enrollment and other relevant operating data in our schools in Beijing and plan to roll out the system across our school network by the end of fiscal year 2007. We will continue to implement additional systems and measures and recruit qualified personnel in order to effectively manage and support our growth. If we cannot achieve these improvements, our financial condition and results of operations may be materially adversely affected.

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, our education business is currently conducted through contractual arrangements among us, our wholly owned subsidiaries in China, and our consolidated variable interest entities in China, which consist of New Oriental China and its wholly owned subsidiaries. New Oriental China’s subsidiaries hold the licenses and permits necessary to conduct our educational services business in China and directly operate its schools, learning centers and bookstores, develop and distribute educational content, software and other technologies, and operate our online education business. We intend to own and operate schools and learning centers when PRC law permits us to do so. For a description of these contractual arrangements, see “Corporate Structure—Our Corporate Structure and Contractual Arrangements” and “Related Party Transactions—Contractual Arrangements with New Oriental China and Its Subsidiaries and Shareholders.”

Net Revenues. In the fiscal years ended May 31, 2004, 2005 and 2006, we generated total net revenues of RMB441.8 million, RMB643.3 million and RMB770.3 million (US$96.1 million), respectively. Our revenues are net of PRC business taxes and related surcharges, as well as scholarships and refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 97.4%, 94.3% and 93.7% of our total net revenues in the fiscal years ended May 31, 2004, 2005 and 2006, respectively; and

•	books and others, which accounted for 2.6%, 5.7% and 6.3% of our total net revenues in the fiscal years ended May 31, 2004, 2005 and 2006, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, primary and secondary school education, online education and post-secondary education. Revenues from language training courses and test preparation courses accounted for 96.0%, 91.9% and 89.2%, respectively, of our total net revenues in the fiscal years ended May 31, 2004, 2005 and 2006.

We recognize revenues from course fees collected for enrollment in our language training and test preparation courses and post-secondary educational programs proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary school ratably over the corresponding academic year. We sell pre-paid online education cards primarily to distributors, who in turn sell them to students. We recognize revenues from sales of pre-paid cards in proportion to the actual time that students spend on our online courses. Course fees and school fees collected and amounts received from sales of pre-paid cards are recorded as deferred revenues until they can be recognized as revenues upon their use or expiration. Upon expiration of a prepaid card, which is six months to one year from the date of the sale of the card, we recognize the remaining amount of deferred revenues as revenues.

The most significant factors that directly affect our revenues from educational programs and services are the number of student enrollments and the amount of course fees. We believe our students are attracted to us primarily because of our established brand and reputation in the private education sector, especially in the areas of English language training and overseas admissions and assessment test preparation, the quality of our instruction and the variety of our programs, services and products. For the past five years, our revenue growth has been driven primarily by increased enrollments in our English language training courses and test preparation courses and other programs and services. The number of student enrollments for our courses is affected by the demand for our courses, the effectiveness of our marketing and brand promotion, the demographic composition of the cities where we have schools and learning centers, our ability to respond to competitive pressure, as well as seasonal factors. Our courses generally have the largest student enrollments in our first fiscal quarter from June 1 to August 31 each year, primarily because many students enroll in our courses during the summer vacation to enhance their foreign language skills and/or prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced larger student enrollments in our third fiscal quarter from December 1 to February 28 each year, primarily because many students enroll in our language training and other courses during the winter school holidays. We expect this seasonality enrollment pattern to continue, especially for most of our language training courses for college and middle school students and test preparation courses.

Although similar courses have comparable rates, course fees vary among our numerous courses. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar programs. Our test preparation courses are generally delivered in large class settings ranging from 50 students to 500 students per class and our English language training courses are delivered in class settings ranging from one student to 150 students per class. To further penetrate the English language training markets for children and high-income individuals, we have offered and plan to continue offering an increasing number and a greater variety of smaller classes for children and adults, such as “Pop Kids” English classes for students in kindergarten through grade six with ten to 25 students per class and higher-end personalized “Elite English” classes for high-income adults and children with one to ten students per class. We typically adjust course fees or school fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. We expect to continue to derive a substantial majority of our revenues from educational programs and services.

A significant portion of our revenues has been derived from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests by educational institutions and governmental authorities both in China and abroad. If the use of admissions and assessment tests declines or falls out of favor with educational institutions, government authorities and other entities, the markets for our test preparation courses will shrink and our business may be materially and adversely affected. For example, in early 2005, the PRC Ministry of Education started reforming the CET 4 and CET 6 exams, which, among other things, will limit these exams only to college students starting from 2007. As a result, the total number of students who started our CET 4 and CET 6 exam preparation courses decreased from approximately 180,000 in calendar year

2004 to approximately 140,000 in calendar year 2005. We have experienced only a slight decline in the number of students who started our CET 4 and CET 6 exam preparation courses in calendar year 2006 to date as compared to the same period in 2005. We are currently not aware of any other proposed reforms by the PRC regulatory authorities concerning admissions and assessment tests that would materially and adversely affect our domestic test preparation business.

Books and Others. We distribute and sell books and other educational materials developed or licensed by us through our own distribution channels, which consist of our bookstores and websites, and also through third-party distributors. We normally provide books and other educational materials that are required for our courses and do not separately charge students for these items. We recognize revenues from sales of books and other educational materials when the products are sold to end customers. As we believe successful content development is important to the success of our business in China, we intend to continuously enhance the quality and breadth of our education content offerings and distribute more books and other educational materials through our own bookstores, as well as third-party distributors, including over 5,000 bookstores. Accordingly, we expect revenues from sales of books and other educational materials to continue to increase in the future.

We also provide consulting services to students regarding overseas studies and related processes, such as visa applications. We charge each student a fee based on the scope of consulting services requested by the student and recognize revenues when our consulting services are delivered. We expect that revenues from these consulting services will continue to constitute a small portion of our total revenues in the future.

Operating Costs and Expenses. Our operating costs and expenses consist of cost of revenues, selling and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended May 31,
	2004		2005		2006
(in thousands, except percentages)	RMB	%	RMB	%	RMB	US$	%
Net revenues	441,809	100.0	643,270	100.0	770,259	$96,057	100.0

Operating costs and expenses:
Cost of revenues	(191,007)	(43.2)	(273,690)	(42.5)	(320,895)	(40,018)	(41.7)
Selling and marketing	(41,613)	(9.4)	(50,716)	(7.9)	(82,121)	(10,241)	(10.7)
General and administrative	(163,470)	(37.0)	(207,767)	(32.3)	(303,084)	(37,797)	(39.3)

Total operating costs and expenses	(396,090)	(89.6)	(532,173)	(82.7)	(706,100)	$(88,056)	(91.7)

We rely on our teachers to deliver educational services. Our teachers consist of both full-time teachers and contract teachers. Full-time teachers deliver instruction and may also be involved in management, administration and other functions at our schools and other subsidiaries and affiliated entities. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our contract teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors. To attract and retain high-quality teachers, we have granted equity incentives, including restricted shares and share options, to some of our teachers. We account for teaching fees and performance-linked bonuses paid to our teachers as cost of revenues as they are directly associated with the provision of educational services, and account for the other compensation and benefits to our teachers as general and administrative expenses.

Cost of Revenues. Cost of revenues for educational programs and services primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services, as well as costs of course materials. Cost of books and others primarily consist of printing costs of books and other materials, and licenses fees, royalties and other fees paid to content licensors, publishing companies and third-party distributors. We anticipate that our total cost of revenues will continue to increase as we continue to open new schools and learning centers and hire additional teachers.

Selling and Marketing Expenses. Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purpose. We expect that our selling and marketing expenses will continue to increase as we further expand into new geographic locations and enhance our brand recognition.

General and Administrative Expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, compensation and benefits of full-time teachers excluding teaching fees and performance-linked bonuses and, to a lesser extent, costs to develop curriculum, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company, including costs of enhancing our internal controls.

Share-based Compensation Expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Years Ended May 31,
	2004		2005		2006
(in thousands, except percentages)	RMB	%	RMB	%	RMB	US$	%
Allocation of Share-based Compensation Expenses:
Cost of revenues	367	2.2	—	—	392	$49	0.6
Selling and marketing	282	1.7	—	—	1,410	$176	2.2
General and administrative	16,168	96.1	—	—	62,655	$7,816	97.2

In the fiscal years ended May 31, 2004, 2005 and 2006, we issued 2,477,500, nil and 4,572,500 restricted shares, respectively, to our employees, directors and consultants for services rendered by them. These shares vested immediately on the date of grant. In addition, we adopted the 2006 Share Incentive Plan in January 2006, under which we are authorized to, starting from 2006, issue share options to purchase up to 10,000,000 common shares to our employees, directors and consultants in 2006, as well as additional options in future periods. See “Management—Share Incentives.” We have granted options to purchase a total of 8,719,500 common shares to our employees and directors in 2006. In December 2004, the Financial Accounting Standards Board, or FASB, issued statement of accounting standards, or SFAS, No. 123R “Share-Based Payment,” effective January 1, 2006. Accordingly, we have adopted the provisions of SFAS 123(R) for the share options granted in 2006. SFAS 123(R) requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date.

For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. For options granted to our employees and directors, we record share-based compensation expenses based on the fair value of our common shares underlying options as of the date of option grant and amortize the expenses over the vesting periods of the options.

We have engaged American Appraisal China Limited, an independent appraiser, to assess the fair values of our common shares as of each relevant grant date. The independent appraiser applied a blended income and market value approach to arrive at the fair values for our common shares. Determining the fair value of our common shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. We used the income approach in conjunction with the market value approach by assigning a different weight to each of the approaches to estimate the value of the enterprise when the option was granted. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved contributed significantly to the increase in the fair value of our common shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; no major changes in tax law in China or the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and teaching staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 15% to 17%. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying common shares for the options granted would have been different.

The independent appraiser has used the option-pricing method to allocate enterprise value to preferred and common shares. This method involves making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.

Because our option plan covers all of our employees, the change in the amount of share-based compensation expenses will primarily affect our reported net income, earnings per share and all line items of our operating costs and expenses, which include cost of revenues, selling and marketing expenses and general and administrative expenses.

Since May 31, 2005, the end of our fiscal year 2005, we have granted the following restricted shares to our employees, directors and consultants.

Grant Date	Number of Restricted Shares Granted	Share Purchase Price	Fair Value of Common Shares	Type of Valuation
August 1, 2005	1,955,100	RMB2.00 (US$0.2)	US$1.80	(1)
August 1, 2005	110,000	nil	US$1.80	(1)
April 26, 2006	2,507,400	RMB4.00 (US$0.4)	US$2.09	(2)

(1)	Retrospective valuation by the independent appraiser.
(2)	Contemporaneous valuation by the independent appraiser.

In addition, we have granted options to our employees and directors since we adopted our 2006 Share Incentive Plan in January 2006 as follows:

Grant Date	Number of Common Shares Underlying Options Granted	Option Exercise Price	Fair Value of Common Shares	Type of Valuation
February 28, 2006	7,099,500	US$2.02	US$1.99	(1)
July 21, 2006	1,620,000	US$2.38	US$2.38	(2)

(1)	Retrospective valuation by the independent appraiser.
(2)	Contemporaneous valuation by the independent appraiser.

The independent appraiser has used a combination of the income approach, also known as the discounted cash flow, or DCF, approach, and the market approach to assess the fair value of common shares underlying the options we granted in 2006 and the restricted shares we granted in 2005.

The major assumptions used by the independent appraiser in calculating the fair values are as follows:

•	Weight of DCF and market multiples: The independent appraiser assigned 55% weight to DCF approach and 45% weight to the market multiples approach because we had achieved better visibility of future earnings at the time, which made the DCF approach more meaningful.

•	Weighted average costs of capital, or WACC: WACC of between 15% and 17% were used. The WACC used increased from 16% in January 2003 to 17% in May 2006. This was the combined result of the changes in risk-free rate, industry average beta, and the decrease in our company-specific risk as we continued to grow and meet important milestones.

•	Capital market valuation multiples: The independent appraiser obtained and assessed updated capital market valuation data of comparable U.S. companies.

•	Discount for lack of marketability, or DLOM: We quantified the DLOM by the Black-Scholes option-pricing model. This method treats the right to sell the company shares freely before a liquidity event as a put option. The farther the valuation date is from a liquidation event, the higher the option value and thus the higher the implied DLOM. The independent appraiser determined that DLOM decreased from 39% in January 2003 to 8% in May 2006.

The independent appraiser determines the fair value of the options using the Black-Scholes option pricing model at each option grant date under the following assumptions: 50.17% to 53.93% volatility, no dividends, a risk-free interest rate of 2.45% to 2.56%, and an expected option life of 5 to 6.5 years. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different.

The increase in the fair value of our common shares from August 2005 to February 2006 was primarily attributable to the following developments of our company during the period:

•	In the second quarter of our fiscal year 2006, we generated net revenues of RMB127.2 million, a 12.9% increase over the same quarterly period in the prior fiscal year, and the total number of students who completed our courses reached 90,000, an increase of 4.4% over the same quarterly period in the prior fiscal year;

•	In the third quarter of our fiscal year 2006, we generated net revenues of RMB168.6 million, a 19.1% increase over the same quarterly period in the prior fiscal year, and the total number of students who completed our courses reached 241,000, a 9.0% increase over the same quarterly period in the prior fiscal year;

•	As of May 31, 2005, we had 15 schools and 75 learning centers, and opened seven new schools and 27 new learning centers during the period from May 31, 2005 to February 28, 2006;

•	At the end of 2005, we were named the “Most Influential Education Brand in Beijing” by 10 major media sources, and the “2005 Top Ten Branded Education Companies” by 25 national media sources, including Sina.com and Sohu.com, which are among the largest Chinese language Internet portals; and

•	In December 2005, we hired a new chief financial officer to lead our finance, internal audit and legal departments.

The increase in the fair value of our common shares from February 2006 to April 2006 was primarily attributable to the following developments of our company during the period:

•	In the fourth quarter of our fiscal year 2006, we generated net revenues of RMB147.6 million, a 20.8% increase over the same quarterly period in the prior fiscal year;

•	In the fourth quarter of our fiscal year 2006, the total number of students who completed our courses amounted to approximately 124,000, a 26.5% increase over the same quarterly period in the prior fiscal year; and

•	Between February 28, 2006 and May 31, 2006, we opened three new schools and 10 additional learning centers.

Although it is reasonable to expect that the completion of this offering may increase the value of our common shares underlying our outstanding options as a result of their increased liquidity and marketability, the amount of such additional value cannot be measured with precision or certainty.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Other than our primary and secondary school, our subsidiaries and affiliated entities in China are subject to a 3% to 5% business tax on gross revenues generated from providing services and related surcharges, and a value-added tax at varying rates ranging from 4% to 17% on gross revenues from sales of books, educational software and other products. With regard to income tax, according to the Implementation Rules for The Law for Promoting Private Education (2004), private schools that do not require reasonable returns are entitled to the same preferential tax treatment as public schools, while preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, however, no separate regulations or policies have been promulgated by the relevant authorities in this regard. See “Regulations.” As a result, preferential tax treatments for our schools vary among different cities. In some cities, our schools are subject to a 33% standard enterprise income tax, while in other cities, our schools are subject to a 2.0% to 3.5% tax on gross receipts in lieu of the 33% standard enterprise income tax or are exempted from the enterprise income tax. Among our schools in the four major cities from which we derived a majority of our revenues in each of the past three fiscal years ended May 31, 2006, our school in Wuhan is subject to the 33% standard enterprise income tax. New Oriental China’s subsidiaries other than schools are either subject to the standard enterprise income tax rate, which currently is 33%, or subject to various preferential income tax rates approved by local taxation authorities.

New Oriental China and our three wholly owned subsidiaries in China are certified “new or high-technology enterprises” located in a high-tech zone in Beijing as their primary sources of revenues are educational software development and educational technology development and implementation. As a result, each of them is entitled to a three-year exemption from enterprise income tax beginning from its first year of operation, a 7.5% enterprise income tax rate for the subsequent three years followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise.” New Oriental China was exempted from enterprise income tax from 2002 to 2004, is subject to a 7.5% enterprise income tax in 2005, 2006 and 2007, and will be subject to a 15% enterprise income tax after 2007 as long as it continues to qualify as a “new or high-technology enterprise.” Each of our three wholly owned subsidiaries in China was established in 2005 and thus is exempted from enterprise income tax from 2005 to 2007, and will be subject to a 7.5% enterprise income tax from 2008 to 2010 and a 15% enterprise income tax thereafter as long as it continues to qualify as a “new or high-technology enterprise.”

Preferential tax treatments granted to our schools by local governmental authorities are subject to review and may be adjusted or revoked at any time. In addition, if the government regulations or authorities were to phase out preferential tax benefits currently granted to “new or high-technology enterprises,” New Oriental China and our wholly owned subsidiaries in China would be subject to the standard statutory tax rate, which currently is 33%. The discontinuation of any preferential tax treatments currently available to our schools, especially those schools in major cities, and to New Oriental China and our wholly owned subsidiaries, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

Internal Control Over Financial Reporting

During the audits of our consolidated financial statements for the fiscal years ended May 31, 2004 and 2005, our independent registered public accounting firm identified a number of control deficiencies, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 2. The control deficiencies identified by our independent registered public accounting firm include: (i) the lack of sufficient financial reporting and accounting personnel to fulfill the post-offering U.S. GAAP reporting requirements; (ii) the lack of a centralized comprehensive accounting policies and procedures manual prepared in accordance with U.S. GAAP to guide the day-to-day operations of accounting and finance personnel; and (iii) the lack of systematic monthly closing procedures.

We have taken measures and plan to continue to take measures to remediate these deficiencies as soon as practicable. We have implemented the following measures to remediate the deficiencies: (i) hiring and training of qualified financial reporting and accounting personnel with experience in U.S. GAAP reporting; (ii) developing a comprehensive accounting policies and procedures manual to guide the day-to-day operations of accounting and finance personnel; (iii) establishing a new computerized enrollment system to timely track course enrollment and other relevant operating data across our school network; and (iv) strengthening our internal audit team to monitor the implementation of our policies and procedures.

In addition, under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We plan to engage an external consultant to assist us in evaluating, designing, implementing and testing our internal controls over financial reporting intended to comply with the requirements of Section 404.

Disposition of Liandong Weiye

We established Beijing Liandong Weiye Technology Development Co., Ltd, or Liandong Weiye, a company engaged in the wireless application protocol, or WAP, business, in 2000. We and Yongqiang Qian, a director of our company, owned 96.2% and 3.8% in Liandong Weiye, respectively, prior to March 2005. As a result of our annual strategic planning and business planning process in November and December 2004, we decided to focus on our core business of providing educational services and to divest businesses unrelated to educational services. As a result, we decided to either dispose of our WAP business or cease our WAP-related operations in an expedited manner. In March 2005, we sold a 56.2% interest in Liandong Weiye to Mr. Qian for a cash consideration of RMB5.1 million, which represented the book value of the net assets sold. This price was determined based on our extensive negotiations with Mr. Qian and approved by all of our non-interested directors. Accordingly, no gain or loss was recorded as a result of this transaction. In August 2005, we disposed of the remaining interest in Liandong Weiye by spinning off this interest to a newly created entity that was owned by the same shareholders of our company for nil consideration. This transaction was recorded as a sale of assets between entities under common control. Accordingly, we recorded a dividend in kind of RMB25.5 million, which represented the book value of our equity interest in Liandong Weiye as of the spin-off date.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated selected quarterly results of operations for the eight fiscal quarters ended May 31, 2006. You should read the following table in conjunction with our audited financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	For the Fiscal Quarter Ended
(in RMB thousands)	August 31, 2004	November 30, 2004	February 28, 2005	May 31, 2005	August 31, 2005	November 30, 2005	February 28, 2006	May 31, 2006
Net Revenues:
Educational programs and services	258,808	104,370	136,068	107,566	314,821	114,714	160,890	131,072
Books and others	8,007	8,328	5,506	14,617	12,021	12,509	7,662	16,570

Total net revenues	266,815	112,698	141,574	122,183	326,842	127,223	168,552	147,642
Operating costs and expenses(1):
Cost of revenues	(100,339)	(49,718)	(59,567)	(64,066)	(113,773)	(61,142)	(74,829)	(71,151)
Selling and marketing	(15,178)	(10,046)	(10,853)	(14,639)	(22,141)	(13,314)	(20,584)	(26,082)
General and administrative	(44,463)	(45,613)	(71,361)	(46,330)	(95,489)	(62,909)	(63,385)	(81,301)

Total operating costs and expenses	(159,980)	(105,377)	(141,781)	(125,035)	(231,403)	(137,365)	(158,798)	(178,534)

Operating income (loss)	106,835	7,321	(207)	(2,852)	95,439	(10,142)	9,754	(30,892)
Other income (expense), net	(609)	(811)	(1,244)	760	(3,136)	(2,185)	(2,460)	(2,653)
Income tax benefit (expense)	(3,497)	(214)	48	(2,181)	(17,901)	1,862	2,860	(744)
Income from continuing operations	102,624	6,263	(1,393)	(4,242)	74,390	(10,465)	10,154	(34,289)
Income on discontinued operations	3,651	5,665	12,689	16,717	7,811	1,784	—	—

Net income (loss)	106,275	11,928	11,296	12,475	82,201	(8,681)	10,154	(34,289)

(1) Share-based compensation expenses are included in our operating costs and expenses as follows:
Cost of Revenues	—	—	—	—	(65)	—	—	(327)
Selling and marketing	—	—	—	—	(793)	—	—	(617)
General and administrative	—	—	—	—	(25,367)	—	(954)	(36,334)

Our revenues and operating results normally fluctuate from quarter to quarter as a result of seasonal variations in our business. Historically, our courses generally had the largest student enrollments in our first fiscal quarter each year, primarily because many college, middle school and high school students enroll in our courses during the summer vacation to enhance their foreign language skills and/or prepare for admission and assessment tests in the subsequent school terms. In addition, we have generally experienced larger student enrollments in our third fiscal quarter each year, primarily because many students enroll in our language training and other courses during the winter school holidays. Our revenues from books and others have generally been the highest in the fourth quarter of each fiscal year, as students buy books and other materials in anticipation of our summer courses.

Our expenses vary significantly and do not necessarily correspond with changes in our student enrollments and revenues. We make investments in marketing, teacher training and development of programs, services and products throughout the year. We normally increase our marketing and promotional activities and teacher recruiting and training efforts during our fourth fiscal quarter to prepare for our peak season in the first fiscal quarter. Furthermore, we generally pay annual bonuses to our teachers and employees before the Chinese New Year in our third fiscal quarter based in part on our overall performance in the prior calendar year. These bonuses are recorded as general and administrative expenses. In the third fiscal quarter of 2005, our general and administrative expenses were also affected by a one-time payment of RMB6.5 million to the plaintiffs in a lawsuit against us. See “Risk Factors—Risks Related to Our Business—Third parties have in the past brought intellectual property infringement claims against us based on the content of the books and other teaching or marketing materials that we or our teachers authored and/or distributed and may bring similar claims against us in the future” for a discussion of this lawsuit. Beginning from the third fiscal quarter of 2006, we implemented a refined accounting process in allocating our operating expense line items. Since that quarter, some of the personnel and other expenses which had been included in our general and administrative expenses have been included in our selling and marketing expenses and, to a lesser extent, our cost of revenues. Our quarterly results have also been affected by allocation of share-based compensation expenses to certain quarters based on shares or options granted in those quarters. As a result, our operating costs and expenses and results of operations have fluctuated significantly on a quarterly basis. We expect our quarterly results of operations to continue to be influenced by seasonal enrollment patterns. Such patterns may change, however, as a result of an increased variety of programs and services we offer, including our “Pop Kids” English and “Elite English” programs which are less susceptible to the effects of seasonality than other language training and test preparation courses, and our efforts to further diversify our program, service and product offerings and to expand our content offerings.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended May 31,
	2004	2005	2006
(in thousands)	RMB	RMB	RMB	US$
Net revenues:
Educational programs and services	430,398	606,812	721,497	$89,976
Books and others	11,411	36,458	48,762	6,081

Total net revenues	441,809	643,270	770,259	96,057

Operating costs and expenses(1):
Cost of revenues	(191,007)	(273,690)	(320,895)	(40,018)
Selling and marketing	(41,613)	(50,716)	(82,121)	(10,241)
General and administrative	(163,470)	(207,767)	(303,084)	(37,797)

Total operating costs and expenses	(396,090)	(532,173)	(706,100)	(88,056)

Operating income	45,719	111,097	64,159	8,001

Other income (expense), net	3,580	(1,904)	(10,434)	(1,302)

Income tax expense	(2,637)	(5,844)	(13,923)	(1,736)

Income from continuing operations	46,442	103,252	39,790	4,962

Income on discontinued operations	5,947	38,722	9,595	$1,197

Net income	52,389	141,974	49,385	$6,159

(1) Share-based compensation expenses are included in our operating costs and expenses as follows:
Cost of revenues	(367)	—	(392)	$(49)
Selling and marketing	(282)	—	(1,410)	$(176)
General and administrative	(16,168)	—	(62,655)	$(7,816)

Fiscal Year Ended May 31, 2006 Compared to Fiscal Year Ended May 31, 2005

Net Revenues. Our total net revenues increased by 19.7% from RMB643.3 million for the fiscal year ended May 31, 2005 to RMB770.3 million (US$96.1 million) for the fiscal year ended May 31, 2006. This increase was due to the increased revenues from both educational programs and services as well as books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 18.9% from RMB606.8 million for the fiscal year ended May 31, 2005 to RMB721.5 million (US$90.0 million) for the fiscal year ended May 31, 2006. This increase was primarily due to the growth in revenues from language training and test preparation courses from RMB590.9 million in the fiscal year ended May 31, 2005 to RMB687.4 million (US$85.7 million) in the fiscal year ended May 31, 2006. The increase in revenues from language training courses was mainly attributable to the number of students who completed our courses from approximately 391,000 in the fiscal year ended May 31, 2005 to approximately 487,000 in the fiscal year ended May 31, 2006, and in particular, the increased number of students who completed our language training courses for children and middle school and high school students. The increase in revenues from test preparation courses was mainly attributable to an increase in the number of students who completed our test preparation courses from approximately 366,000 in the fiscal year ended May 31, 2005 to approximately 372,000 in the fiscal year ended May 31, 2006. This increase was partially offset by a decrease in student enrollments in CET 4 and CET 6 test preparation courses, which was in turn due to the change in student qualifications required for taking these exams, the future content and format of these tests and the change in the administrative agency in charge of these tests.

•	Books and Others. Net revenues from sales of books and other educational materials and services increased by 33.7% from RMB36.5 million in the fiscal year ended May 31, 2005 to RMB48.8 million (US$6.1 million) in the fiscal year ended May 31, 2006, primarily due to the increased volume of books sold in the fiscal year ended May 31, 2006, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses increased by 32.7% from RMB532.2 million in the fiscal year ended May 31, 2005 to RMB706.1 million (US$88.1 million) in the fiscal year ended May 31, 2006. This increase resulted from increases in all of our operating cost and expense line items.

•	Cost of Revenues. Our cost of revenues increased by 17.2% from RMB273.7 million in the fiscal year ended May 31, 2005 to RMB320.9 million (US$40.0 million) in the fiscal year ended May 31, 2006. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired approximately 360 new teachers during the fiscal year ended May 31, 2006, and an increase in our rental payments as we had leased facilities for 25 schools and 111 learning centers as of May 31, 2006, as compared to 15 schools and 75 learning centers as of May 31, 2005. The increase was also attributable to an increase in depreciation and amortization expenses primarily because we moved into our new school buildings in Yangzhou, Tianjin and Xi’an.

•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 61.9% from RMB50.7 million in the fiscal year ended May 31, 2005 to RMB82.1 million (US$10.2 million) in the fiscal year ended May 31, 2006. This increase was primarily due to the increased marketing and promotional expenses in connection with opening new schools and learning centers during the fiscal year ended May 31, 2006.

•	General and Administrative Expenses. Our general and administrative expenses increased by 45.9% from RMB207.8 million in the fiscal year ended May 31, 2005 to RMB303.1 million (US$37.8 million) in the fiscal year ended May 31, 2006. The increase was primarily due to the RMB62.7 million (US$7.8 million) share-based compensation expenses we incurred in the fiscal year ended May 31, 2006 in connection with the restricted shares granted to our management and administrative personnel and full-time teachers during the period. This increase was also due to an increase in the total compensation and benefits we paid to our administrative staff as a result of our hiring of a total of approximately 370 new full-time teachers and other employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations in the fiscal year ended May 31, 2006. In addition, the increase was attributable to an increase in depreciation and amortization expenses relating to our new headquarter building which we began to use in October 2005.

Other Income (Expense), Net. Our other expense, net increased substantially from RMB1.9 million in the fiscal year ended May 31, 2005 to RMB10.4 million (US$1.3 million) in the fiscal year ended May 31, 2006. This increase was primarily due to the incurrence of exchange rate loss of RMB3.1 million and the increase in interest expenses of RMB3.5 million.

Income Tax Expenses. Our income tax expense increased by 138.2% from RMB5.8 million in the fiscal year ended May 31, 2005 to RMB13.9 million (US$1.7 million) in the fiscal year ended May 31, 2006, primarily because New Oriental China became subject to a 7.5% enterprise income tax in 2005, while it was exempted from enterprise income tax in the prior two years.

Discontinued Operations. Income from discontinued operations decreased from RMB38.7 million for the fiscal year ended May 31, 2005 to RMB9.6 million for the fiscal year ended May 31, 2006, because we disposed of our remaining interests in Liandong Weiye in August 2005.

Net Income. Primarily as a result of the increased operating costs and expenses (including share-based compensation expense) and the decreased income from discontinued operations in the fiscal year ended May 31, 2006, our net income decreased to RMB49.4 million for the fiscal year ended May 31, 2006 from RMB142.0 million for the fiscal year ended May 31, 2005.

Fiscal Year Ended May 31, 2005 Compared to Fiscal Year Ended May 31, 2004

Net Revenues. Our total net revenues increased by 45.6% from RMB441.8 million in the fiscal year ended May 31, 2004 to RMB643.3 million in the fiscal year ended May 31, 2005, primarily due to an increase in our revenues from educational programs and services.

•	Educational Programs and Services. Net revenues from our educational programs and services increased by 41.0% from RMB430.4 million in the fiscal year ended May 31, 2004 to RMB606.8 million in the fiscal year ended May 31, 2005, primarily due to increases in revenues from language training and test preparation courses from RMB424.0 million in the fiscal year ended May 31, 2004 to RMB590.9 million in the fiscal year ended May 31, 2005. The increase in revenues from language training courses was mainly attributable to the increased number of students who completed our courses from approximately 237,000 in the fiscal year ended May 31, 2004 to approximately 391,000 in the fiscal year ended May 31, 2005, and in particular, the number of students who completed our language training courses for children and middle school and high school students. The increase in revenues from test preparation courses was primarily due to an increase in the number of students who completed our test preparation courses from approximately 290,000 in the fiscal year ended May 31, 2004 to approximately 366,000 in the fiscal year ended May 31, 2005. This increase was partially offset by a decrease in student enrollments in CET 4 and CET 6 test preparation courses, which was in turn due to the change in student qualifications required for taking these exams, the future content and format of these tests and the change in the administrative agency in charge of these tests in 2005.

•	Books and Others. Net revenues from sales of books and other educational materials and services increased by 219.5% from RMB11.4 million in the fiscal year ended May 31, 2004 to RMB36.5 million in the fiscal year ended May 31, 2005, primarily due to an increase in the number of books sold in the fiscal year ended May 31, 2005, as we offered new titles and further expanded our content distribution channels.

Operating Costs and Expenses. Our total operating costs and expenses increased by 34.4% from RMB396.1 million in the fiscal year ended May 31, 2004 to RMB532.2 million in the fiscal year ended May 31, 2005, primarily as a result of increases in all of our operating cost and expense items.

•	Cost of Revenues. Our cost of revenues increased by 43.3% from RMB191.0 million in the fiscal year ended May 31, 2004 to RMB273.7 million in the fiscal year ended May 31, 2005, primarily due to increased facility rent as we leased facilities for 15 schools and 75 learning centers as of May 31, 2005, as compared to 13 schools and 48 learning centers as of May 31, 2004, and an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired approximately 400 new teachers in the fiscal year ended May 31, 2005.

•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 21.9% from RMB41.6 million in the fiscal year ended May 31, 2004 to RMB50.7 million in the fiscal year ended May 31, 2005, primarily due to the marketing expenses incurred in connection with opening new schools and learning centers in the fiscal year ended May 31, 2005.

•	General and Administrative Expenses. Our general and administrative expenses increased by 27.1% from RMB163.5 million for the fiscal year ended May 31, 2004 to RMB207.8 million for the fiscal year ended May 31, 2005. This increase was primarily due to the increase in the total compensation and benefits we paid to our administrative staff as a result of our hiring of a total of over 580 new full-time teachers and other employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations in the fiscal year ended May 31, 2005. We did not grant any options or restricted shares in the fiscal year ended May 31, 2005, while we incurred RMB16.2 million share-based compensation expenses in connection with the restricted shares granted to management and administrative staff in the fiscal year ended May 31, 2004.

Other Income (Expense), Net. Our other income, net was RMB3.6 million in the fiscal year ended May 31, 2004, compared to other expense, net of RMB1.9 million in the fiscal year ended May 31, 2005, primarily due to the increase of interest expenses by RMB3.3 million and decrease of government subsidies by RMB2.1 million in the fiscal year ended May 31, 2005.

Income Tax Expense. Our income tax expenses increased by 121.6% from RMB2.6 million in the fiscal year ended May 31, 2004 to RMB5.8 million in the fiscal year ended May 31, 2005, primarily due to the increased income of our subsidiaries and affiliated entities in China.

Discontinued Operations. Income on discontinued operations increased from RMB5.9 million for the year ended May 31, 2004 to RMB38.7 million for the year ended May 31, 2005 due to an increase in the net income derived from Liandong Weiye, our former majority-owned subsidiary. We disposed of a 56.2% interest of Liandong Weiye held by us in March 2005.

Net Income. As a result of the foregoing, we had net income of RMB142.0 million in the fiscal year ended May 31, 2005, compared to net income of RMB52.4 million in the fiscal year ended May 31, 2004.

Discussion of Segment Operations

In our management’s view, we operate through six operating segments that offer distinct educational services, consisting of language training and test preparation courses, primary and secondary school education, content development and distribution, online education, overseas studies consulting and post-secondary education. We have two reportable segments, namely, language training and test preparation courses and primary and secondary school education. We aggregate content development and distribution, online education, overseas studies consulting and post-secondary education as others as each of these operating segments does not exceed 10% of our total net revenues, net income or total assets.

Net revenues from our language training and test preparation courses accounted for 96.0%, 91.9% and 89.2%, respectively, of our total net revenues in the fiscal years ended May 31, 2004, 2005 and 2006. Net revenues from our primary and secondary school education accounted for 1.5%, 2.5% and 4.1%, respectively, of our total net revenues in the fiscal years ended May 31, 2004, 2005 and 2006. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary school ratably over the corresponding academic year.

Cost of revenues for our language training and test preparation courses primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for our primary and secondary school primarily consists of compensation and benefits to school teachers and depreciation and amortization of property and equipment used in the provision of educational services.

Selling and marketing expenses for each of our reportable segments primarily consist of marketing and promotion expenses and other costs related to our selling and marketing activities for the corresponding reportable segment.

General and administrative expenses for our language training and test preparation courses primarily consist of compensation and benefits of administrative staff of our language training and test preparation courses segment, compensation and benefits of full-time teachers excluding teaching fees and performance-linked bonuses, rental and utilities payments relating to office and administrative functions of our language training and test preparation courses segment, depreciation and amortization of property and equipment used in the general and administrative activities of our language training and test preparation courses segment, and to a lesser extent, costs to develop our curriculum. General and administrative expenses for our primary and secondary school education segment primarily consist of compensation and benefits of administrative staff of our primary and secondary school, depreciation and amortization of property and equipment used in the general and administrative activities of our primary and secondary school, and to a lesser extent, costs to develop our curriculum.

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	For the Years Ended May 31,
	2004	2005	2006
(in thousands)	RMB	RMB	RMB	US$
Net revenues of reportable segments:
Language training and test preparation courses	423,970	590,895	687,437	$85,728
Primary and secondary education	6,428	15,917	31,320	$3,906
Total net revenues of reportable segments	430,398	606,812	718,757	$89,634
Total net revenues of our company	441,809	643,270	770,259	$96,057
Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(173,732)	(229,370)	(262,086)	$(32,684)
Primary and secondary education	(6,632)	(12,690)	(20,714)	$(2,583)
Selling and marketing:
Language training and test preparation courses	(31,782)	(38,282)	(59,639)	$(7,437)
Primary and secondary education	(588)	(251)	(360)	$(45)
General and administrative:
Language training and test preparation courses	(116,109)	(148,978)	(144,123)	$(17,973)
Primary and secondary education	(8,227)	(12,346)	(20,097)	$(2,506)
Total operating costs and expenses of reportable segments	(337,070)	(441,917)	(507,019)	$(63,228)
Total operating costs and expenses of our company	(396,090)	(532,173)	(706,100)	$(88,056)

Fiscal Year Ended May 31, 2006 Compared to Fiscal Year Ended May 31, 2005

Net Revenues of Reportable Segments.

•	Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 16.3% from RMB590.9 million for the fiscal year ended May 31, 2005 to RMB687.4 million (US$85.7 million) for the fiscal year ended May 31, 2006, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2006 Compared to Fiscal Year Ended May 31, 2005—Net Revenues—Educational Programs and Services.”

•	Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 96.8% from RMB15.9 million for the fiscal year ended May 31, 2005 to RMB31.3 million (US$3.9 million) for the fiscal year ended May 31, 2006, primarily due to an increase in the number of students as we offered additional grade years and classes.

Operating Costs and Expenses of Reportable Segments.

Cost of Revenues

•	Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 14.3% from RMB229.4 million for the fiscal year ended May 31, 2005 to RMB262.1 million (US$32.7 million) for the fiscal year ended May 31, 2006, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2006 Compared to Fiscal Year Ended May 31, 2005—Operating Costs and Expenses—Cost of Revenues” except for the completion of construction of our primary and secondary school.

•	Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased by 63.2% from RMB12.7 million for the fiscal year ended May 31, 2005 to RMB20.7 million (US$2.6 million) for the fiscal year ended May 31, 2006, primarily due to an increase in compensation and benefits to teachers as we hired additional teachers in the fiscal year ended May 31, 2006. The increase was also attributable to an increase in depreciation and amortization expenses as we completed the construction of the primary and secondary school in Yangzhou.

Selling and Marketing Expenses.

•	Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 55.8% from RMB38.3 million for the fiscal year ended May 31, 2005 to RMB59.6 million (US$7.4 million) for the fiscal year ended May 31, 2006, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2006 Compared to Fiscal Year Ended May 31, 2005—Operating Costs and Expenses—Selling and Marketing Expenses.”

•	Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education increased by 43.4% from RMB0.3 million for the fiscal year ended May 31, 2005 to RMB0.4 million (US$0.1 million) for the fiscal year ended May 31, 2006, primarily due to the increased marketing expenses in connection with the new grade years offered by the primary and secondary school during the fiscal year ended May 31, 2006.

General and Administrative Expenses

•	Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses decreased by 3.3% from RMB149.0 million for the fiscal year ended May 31, 2005 to RMB144.1 million (US$18.0 million) for the fiscal year ended May 31, 2006, primarily because we implemented a refined accounting process in allocating our operating expense line items in the fiscal year ended May 31, 2006 and some of the personnel and other expenses which were included in our general and administrative expenses in the fiscal year ended May 31, 2005 were included in our selling and marketing expenses, and to a lesser extent, our cost of revenues, in the fiscal year ended May 31, 2006.

•	Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education increased by 62.8% from RMB12.3 million for the fiscal year ended May 31, 2005 to RMB20.1 million (US$2.5 million) for the fiscal year ended May 31, 2006, primarily due to an increase in the total compensation and benefits to our administrative staff of the primary and secondary school as a result of the increased headcount and an increase of depreciation and amortization expenses as we completed the construction of the buildings used for general and administrative functions of the primary and secondary school in the fiscal year ended May 31, 2006.

Fiscal Year Ended May 31, 2005 Compared to Fiscal Year Ended May 31, 2004

Net Revenues of Reportable Segments.

•	Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 39.4% from RMB424.0 million for the fiscal year ended May 31, 2004 to RMB590.9 million for the fiscal year ended May 31, 2005, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2005 Compared to Fiscal Year Ended May 31, 2004—Net Revenue—Educational Programs and Services.”

•	Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 147.6% from RMB6.4 million for the fiscal year ended May 31, 2004 to RMB15.9 million for the fiscal year ended May 31, 2005, primarily due to an increase in the number of students as we offered additional grade years and classes.

Operating Costs and Expenses of Reportable Segments.

Cost of Revenues

•	Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 32.0% from RMB173.7 million for the fiscal year ended May 31, 2004 to RMB229.4 million for the fiscal year ended May 31, 2005, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2005 Compared to Fiscal Year Ended May 31, 2004—Operating Costs and Expenses—Cost of Revenues.”

•	Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased by 91.3% from RMB6.6 million for the fiscal year ended May 31, 2004 to RMB12.7 million for the fiscal year ended May 31, 2005, primarily due to an increase in compensation and benefits to teachers as we hired additional teachers in the fiscal year ended May 31, 2005. The increase was also attributable to an increase in depreciation and amortization expenses as we continued to expand our primary and secondary school.

Selling and Marketing Expenses

•	Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 20.4% from RMB31.8 million for the fiscal year ended May 31, 2004 to RMB38.3 million for the fiscal year ended May 31, 2005, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2005 Compared to Fiscal Year Ended May 31, 2004—Operating Costs and Expenses—Selling and Marketing Expenses.”

•	Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education decreased by 57.3% from RMB0.6 million for the fiscal year ended May 31, 2004 to RMB0.3 million for the fiscal year ended May 31, 2005, primarily because we opened the primary and secondary school in 2002 and incurred more marketing expenses during its early years of operations.

General and Administrative Expenses

•

Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 28.3% from RMB116.1 million for the fiscal year ended May 31, 2004 to RMB149.0 million for fiscal year ended May 31, 2005, primarily due to an increase in the total compensation and benefits to our full-time teachers excluding teaching fees and performance-linked bonuses as a result of the increased headcount in the fiscal year ended May 31, 2005.

•	Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education increased by 50.1% from RMB8.2 million for the fiscal year ended May 31, 2004 to RMB12.3 million for the fiscal year ended May 31, 2005, primarily due to an increase in the total compensation and benefits to our administrative staff of the primary and secondary school as a result of the increased headcount in the fiscal year ended May 31, 2005.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policy involves the most significant judgments and estimates used in the preparation of our financial statements.

Share-based Compensation

Prior to January 2006, we did not issue any share options to our employees, directors and consultants. In January 2006, we adopted the 2006 Share Incentive Plan under which we have granted a total of 8,719,500 share options. Accordingly, we recorded share-based compensation based on the SFAS 123(R) grant date fair value requirements.

We estimated the fair value of share options granted using the Black-Scholes option pricing formula and a single option award approach. The fair value was then amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, estimated forfeitures and the price volatility of the underlying stock. Changes in the subjective input assumptions may materially affect the fair value estimate. In management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the share options.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and financing activities, which consisted of our private placement of preferred shares to investors and bank borrowings. As of May 31, 2006, we had RMB261.9 million (US$32.7 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its subsidiaries is paid to us pursuant to our contractual arrangements with New Oriental

China and its subsidiaries for our technical and teaching support, enrollment system development and other services. See “Related Party Transactions—Contractual Arrangements with New Oriental China and Its Subsidiaries and Shareholders.”

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened 10 new schools in fiscal year 2006 and plan to open six to eight new schools in fiscal year 2007 depending on local market conditions of the new markets we plan to enter. We expect to incur capital expenditures ranging from approximately RMB1.0 million to RMB4.0 million per new school depending primarily on the size and geographic location of the school. Other cash needs include the installation of a new enrollment system to timely track course enrollments and other relevant operating data across our school network. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents, anticipated cash flow from operations, as well as the net proceeds we expect to receive from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended May 31,
(in thousands)	2004	2005	2006
	RMB	RMB	RMB	US$
Net cash provided by operating activities	113,004	143,966	202,185	25,215
Net cash used in investing activities	(117,205)	(298,587)	(117,540)	(14,657)
Net cash (used in) provided by financing activities	(15,957)	264,347	(160,450)	(20,011)
Effect of exchange rate changes	—	—	(81)	(10)
Net change in cash and cash equivalents	(20,158)	109,726	(75,886)	(9,463)
Cash and cash equivalents at beginning of period	248,172	228,014	337,740	42,118
Cash and cash equivalents at end of period	228,014	337,740	261,854	32,655

Operating Activities

We have financed our operating activities and our growth primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations beyond the next twelve months with operating cash flow, existing cash balances and the portion of the net proceeds from this offering remaining after repayment of our indebtedness.

Net cash provided by operating activities amounted to RMB202.2 million (US$25.2 million) in the fiscal year ended May 31, 2006, as compared to RMB144.0 million in the fiscal year ended May 31, 2005 and RMB113.0 million in the fiscal year ended May 31, 2004. Net cash provided by operating activities in the fiscal year ended May 31, 2006 was primarily attributable to the following factors (i) net income of RMB49.4 million (US$6.2 million), (ii) an add-back of non-cash items, such as RMB41.3 million (US$5.1 million) in depreciation and amortization and RMB64.5 million (US$8.0 million) in share-based compensation expense, and (iii) an increase in deferred revenues in the amount of RMB54.9 million (US$6.8 million) due to the increased amount of course fees received during the period. We had cash provided by operating activities in the amount of RMB144.0 million in the fiscal year ended May 31, 2005, primarily as a result of the following factors: (i) net income of RMB142.0 million, (ii) an add-back of non-cash items including RMB23.9 million in depreciation and amortization, and (iii) an increase in deferred revenues in the amount of RMB19.0 million due to the increased amount of course fees received during the period, offset in part by an RMB26.9 million increase in prepaid expenses and other current assets, such as prepaid rent, and an RMB22.4 million increase in net accounts receivables. We had cash provided by operating activities in the amount of RMB113.0 million in the fiscal year ended May 31, 2004 primarily as a result of the following factors: (i) net income of RMB52.4 million, (ii) an increase in deferred revenues in the amount of RMB24.4 million due to the increased amount of course fees received during the period, (iii) an increase in accounts payable in the amount of RMB21.4 million, and (iv) an add-back of non-cash items such as RMB18.0 million in depreciation and amortization and RMB16.8 million in share-based compensation expenses, offset in part by an RMB21.7 million increase in inventory, which consisted primarily of course materials and other items.

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools, which we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools and equipment used in our operations and our investment in term deposits.

Net cash used in investing activities amounted to RMB117.5 million (US$14.7 million) in the fiscal year ended May 31, 2006, as compared to RMB298.6 million and RMB117.2 million in the fiscal years ended May 31, 2005 and 2004, respectively. Net cash used in investing activities in the fiscal year ended May 31, 2006 primarily related to our purchase of property, plant and equipment in the amount of RMB94.3 million (US$11.8 million) in connection with the expansion of our school network. Net cash used in investing activities in the fiscal year ended May 31, 2005 primarily related to our purchase of property, plant and equipment in the amount of RMB345.0 million in connection with the construction of the primary and secondary school in Yangzhou and the premises for our new headquarter in Beijing. Net cash used in investing activities in the fiscal year ended May 31, 2004 mainly related to our purchase of property, plant and equipment in the amount of RMB233.5 million, partially offset by term deposit withdrawal in the amount of RMB111.6 million.

Financing Activities

Our financing activities consist of issuance and sale of Series A convertible preferred shares to investors and bank borrowings. Net cash used in financing activities amounted to RMB160.5 million (US$20.0 million) in the fiscal year ended May 31, 2006, as compared to net cash provided by financing activities in the amount of RMB264.3 million in the fiscal year ended May 31, 2005 and net cash used in financing activities in the amount of RMB16.0 million in the fiscal year ended May 31, 2004. Net cash used in financing activities in the fiscal year ended May 31, 2006 was primarily attributable to our repayment of short-term and long-term debt in the amount of RMB145.9 million (US$18.2 million), our payment of dividend in the amount of RMB64.7 million (US$8.1 million) to our shareholders, partially offset by the RMB40.0 million (US$5.0 million) proceeds from short-term borrowings. Net cash provided by financing activities in the fiscal year ended May 31, 2005 was primarily attributable to (i) the proceeds from our issuance and sale of preferred shares in the amount of RMB182.9 million and (ii) the RMB164.4 million long-term debt we incurred primarily to finance the acquisition of the premises for our new headquarter building in Beijing and the buildings for our schools in Xi’an and Tianjin, as well as the construction of the Yangzhou school. This was offset in part by the dividend we paid to our shareholders in a total amount of RMB65.5 million and repayment of short-term debt in the amount of RMB70.0 million. Net cash used in financing activities in the fiscal year ended May 31, 2004 was primarily attributable to a refund of deposit from a potential investor in the amount of RMB100.0 million and the dividend we paid to our shareholders in the amount of RMB27.3 million, partially offset by the proceeds from our short-term and long-term borrowings in the amount of RMB104.5 million.

The following table sets forth a summary of our outstanding short-term borrowings and long-term debt as of May 31, 2006:

Bank Name	Date of Loan Initiation	Due Date	Type of Loan	Principal (In RMB)	Interest Rate
CITIC Bank	01/28/2006	01/28/2007	Line of credit	15,000,000	5.58%
China Minsheng Bank	03/31/2005	03/31/2015	Mortgage	115,740,222	6.12%
Bank of Communications	10/10/2002	10/10/2006	Mortgage	10,000,000	5.58%
Bank of Communications	12/03/2003	10/10/2006	Guaranteed Loan	24,500,000	5.58%
Bank of Beijing	03/31/2006	03/30/2007	Guaranteed Loan	20,000,000	5.58%

Capital Expenditures

Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures were

RMB279.1 million, RMB382.5 million and RMB120.8 million (US$15.1 million) in the fiscal years ended May 31, 2004, 2005 and 2006, respectively. Our operating results in the years ended May 31, 2005 and 2006 have been affected by capital expenditures relating to our acquisition of land use rights and the premises to build our new headquarter in Beijing and new schools and learning centers in Beijing, Xi’an, Tianjin and Yangzhou. The rapid expansion of our network of schools, learning centers and bookstores has also required significant investment. We expect to incur capital expenditures in the amount of approximately RMB40.0 million (US$4.9 million) in the fiscal year ending May 31, 2007 in connection with our proposed investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2006:

	Payment Due by May 31,
(in RMB thousands)	Total	2007	2008	2009	2010	Thereafter
Long-Term Debt Obligations(1)	182,462	54,960	19,017	18,215	17,413	72,857
Operating Lease Obligations(2)	298,609	69,817	64,859	53,914	45,878	64,141
Purchase Obligations	4,958	4,958	—	—	—	—
Short-term Borrowings	35,000	35,000	—	—	—	—

	521,029	164,735	83,876	72,129	63,291	136,998

(1)	Includes accrued interests.
(2)	Includes lease obligations under our facility leases.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our three wholly owned subsidiaries in China, Beijing Hewstone, Beijing Decision and Beijing Judgment, and our affiliated PRC entity, New Oriental China, and its subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our wholly owned subsidiaries and license and service fees paid by New Oriental China and its subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities in China (excluding our schools) are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies.

Moreover, New Oriental China owns many private schools in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. See “Risk Factors—Risks Related to our Corporate Structure—New Oriental China and its subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of May 31, 2006, our total outstanding loans amounted to RMB185.2 million (US$23.1 million) with interest rates varying from 5.58% to 6.12%. Each of our loans is subject to a fixed interest rate. A 1% increase in each applicable interest rate would add RMB1.5 million (US$0.2 million) to our interest expense in our fiscal year 2007. We intend to use a portion of the net proceeds from this offering to repay the outstanding loans. See “Use of Proceeds.” We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2.5% appreciation of the RMB against the U.S. dollar by the end of 2005. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of US$1.2 million as of May 31, 2006 into RMB at the exchange rate of US$1.00 for RMB8.0188 as of May 31, 2006, this cash balance would have been RMB9.6 million. Assuming a further 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB9.5 million as of May 31, 2006. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140,” which is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated, if the holder elects to account for the whole instrument on a fair value basis. We are currently evaluating the impact, if any, of this statement on the consolidated combined financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. We do not anticipate that the adoption of this standard will have a material effect on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29,” which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions,” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this standard will have a material effect on our financial position or results of operations.

BUSINESS

Overview

We are the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. We offer a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. We provide educational services under our “New Oriental” brand, which is the best brand in China’s English language education market according to a report published in June 2005 by SSIC. We believe our “New Oriental” brand is the leading consumer brand in China’s private education sector, as evidenced by awards we received from many national print and online media sources in China, including the “Most Influential Education Brand in 2005” from Southern China Metropolitan Daily, a newspaper with nationwide circulation, which granted the award to us based on the results of a survey jointly conducted by eleven newspapers and Internet companies to evaluate teaching quality, resources and methods as well as facilities of over 200 educational organizations in China; and the “2004 Top Ten Largest Private Educational Organizations in China” from China Fortune, one of the leading finance journals in China, which granted the award to us based on its evaluation of all major private educational organizations in China in terms of their contribution to China’s private education industry.

Since our inception in 1993, we have had over three million cumulative student enrollments. In the fiscal year ended May 31, 2006, we had over 872,000 student enrollments, including approximately 497,000 student enrollments in our language training programs and approximately 375,000 student enrollments in our test preparation courses. We deliver our educational programs, services and products to students through an extensive physical network of 25 schools, 111 learning centers and 13 bookstores operated by us as of May 31, 2006, over 5,000 third-party bookstores and approximately 1,700 teachers in 24 cities, as well as through our virtual online network, which has approximately two million registered users.

We have experienced significant growth in our business in recent years. Our total net revenues increased from RMB441.8 million for the fiscal year ended May 31, 2004 to RMB770.3 million (US$96.1 million) for the fiscal year ended May 31, 2006, representing a CAGR of 32.0%. Net revenues from our language training and test preparation courses accounted for 96.0%, 91.9% and 89.2%, respectively, of our total net revenues in the fiscal years ended May 31, 2004, 2005 and 2006. Our net income increased from RMB52.4 million in the fiscal year ended May 31, 2004 to RMB142.0 million in the fiscal year ended May 31, 2005, but decreased to RMB49.4 million (US$6.2 million) in the fiscal year ended May 31, 2006 primarily due to the RMB64.5 million (US$8.0 million) share-based compensation expenses we incurred in the year.

Market Opportunity

China’s education market is large and growing as a result of several factors, including favorable demographic trends, rapid economic growth and the increasing importance of higher education and English proficiency for career development and advancement.

According to China Statistical Yearbook (2005), in 2004, approximately 457 million people in China were between the ages of five and 29, which included typical school age students and young adults who actively pursue education opportunities. Approximately 550 million people in China lived in urban areas in 2005 and this number is expected to reach 680 million by 2015, according to Asia Demographics Limited. The growing trend toward urbanization is expected to result in more people seeking job and career advancement opportunities in urban areas. As stated in China Demographics Yearbook (2005), China had eight cities each with a population of over four million, 50 cities each with a population of over one million and 131 cities each with a population of over 500,000 in 2004. We primarily target students between the ages of five and 29 living in these urban areas in China.

According to the International Monetary Fund, China was the fourth largest economy in the world in 2005 in terms of GDP, which amounted to over US$2.2 trillion. China’s GDP per capita has increased at a CAGR of 11.4% from approximately US$340 in 1990 to approximately US$1,700 in 2005, according to the International Monetary Fund. As a result of this economic growth, Chinese consumers have greater amounts of disposable income and have significantly increased their spending.

The size of the education market in China was approximately RMB580 billion (US$72 billion) in 2004, according to China Education and Training Industry Research Report (2005 – 2006). In addition to the historical and cultural emphasis on education and self-improvement, urban citizens are increasingly recognizing that higher education leads to greater rewards in terms of income and career opportunities. According to a survey conducted by ChinaHR.com, a college graduate in China on average earns more than twice the initial income of a high school graduate who does not possess a college or other higher education degree. This has motivated more people to choose to continue their education, with enrollment in institutions of higher education increasing at a CAGR of 14.3% from approximately 2.1 million in 1990 to approximately 13.3 million in 2004, according to China Statistical Yearbook (2005). English proficiency is tested as a major subject for admission to colleges and graduate schools in China.

Public schools in China are generally required to use government-approved curricula. In contrast, private schools in China, while also heavily regulated, have greater flexibility to teach additional subjects and emphasize specific subjects, such as English language, to meet students’ needs, and to deliver education in a small-group setting. As a result, there is a strong demand for high-quality private education and training among urban citizens in China.

English Language Training

Demand for English language training is growing rapidly in China. According to China Education and Training Industry Research Report (2005 – 2006), the English language training market in China was valued at approximately RMB15 billion (US$1.9 billion) in 2004 and is expected to grow to approximately RMB30 billion (US$3.7 billion) in 2010, at a CAGR of 12.3%. The belief that English language proficiency is essential for career development and advancement is gaining increasing acceptance in China.

This demand is primarily driven by China’s accelerating integration into the global economy, which has resulted in increasing career opportunities for native Chinese speakers who are able to communicate effectively in English. According to China Statistical Yearbook (2005), over 240,000 foreign-invested enterprises had been established in China as of 2004. In addition, trade between China and the rest of the world has grown significantly with China’s total imports and exports growing at a CAGR of 17.9% from US$115.4 billion in 1990 to US$1.2 trillion in 2004, according to China Statistical Yearbook (2005). As English is widely accepted as the international language of business, English proficiency has become an important skill for native Chinese speakers to pursue the best career development opportunities at foreign-invested enterprises and other enterprises in China that are involved in cross-border transactions. English proficiency can have a significant impact on salaries in China. According to a survey conducted by ChinaHR.com, the average salaries of Chinese employees with advanced and intermediate levels of English are 72.5% and 24.3% higher than those with basic levels of English, respectively. In addition, as China’s economy continues to grow, China has attracted and is expected to continue to attract a large number of international business and leisure travelers, especially in conjunction with the 2008 Summer Olympics in Beijing and the 2010 World Expo in Shanghai. According to China National Tourism Administration, or CNTA, the number of foreign travelers visiting China grew at a CAGR of 17.7% from approximately 1.7 million in 1990 to 20.3 million in 2005. This trend is expected to continue and in turn will create additional job opportunities in the tourism industry and other industries in which English proficiency is necessary or useful.

Test Preparation

As urban citizens in China are increasingly recognizing that higher education leads to greater rewards in terms of income and career opportunities, demand for test preparation courses for admissions and assessment tests required by higher educational institutions in China and abroad is expected to continue to increase.

Since 2002, over 100,000 Chinese students traveled overseas each year to pursue higher education degrees according to China Statistical Yearbook (2005). To gain admission into colleges and graduate schools in the United States and many other countries, applicants typically must take admissions and assessment tests that test English proficiency such as the TOEFL and IELTS, and other admissions and assessment tests such as SAT, LSAT, GMAT and GRE for admission into colleges, graduate schools or professional schools.

English proficiency is also tested as a major subject for admission to colleges and graduate schools in China. In addition, college students in many regions of China are required to pass CET 4 as a condition for earning a bachelor’s degree, and graduate students in many regions of China are required to pass CET 6 as a condition for earning a master’s degree. Furthermore, English has been included as one of the major subjects of entrance exams for admission to middle schools and high schools in many cities in China.

Private Primary and Secondary Schools with an Emphasis on English

Compared to public primary and secondary schools in China, which are required to use government-approved curricula with English as one of the many subjects required, private schools in China, while also heavily regulated, have more flexibility to teach additional subjects and emphasize specific subjects, such as English language training at an early age, to meet students’ needs, and to deliver education in a small-group setting. In addition, the “single child” policy that the PRC government has imposed for nearly three decades has resulted in the widely known “little emperor” phenomenon, in which Chinese families spend a high percentage of their disposable income investing in their only child’s future. Recognizing the importance of English and the advantage of teaching children multiple languages at a very young age, many parents are increasingly demanding school curricula that are taught in both Chinese and English to give their children a competitive advantage. This demand has driven the emergence and growth of high-quality private primary and secondary schools with an emphasis on English in China.

Content Development and Distribution

Successful content development has enhanced and will continue to enhance the successful development of the private education industry in China, as students expect a complementary mix of content offerings to choose from to best fit their needs and achieve their goals. According to Access Asia, approximately seven billion books were distributed in China in 2003. To establish and maintain a leading market position and to successfully compete against national and regional competitors, a private educational service provider in China must have access to high-quality content, update and enhance existing content and license and localize content from leading international content providers, as well as distribute such content through extensive distribution channels across the nation.

Online Education

With the growth of Internet use and the improvement of online payment systems in China, online education and training programs represent an attractive growth market opportunity. Online education, which provides students with flexibility to take interactive courses at times and locations most convenient to them, is particularly attractive to working adults and their employers. Online education also enables educational service providers to leverage the Internet-based platform to reach and serve a broader base of students without substantial incremental costs. According to the China Education and Training Industry Research Report (2005 – 2006), China’s online education market was valued at approximately RMB14 billion (US$1.7 billion) in 2004 and is expected to grow to RMB30 billion (US$3.7 billion) by 2007.

Post-Secondary Education

The market for post-secondary education in China is expected to grow due to various demands, including demand from employers for professionals, demand from an increasing number of high school and college graduates seeking entry-level employment positions which require professional certifications, and demand from working professionals who wish to further achieve their career and salary advancement potential. According to China Education and Training Industry Research Report (2005 – 2006), the career education and management education markets were valued at approximately RMB32 billion (US$4.0 billion) and RMB15 billion (US$1.9 billion), respectively, in 2004, and are expected to grow to approximately RMB299 billion (US$37 billion) and RMB135 billion (US$16.9 billion), respectively in 2010. Currently, the post-secondary private education market in China is highly fragmented, with no one provider controlling significant market share.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

Most Recognized Private Education Brand in China. With a 13-year history, our “New Oriental” brand is a well-recognized, award-winning consumer brand in China. The “New Oriental” brand has received numerous awards and recognitions, including the best brand in China’s English language education market, as recognized by SSIC in a report published in June 2005, which summarized the results of a survey of the English language education market in eight major cities in China, including Beijing, Shanghai, Guangzhou and Wuhan; the “Most Influential Education Brand in 2005” awarded by the Southern China Metropolitan Daily, a newspaper with nationwide circulation, which granted the award to us based on the results of a survey jointly conducted by eleven newspapers and Internet companies to evaluate teaching quality, resources and methods as well as facilities of over 200 educational organizations in China; and the “2004 Top Ten Largest Private Educational Organizations in China” from China Fortune, one of the leading finance journals in China, which granted the award to us based on its evaluation of all major private educational organizations in China in terms of their contribution to China’s private education industry. We believe that our established “New Oriental” brand allows us to further expand our market share in existing markets and target new markets and areas of private education.

Leading Market Position in Multiple High Growth Areas of Education. We are the largest provider of private educational services in China, based on number of program offerings, total student enrollments and geographic presence. We believe that our strong brand, extensive program, service and product offerings, unparalleled national scale and network, innovative and inspirational instruction, successful track record and experienced management team have enabled us to become the leading national player in the highly fragmented private education industry.

In the fiscal year ended May 31, 2006, we had approximately 497,000 student enrollments in our language training programs and had approximately 375,000 student enrollments in our test preparation courses. According to China Statistical Yearbook (2005), over 100,000 Chinese students traveled overseas each year to pursue higher education degrees since 2002. We believe a substantial majority of these students took our test preparation courses to gain admissions into colleges, graduate schools and professional schools abroad. We started offering TOEFL preparation courses in 1993 and became a market leader in admissions test preparation courses within a relatively short period of time thereafter. Leveraging on our success in test preparation courses, we introduced our first English language training program in 1996 and, since then, we have substantially expanded our program, service and product offerings and established a leading position in the geographic markets where we have a presence.

We believe our excellent reputation in English language training and test preparation courses and our established operational platform have enabled us to launch new programs, services and products in new markets and quickly gain market share and establish our strong competitive position in these new markets. For example, New Oriental China established its first primary and secondary school with a full curriculum in Yangzhou in 2002. This school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In 2005, the Yangzhou school accepted 780 students out of over 2,000 applicants from the local market as well as from elsewhere in China.

Extensive Program, Service and Product Offerings. We offer a wide range of educational programs, services and products to a varied student population with diverse academic and career development needs. Our offerings primarily consist of various levels and types of English language training programs to primary and middle school students, college students and other adults and other foreign language training programs, test preparation courses for students taking major admissions and assessment tests in the U.S., the PRC and Commonwealth countries, a full-curriculum primary and secondary school with an emphasis on English, educational content development and distribution, online education targeted at working professionals and college students, as well as post-secondary education and certain education-related consulting services. As of May 31, 2006, we had over 150 programs available for enrollment, and authored, localized and distributed more than three million print and software titles on education-related topics. We have schools and learning centers in every city in China with a population of over four million. We believe the breadth and the diversity of our programs, services and products increase our addressable markets and enhance our overall revenue stability.

Unparalleled National Scale and Network. We have an unparalleled national scale and network as compared to other providers of private educational services in China. We deliver our educational programs, services and products through an extensive physical network of 25 schools, 111 learning centers and 13 bookstores operated by us as of May 31, 2006, over 5,000 third-party bookstores, and approximately 1,700 teachers in 24 cities, as well as through our virtual online network, which has approximately two million registered users. All of our schools, learning centers and bookstores operate under our established “New Oriental” brand. We typically cluster our schools and learning centers in and around selected major cities, which serve as regional hubs to provide management, teaching, marketing and administrative support to schools and learning centers in adjacent satellite cities. We believe clustering allows us to leverage and efficiently allocate teaching, marketing and administrative resources of the main school in a regional hub among, and maintain centralized management over, all of the schools and learning centers within the same regional hub.

Through a subsidiary of New Oriental China, we cooperate with qualified PRC publishing companies to publish our self-developed teaching materials and other content and have arrangements with third-party distributors, including over 5,000 bookstores, to distribute books authored or licensed and localized by us. In addition, as we have had over three million cumulative student enrollments since our inception, we have an extensive network of students and alumni. This network has proven helpful in promoting our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. Our national scale and network have enabled us to gain significant competitive advantage in an industry in which brand recognition, reputation, consumer confidence and referrals play important roles in attracting and retaining students and increasing student enrollments. It also allows us to leverage our extensive experience and know-how to reach a broad base of students.

Innovative and Inspirational Instruction. In our New Oriental schools and learning centers, we differentiate ourselves through our New Oriental way of innovative and inspirational instruction. We are committed to training the next generation of business and community leaders by educating and inspiring our students to achieve their potential, build self-confidence and develop a global vision with an understanding and appreciation of both traditional Chinese culture and the modern world, as well as boosting our students’ enthusiasm for learning. This commitment is reflected in our company culture which encourages teachers to maintain creativity and continued passion for education, in educational materials developed and distributed by us, in our teaching methods and in our teacher selection, training and retention process. Our content experts design innovative curriculum for most of the courses offered by us. We have well-developed methods for hiring, training and retaining qualified teachers, which include a strict recruiting process, periodic training in teaching methods, skills, school culture and philosophy, as well as competitive base salary coupled with performance-based bonuses. We believe that our relatively high base salaries compared to our competitors, performance-based bonuses, career advancement opportunities, team spirit and continuous training allow us to recruit and retain qualified teachers. In each of 2003 through 2005, less than 10% of applicants were hired as our teachers.

Successful Track Record. We were founded in 1993 by our Chairman and Chief Executive Officer, Michael Minhong Yu, to offer TOEFL preparation courses. Since then, we have transformed ourselves from primarily a language training and test preparation company to China’s largest provider of a wide range of educational programs, services and products to a varied student population with diverse academic and career development needs in China. We have demonstrated significant growth in our business since our inception, especially in recent years. Our physical school network increased from three schools in 2001 to 25 schools as of May 31, 2006, and our total cumulative student enrollments increased from over 552,000 by the end of 2001 to over three million by May 31, 2006. Our total net revenues increased from RMB441.8 million for the fiscal year ended May 31, 2004 to RMB770.3 million (US$96.1 million) for the fiscal year ended May 31, 2006, representing a CAGR of 32.0%.

Experienced Management Team with a Passion for Education. Our senior management team has over 65 years of combined experience and an average of approximately eight years of experience in the education industry. Our founders are committed to and passionate about education. They are familiar with the private education sector and relevant regulatory environment in China and continue to be actively involved in our management and strategic planning. In particular, Michael Minhong Yu, our Chairman and Chief Executive Officer, is a renowned expert in English language teaching with over 20 years of experience in the education industry and is a leader in the education community in China. He has served as the Vice Chairman of the Education Committee of the Central Committee of the China Democratic League. We believe that our management team’s passion for education and extensive experience in the private education sector and relevant regulatory environment in China have enabled us to successfully manage our operations and growth, promote our brand and achieve our goals.

Our Strategy

Our goal is to strengthen our position as the largest provider of private educational services in China. We believe our leading market position in multiple high growth areas of education, established and highly recognized “New Oriental” brand, extensive program, service and product offerings, unparalleled national scale and network, innovative and inspirational instruction, successful track record and experienced management team provide us with a significant competitive advantage and facilitates our continuing growth.

We intend to leverage our brand and extensive national network to achieve our goal by pursuing the following strategies:

Establish New Schools and Learning Centers. We plan to open six to eight new schools in our fiscal year 2007, and will continue to open new schools and learning centers in cities that exhibit strong enrollment potential. According to China Demographics Yearbook (2005), China had 50 cities each with a population of over one million and 131 cities each with a population of greater than 500,000 in 2004, which presents opportunities for our further expansion. In addition to new schools, we plan to open new smaller “Pop Kids” English learning centers for students in kindergarten through grade six and high-end “Elite English” centers in major cities for high-income adults and children of high-income families.

Increase Student Enrollments and Course Fees at Our Existing Schools and Learning Centers. As of May 31, 2006, we had 25 schools and 111 learning centers, of which 13 schools and 48 learning centers have been in operation for more than two years. We plan to increase student enrollments and profitability at our existing facilities by offering additional classes for both new and existing programs, and by continuing market-based increases of course fees. We also intend to develop, license and localize additional high-quality educational content to enrich our content offering and attract students with diverse academic and career development needs. In addition, we intend to pursue aggressive marketing efforts to reach a broader base of students, parents and other adults in order to further enhance our brand recognition and increase new student enrollments.

Expand Our Program, Service and Product Offerings. We believe the strength of our reputation and brand name is directly attributable to the quality and breadth of our programs, services and products, and we expect to continue to devote significant resources to enhancing our current offerings and developing new high-quality programs, services and products that are responsive to the evolving market needs. We currently have a full-time staff of approximately 30 people involved in our centralized product and curriculum development process. We plan to continue to replicate successful programs by taking the curriculum for an existing program at one school and introducing it to other schools across our network.

We also plan to continuously evaluate new, high-growth areas of education that are in demand by students, parents and employers and develop new programs, services and products in these areas. For example, we have recently begun offering English summer camps for primary and middle school students and post-secondary English language training certification programs to capture the growth opportunity in these areas. We also plan to expand our online education and post-secondary education businesses. As the Internet continues to gain widespread use and acceptance throughout China, we believe there are significant online growth opportunities for new and complementary online programs, services and products in language training, test preparation and other areas. Similarly, we believe there are tremendous opportunities in the post-secondary education market and we plan to expand our post-secondary programs, services and products to meet the rising demand from employers for skilled professionals.

Continue to Leverage and Expand Our Content Distribution Channels. We have established a variety of content distribution channels across China, consisting of our bookstores and third-party distributors, including over 5,000 bookstores. We believe successful content development has been and will continue to be important for the success of our private education business in China, as students expect a complementary mix of content offerings to choose from to best fit their needs and achieve their goals. In 2005, we distributed approximately three million books authored or licensed by us in China. We intend to continuously enhance the quality and breadth of our content offerings through developing our own content and licensing and localizing content from leading international content providers. We also intend to continue to distribute content and expand our content distribution channels to reach a broader base of current and prospective students as well as parents and employers who may sponsor our students’ educations.

Continue to Strengthen Existing, and Pursue New, Strategic Relationships with Education Content Providers and Other Complementary Businesses. We have arrangements with international education content providers and publishers such as Pearson Education, The McGraw-Hill Companies and Cambridge University Press, or their respective authorized Chinese publishers, to develop and distribute localized versions of selected educational materials in China bearing both our logo and the original publisher’s logo. We believe that strategic relationships with leading education content providers and other complementary businesses will enable us to further enhance the quality of our content offerings, expand revenue sources and expedite our time-to-market in distributing new content. We also believe that our excellent reputation and extensive content distribution channels are particularly attractive to international education content providers who wish to penetrate the China market. Accordingly, we intend to continue to strengthen existing, and actively pursue new, strategic relationships with leading international education content providers and other complementary businesses in an effort to strengthen our leading market position in the private education industry in China.

Our Network

We deliver our education programs, services and products to students through an extensive physical network of 25 schools, over 110 learning centers, 13 bookstores operated by us and approximately 1,700 teachers in 24 cities, as well as through our virtual online network with approximately two million registered users. We also have arrangements with third-party distributors, including over 5,000 bookstores in China, to distribute books authored or licensed and localized by us. In addition, as we have had over three million cumulative student enrollments since our inception, we have an extensive network of students and alumni. This network has been essential in promoting our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We will continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

The following map sets forth the geographic coverage of our network of schools, learning centers and bookstores as of May 31, 2006:

All of our schools, learning centers and bookstores operate under our “New Oriental” brand. Our hub schools in major cities consist of classrooms and administrative facilities with full student and administrative services while our schools in satellite cities and our learning centers consist primarily of classroom facilities and limited course registration and management capabilities. We select new locations based on various factors, including demographics and the number of colleges in, and the economic condition of, the particular region. We have opened bookstores in our established schools to primarily sell educational materials relating to our courses and also sell self-help, know-how, inspirational and other books.

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools, which we own. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2006.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	2	28	1
Shanghai	1	17	1
Guangzhou	1	7	1
Wuhan	1	6	1
Tianjin	1	5	1
Chongqing	1	5	1
Shenyang	1	5	1
Xi’an	1	5	1
Chengdu	1	5	1
Nanjing	1	4	1
Zhengzhou	1	3	1
Changsha	1	2	1
Harbin	1	1	1
Jinan	1	3	—
Xiangfan	1	3	—
Shenzhen	1	2	—
Taiyuan	1	2	—
Zhuzhou	1	2	—
Changchun	1	1	—
Hangzhou	1	1	—
Langfang	1	1	—
Shijiazhuang	1	1	—
Suzhou	1	1	—
Yangzhou	1	1	—

Total	25	111	13

Our Programs, Services and Products

We provide a wide variety of educational services and products intended to address the needs of our students. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a school that provides post-secondary education, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We currently have a full-time staff of approximately 30 people involved in our centralized curriculum development process. We update and expand our course offerings frequently in response to evolving market needs. Our program, service and product offerings are generally divided into six areas: language training; test preparation; primary and secondary school; educational content, software and other technology development and distribution; online education; and other services and products.

Language Training Courses

Our language training courses primarily consist of various types of English language training courses. We also provide training courses for other foreign languages, including German, Japanese, French, Korean and Spanish. In our fiscal year ended May 31, 2006, we had approximately 497,000 student enrollments in our language training courses, of which over 95% were in our English language training courses. Our interactive courses focus not only on reading and writing, but also on teaching and improving critical listening and speaking skills.

We recognize that students progress at different rates when learning foreign languages and our large number of students allows us to offer suitable courses at many different levels of proficiency. While we offer English to students of all age groups and with various motivations for learning English, we generally categorize our English language training courses into the following areas: (i) English for adults; (ii) English for children, including our recently added “Pop Kids” English program; (iii) English for middle school and high schools students; and (iv) “Elite English” for high-income adults and children of high-income families.

English for Adults. Historically, this has been the primary component of our English language training courses. Many employers in China, including foreign-invested enterprises, multinational corporations’ branch offices as well as domestic enterprises involved in international business transactions or the tourism industry, require their employees to have a high level of English proficiency.

Our English for adults program offers courses designed to teach and improve college and other adult students’ English writing, reading, listening and speaking skills. Our schools and learning centers also have language labs at which our students can listen to and recite spoken passages on CDs and audio tapes to improve their listening and speaking skills. A typical course lasts for six to 12 weeks with classroom instruction one to four times per week for two to five hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. Our English for adults courses typically consist of approximately 20 to 150 students per class.

In our fiscal year ended May 31, 2006, we had approximately 238,000 student enrollments in our English for adults courses. Approximately 34.2%, 12.2% and 11.1% of the total enrollments were for courses taught in Beijing, Shanghai and Guangzhou, respectively. Course fees for our English for adults courses range from RMB200 to RMB3,000 per course.

English for Children. We established our English for children program in 2002 for children in kindergarten through grade six and it has achieved rapid growth. We designed our English for children program based upon the following principles: (i) we use localized materials originally published by international education content providers and publishers while taking into account the local public schools’ curricula, the skills and abilities of the individual child and adapting to his or her particular needs; (ii) we assist students in mastering the basics of the language in various fun ways, including interactive games, activities and cultural studies; and (iii) we give children a passion for learning the language and guide and inspire them to develop their self-learning abilities. In 2004, we established our “Pop Kids” English learning centers at which we attempt to immerse young kids in a fun and interactive English-speaking environment dedicated solely to children.

Our English for children classes are divided into classes of approximately 10 to 25 students per class. Students attend class one to two times per week for 1.5 to two hours per class. We test our students to measure their progress and make sure they are progressing as needed to advance to the next book and class level without jeopardizing the fundamentals that will allow them to excel in the future.

In our fiscal year ended May 31, 2006, we had approximately 95,000 student enrollments in our English for children program. Approximately 35.1%, 18.6% and 10.5% of the enrollments took place in Wuhan, Beijing and Guangzhou, respectively. Course fees for our English for children courses range from RMB200 to RMB3,000 per course.

English for Middle School and High School Students. English proficiency is tested as a major subject of entrance exams for admission into China’s high schools, colleges and universities. Given the intense competition to gain admission into top high schools and higher education institutions in China, English exam scores can be a deciding factor in gaining admission. Our English language training courses for middle school and high school students are designed to supplement students’ regular school curricula and help students achieve better scores on English exams for admission into high schools or higher education institutions.

Our typical English courses for middle school and high school students last for eight to 16 weeks with classroom instruction one to four times per week for 90 minutes to five hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. These courses typically consist of approximately 30 to 300 students per class.

In our fiscal year ended May 31, 2006, we had approximately 145,000 student enrollments in our English language training courses for middle school and high school students. Approximately 32.6%, 9.8% and 9.7% of the enrollments took place in Beijing, Shanghai and Wuhan, respectively. Course fees for our English training courses for middle school and high school students range from RMB200 to RMB2,000 per course.

“Elite English” for High-Income Adults and Children of High-Income Families. With the recent economic growth of China and increased sophistication and frequency of international business transactions, there is a growing demand for high-end, personalized, advanced English language training for high-income working professionals and other adults in large, economically prosperous cities. China’s economic growth has led to increased personal disposable income which, coupled with the “single child” policy and the potential rewards of English proficiency, has prompted Chinese families to spend a high percentage of their disposable income investing in their children’s English language education. We started our “Elite English” programs for high-income adults and children of high income families in 2003 in response to the market demand from high-income students and parents for such personalized instruction.

While we have a standardized curriculum for our “Elite English” program, our trained teachers work closely with a small group of students to evaluate and customize the curriculum based on the progress and demands of the students. Our “Elite English” program is divided into classes of one to ten students per class.

In our fiscal year ended May 31, 2006, we had approximately 3,200 students in our “Elite English” program at our four “Elite English” centers in Beijing. The schedules of our “Elite English” classes are more flexible in order to accommodate students’ schedules and are provided in up-scale locations and environments. We plan to continue growing this area of our business and to expand into other major cities in China, such as Shanghai and Guangzhou. Enrollment fees for our “Elite English” program generally range from RMB12,000 to RMB18,000 per year.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2006, we had over 375,000 student enrollments in our test preparation courses, of which approximately 121,000 were in overseas test preparation courses and 254,000 were in PRC test preparation courses.

We offer test preparation courses for the following major overseas exams: TOEFL, TSE, SAT, ACT, IELTS, GRE, GMAT, LSAT, BEC and TOEIC. In addition, we offer test preparation classes for the following major PRC admissions tests: CET 4, CET 6, National English Test for Entrance into Master’s Degree Programs, National Math Test for Entrance of Master’s Degree Programs, Professional Title English Test and Public English Test System.

In our fiscal year ended May 31, 2006, approximately 39.6% and 24.4% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 37.6% of the total student enrollments in our PRC test preparation courses took place in Beijing, while approximately 9.0%, 6.6%, 6.0% and 6.0% of the total student enrollments in our domestic test preparation courses took place in Wuhan, Guangzhou, Shanghai and Xi’an, respectively.

Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Our experienced teachers generally teach in large classes ranging from 50 students to 500 students. Our students enroll in a 20 to 160 hour program with classes meeting one to four times per week for approximately 2.5 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB150 to RMB25,000 per course.

Primary and Secondary School

New Oriental China established the first full-time private primary and secondary school in Yangzhou in 2002. This is a private boarding school for students in grades one to twelve seeking a full curriculum taught in both Chinese and English, with a strong emphasis on English language training. We target parents who desire to provide their children with a global vision and an understanding and appreciation of both traditional Chinese culture and the modern world, a competitive advantage in academics and social development and English language proficiency. Our goal is to develop the Yangzhou school, and other new schools to be established in the future, into elite schools whose students consistently gain acceptance into the top universities in China and around the world.

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. In 2005, we had approximately 2,300 students at the Yangzhou school, approximately 75% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school. There are over 219 teachers and 276 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In 2005, the school accepted 780 students out of over 2,000 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In 2005, tuition at the Yangzhou school ranged from RMB5,000 to RMB10,000 per year.

Educational Content, Software and Other Technology Development and Distribution

We develop and edit content for educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals, as well as “self-help,” “know-how” and “inspirational” books for our students and other readers. We distribute these materials through various distribution channels, consisting of our own classrooms and bookstores as well as third-party distributors, including over 5,000 bookstores in China. In our fiscal year ended May 31, 2006, we developed and edited over 80 titles and distributed approximately four million books authored or licensed by us in China. Over 95% of the materials distributed by us are education-related and include the materials that we use in our courses and also include a large number of titles that we market for use in English language area.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. We currently have arrangements with Pearson Education, The McGraw-Hill Companies and Cambridge University Press, or their respective authorized local publishers, to develop and distribute localized versions of selected educational materials in China bearing both our logo and the original publisher’s logo. We plan to establish additional strategic relationships with leading international education content providers to enrich our content offerings.

Online Education

We offer online education programs on our website www.koolearn.com. As of May 31, 2006, approximately two million users had registered accounts with us, giving them access to free informational content on our website. As of that date, we had approximately 200,000 users that paid for additional access to our specialized education programs. These users purchase pre-paid cards that give them the right to use our paid content for a specific period of time or for specific courses. Course fees for our online courses range from RMB10 to RMB1,500 per course.

We currently offer approximately 300 online courses in language training courses, test preparation courses, professional certification courses, and business knowledge and skills training courses in the areas of accounting, legal, management and others. Our typical online courses last for 30 hours and each session normally lasts 15 minutes or less. We have live interactive online courses as well as courses that allow students to view replays of pre-recorded video tapes.

Our online courses are particularly attractive to students who need the flexibility to prepare at any time of the day or night and on short notice. Our online tools provide more flexibility by offering our students the ability to choose their best and most convenient way of learning as they experience our programs.

Other Services

Overseas Studies Consulting. Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students to make informed decisions. We also counsel students with the immigration process for overseas studies, such as obtaining visas and student and off-campus housing. We charge each student a fee based on the scope of consulting services requested by the student.

Post-Secondary Education. We provide post-secondary educational programs to help students seek career opportunities requiring English proficiency, such as interpreters for international trade organizations. Such programs normally last for two years. Students have the flexibility to enroll in specific courses of interest or to enroll in the full program.

Marketing and Student Recruitment

We employ a variety of marketing and recruiting methods to attract students and increase enrollments. We have positioned ourselves as a provider of private educational services that inspires students to achieve their potential and build self-confidence and that boosts students’ enthusiasm for learning. We believe prospective students are attracted to our schools due to our excellent brand name, the quality of our programs and our relatively long operating history in the private education sector.

We employ the following marketing methods to attract new and returning students:

Speeches and Seminars. Our management, most of whom are experienced teachers and were among our earliest teachers, and our top teachers frequently give speeches at colleges, universities, high schools and middle schools and to student groups, parent groups and educational organizations. They also participate in educational seminars and workshops. Our speeches include direct program promotion speeches during which we directly explain the merits and advantages of our programs or general English learning methods, as well as inspirational speeches designed to motivate students to reach their full potential and strive for success. In 2005, our management and teachers gave a total of over 3,800 speeches and seminars in China.

Referrals. Historically, our student enrollments have grown primarily through word-of-mouth referrals. Our student enrollments have benefited and will continue to benefit by referrals from our extensive network of students and alumni and the successful academic and professional careers that many of them have achieved.

Distribution of Marketing Materials. We use New Oriental “booths” and “information tables” to distribute free inspirational books authored by Michael Minhong Yu and others, informational brochures, posters and flyers at various on-campus events, educational expos, conferences and college and employment fairs. We also conduct extensive free information sessions to introduce our programs to our target markets.

Advertisements. We advertise through our own websites and also on China’s leading portals, such as Sina.com and Sohu.com. We also have advertising arrangements with many Chinese national and regional newspapers and other media outlets, including school campus newspapers.

Social Events and Activities. We participate in and host community events designed to promote awareness of the virtues of education. We believe that these enhance our public image and increase brand awareness. We also host English speech competitions, English drama performances and cultural events designed to raise enthusiasm for English language learning and to further promote awareness of our brand.

Cross-Selling. As we gain footholds in many different markets, we use our programs in one market as an opportunity to advertise our programs in other markets. With a variety of programs aimed at different age groups, our goal is to create a brand name that permeates every stage of our potential students’ educational, career and life progression, from English for children to English for adults to test preparation to “Elite English” to continuing professional education, and to encourage our students to introduce their children to the same system and courses. Outside of our organization, we have established cross-promotional relationships with a number of companies, to promote our programs, services and products and awareness of our brand.

Faculty and Employees

We believe that our dedicated and capable faculty is critical to our success. As our teachers interact with our students on a daily basis, they are critical to maintaining the quality of our programs, services and products and to maintaining our brand and reputation. We seek to continue to hire teachers who have a strong command of the subject areas to be taught and meet our qualifications. Equally important, we seek to hire teachers who are capable of delivering innovative and inspirational instruction. We aim to continue to recruit qualified teachers through a strict multi-step recruitment process, including lecture auditions, while offering a compensation package that is higher than the market standard.

New teachers are required to undergo a job training period, during which they receive trainings in teaching skills and techniques, subject matter of relevant courses and school culture and philosophy. We also provide continuous training so that our teachers can stay abreast of changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to teach effectively. Our teachers are evaluated by students and a majority of their overall compensation consists of bonuses based on these evaluations. We also perform periodic peer observations of a significant number of our teachers to monitor their teaching performance in the classrooms. In addition, we provide capable and experienced teachers with opportunities to be promoted to management roles. Currently, almost all of our schools are managed by the selected members of our faculty.

We believe that our relatively high base salaries compared to our competitors, performance-based bonuses, career advancement opportunities, team spirit and continuous training allow us to recruit and retain the best talent. In each of 2003 through 2005, less than 10% of applicants were hired as our teachers.

We had 1,654, 2,240 and 2,559 full time employees and 819, 1,252 and 1,488 contract teachers and staff as of May 31, 2004, 2005 and 2006, respectively.

Competition

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each major program we offer and each geographic market in which we operate. None of our competitors focuses on as broad a spectrum of programs, products and services as we provide. Instead, our competitors focus on targeted markets, both in terms of the particular segments of students they aim to attract and the local markets in which they operate.

For example, we face nationwide competition for our IELTS preparation courses from Global IELTS School, which offers IELTS preparation courses in many cities in China. We face regional competition for our English for children program from several competitors that focus on children’s English language training in specific regions, including English First. We face competition for our “Elite English” program primarily from Wall Street Institute and English First, both of which offer English language training courses for adults in many cities in China. Wall Street Institute began providing high-end English language training courses to adults in major cities several years before we entered this market and enjoys a first-mover advantage. We also face limited competition from many competitors that focus on providing international and/or PRC test preparation courses in specific geographic markets in China.

We believe that the principal competitive factors in our markets include the following:

•	brand recognition;

•	overall student experience;

•	ability to effectively market programs, services and products to a broad base of prospective students;

•	scope and quality of program, service and product offerings; and

•	alignment of programs, services and products catering to specific needs of students, parents, educators and employers.

We believe that our primary competitive advantages are our well-known “New Oriental” brand, our innovative and inspirational instruction methods and the breadth and quality of our programs, services and products. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student demands, testing materials, admissions standards, market needs or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets.

In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many of our international competitors that offer online test preparation and language training courses, such as The Princeton Review, Inc. and Kaplan, Inc. may be able to more effectively penetrate the China market. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of international competitors based in the country that the student wishes to study in or in which the selected language is widely spoken. In addition, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required.

Technology

Our technology platform is designed to provide systems that help distinguish us in the marketplace, operate cost-effectively and accommodate future growth. We currently use a combination of commercially available and custom developed software and hardware systems. Our technology platform is a combination of e-learning platforms, alumni platforms, content management systems, exam platforms, e-business promotion platforms and bookstore platforms, live Internet classrooms, as well as licensed speech recognition platforms. Our investment in system infrastructure has several key benefits: simplification of the storage and processing of large amounts of data, facilitation of the deployment and operation of large-scale programs and services and automation of much of the administration of our business. It also provides us with the ability to scale both capacity and functionality and build large clusters seamlessly. Currently, approximately 3,000 students can use our online systems at the same time.

One of our ongoing primary objectives is to maintain reliable systems. We have implemented performance monitoring for all key web and business systems to enable us to respond quickly to potential problems. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our clients can access our services at any time. Our web sites are hosted at third party facilities in Beijing. This facility provides redundant utility systems, a backup electric generator and 24-hour a day server support. All servers have redundant power supplies and file systems to maximize system and data availability. We regularly back up our database on a server hosted at an Internet data center to minimize the impact of data loss due to system failures.

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors, and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. and “New Oriental” are registered trademarks in China and have been recognized as the “well-known” trademarks ( ) in a civil action adjudicated in China. We have also registered additional trademarks and logos, including “Pop Kids” and “Elite English” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.neworiental.org, www.tol24.com and www.koolearn.com. In addition, we have registered the following domain names:

www.dogwood.com.cn	www.xdf.cn	www.xindongfang.com.cn
www.gznos.org	www.51qiantu.com	popkids.com.cn
www.softabc.com	www.softabc.com.cn	www.neworiental-k12.org

In order to develop, improve, market and deliver new programs and services, we are required to obtain licenses from others from time to time. For example, we currently have arrangements with international education content providers and publishers such as Pearson Education, The McGraw-Hill Companies and Cambridge University Press or their respective authorized local publishers, to develop and distribute localized versions of specified books in China. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.

We cannot be sure that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business.

In addition, competitors, content providers, publishers and others may claim that we have infringed their intellectual property rights. Defending any such lawsuit, whether with or without merit, could be time-consuming, result in costly litigation or prevent us from offering our programs and services, which could harm our business. If a lawsuit against us is successful, we may lose the rights to use our products or be required to modify them, or we may have to pay financial damages. See “Risk Factors—Risks Related to Our Business—Third parties may bring intellectual property infringement claims against us based on the content of the books and other materials that we or our teachers author and/or distribute.”

We have recently adopted guidelines, procedures and safeguards designed to educate our employees and contractors regarding the importance of respecting the intellectual property rights of third parties, and detect and prevent any conduct or activities by our employees or contractors that infringe or have the potential to infringe upon such third-party rights. The guidelines specify certain key principles and policies that we require all of our employees and contractors to uphold as a fundamental condition of their employment. We have also begun to require our managerial employees, teachers, sales and marketing personnel as well as content development staff to attend periodic intellectual property training sessions that are tailored to their specific roles and tasks within our company. The procedures and safeguards we have implemented to ensure compliance with these principles and policies include the assignment of dedicated staff to monitor and enforce compliance with these intellectual property guidelines, including in particular our content control group, which reviews the content of our course materials to ensure that no infringing materials are used in our classrooms. We have also made efforts to ensure that our marketing materials are reviewed and approved by appropriate management before being distributed to the public. In addition, we will retain our outside counsel to conduct periodic training sessions for our managerial and other employees. We believe these guidelines, procedures and safeguards will further improve our ability to avoid infringing or potentially infringing activities, minimize our exposure to third party claims and protect our reputation as a company that respects the intellectual property rights of third parties.

Facilities

Our headquarters are located in Beijing, China, where we own approximately 14,000 square meters of office and classroom space. In addition, we lease and own an aggregate of approximately 320,000 square meters of space for our schools, learning centers and bookstores. We lease all of our facilities except for our Yangzhou school and part of the premises for our headquarters in Beijing and our schools in Xi’an and Tianjin. Our headquarters in Beijing and our Yangzhou school are subject to a mortgage for a total principal amount of RMB125.7 million (US$15.7 million) in favor of third-party commercial lenders as of May 31, 2006. For detailed information about the locations of our facilities and the terms of our facility leases, see “—Our Network” and “Notes to the Financial Statements for the Fiscal Years Ended May 31, 2004, 2005 and 2006—Note 10”.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business or financial condition.

We have been subject to copyright, trademark and trade name infringement claims and legal proceedings in the past which related to, among other things, infringement of third parties’ copyrights in materials distributed by us and the unauthorized use of a third party’s name in connection with the marketing and promotion of one of our programs, and we may be subject to similar claims and legal proceedings from time to time in the future. See “Risk Factors—Risks Related to Our Business—Third parties have in the past brought intellectual property infringement claims against us based on the content of the books and other teaching or marketing materials that we or our teachers authored and/or distributed and may bring similar claims against us in the future.”

REGULATIONS

The PRC government regulates the education services industry. This section summarizes the principal PRC regulations relating to our businesses.

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or MOE, the General Administration of Press and Publication, or GAPP, the Ministry of Information Industry, or MII, the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, and their respective authorized local counterparts.

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and The Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for operating a Private School, and shall be registered with the MCA or its local counterparts as a privately run non-enterprise institution. Each of our schools has obtained the Permit for operating a Private School and has been registered with the relevant local counterpart of the MCA.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of a private school is highly regulated. For example, the types and amounts of fees charged by a private school providing certifications shall be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the governmental pricing authority and publicly disclose such information. Except for the school in Yangzhou, which provides graduation certifications to students, none of the schools operated by New Oriental China provides a diploma or certification to students.

Private education is treated as a public welfare undertaking under the regulations. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools are divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) items and criteria for the school’s fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Law for Promoting Private Education, and the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004.

The Regulations on Operating Chinese-foreign Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC.

Permits for Chinese-foreign Cooperation in Operating Schools shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC.

We have not applied for a permit for Chinese-foreign Cooperation in Operating Schools at this stage since all of our schools are operated by New Oriental China.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE in 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refers to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

Setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any education website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the NPC and regulations and decisions promulgated by the State Council may set down administrative license. On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained.

Regulations on Publishing and Distribution of Publications

On December 25, 2001, the State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which became effective on February 1, 2002. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.

On April 13, 2005, the State Council announced a policy on private investments in China that relate to cultural matters, which affects private investments in businesses that involve publishing. The policy authorizes the Ministry of Culture and several other central government authorities to adopt detailed rules to implement the policy. In July 2005, the Ministry of Culture, together with other central government authorities, issued a regulation that prohibits private and foreign investors from engaging in the publishing business. Our subsidiaries and affiliated entities are not permitted to engage in the publishing business under this regulation. Beijing New Oriental Dogwood Cultural Communications Co., Ltd, a subsidiary of New Oriental China, has been cooperating with qualified PRC publishing companies to publish our self-developed teaching materials and other content.

Subsequent to the implementation of the Publication Regulations, the GAPP issued the Administrative Regulations on Publications Market which became effective on September 1, 2003 and which were amended on June 16, 2004. According to the Administrative Regulations on Publications Market, any organization or individual engaged in general distribution, whole sale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in general distribution of publications shall obtain such permit from the GAPP and may conduct general distribution of the publications in the PRC; an entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of GAPP and may not engage in general distribution in the PRC; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of GAPP at the county level and may not conduct general distribution or wholesaling of publications in the PRC.

In addition, pursuant to the Administrative Regulations on Publishing Audio-video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale or retail distribution of audio-video products shall secure a Permit for Operating Audio-video Products from the relevant culture authorities.

The subsidiaries of New Oriental China engaged in the wholesale and retail distribution of books, periodicals, audio-visual products and electronic publications have obtained the relevant Permits for Operating Publications and the relevant Permits for Operating Audio-video Products.

Regulations on Online Publications

GAPP and MII jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to obtain approval from GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

Xuncheng Network, a subsidiary of New Oriental China engaging in online publications, is in the process of obtaining the approval from GAPP on the online publication.

Regulations on Consulting Services for Overseas Studies or Private Matters

The Ministry of Public Security and the SAIC jointly issued the Administrative Measures on Intermediate Activities relating to Entry and Exit for Private Purpose on June 6, 2001, which requires that any entity engaged in intermediate and consulting services for Chinese citizens going abroad to visit families, relatives or friends, to reside abroad, to inherit properties, or to conduct other non-business matters other than studying, working or touring, shall obtain a license granted by the relevant provincial authority on public security. Regarding intermediate and consulting business activities relating to self-funded overseas studying, the MOE, the Ministry of Public Security and the SAIC jointly issued the Administrative Regulations on Intermediate Services for Overseas Studies with Private Funds and their Implementing Rules in 1999, which require that any intermediate service organization engaged in such services procure from the MOE the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies.

Beijing New Oriental Vision Overseas Consulting Co., Ltd, a subsidiary of New Oriental China engaging in overseas studies consulting and other consulting services, has obtained the relevant licenses from the MOE and the Beijing Municipal Public Security Bureau.

Regulations on Internet Information Services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, or the Internet Information Measures, the MII and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures.

The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any ICP provider engaged in providing online bulletin board services, or BBS, is subject to a special approval and filing process with the relevant telecommunications industry authorities.

In July 2006, the MII posted a notice on its website entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services.” The notice prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC Internet content providers should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also states that PRC Internet content providers have until November 1, 2006 to evaluate their compliance with the notice and correct any non-compliance. A PRC Internet content provider’s failure to do so by November 1, 2006 may result in revocation of its ICP license.

Beijing New Oriental Xuncheng Network Technology Co., Ltd., a subsidiary of New Oriental China engaging in providing online education services, has duly obtained the ICP license.

Regulations on Internet Culture Activities

The Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, on May 10, 2003, which became effective on July 1, 2003, and which were amended on July 1, 2004. The Internet Culture Measures require ICP operators engaging in Internet culture activities to obtain an Internet culture business operations license from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio-visual products, games, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products.

Beijing New Oriental Xuncheng Network Technology Co., Ltd., a subsidiary of New Oriental China engaging in dissemination of audio-visual products through the Internet, is in the process of obtaining the Internet culture business operations license.

Regulation on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks. As these regulations are relatively new, there are significant uncertainties relating to their interpretation and implementation, including the definition of “audio-video programs” as specified in these regulations. We cannot assure you that Xuncheng Network, our affiliated entity engaging in online education services, will not be determined to require a Permit for Broadcasting Audio-video Programs, which it currently does not possess.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006. The new regulations require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally avoid, destroy or otherwise assist others in avoiding such protective measures unless permissible under law. The new regulations also provide that permission from and compensation for the copyright owner are not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only.

Regulations on Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyright. The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and MII jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered “ ,” the logo of “New Oriental” and the combination of and its logo with the Trademark Office and are in the process of registering additional marks, including the logo for “Pop Kids.” In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. Our trademarks have been recognized as well-known trademarks in a civil action adjudicated by the Intermediate People’s Court of Jilin City, Jilin Province.

On November 5, 2004, the MII amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered many domain names with CNNIC.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividend. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, or PRC Resident, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC Resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC Resident shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

Our beneficial owners who are PRC residents have registered with the local branch of SAFE as required under SAFE Circular No. 75.

Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of August 22, 2006.

Directors and Executive Officers	Age	Position/Title

Michael Minhong Yu	44	Chairman and Chief Executive Officer

Louis T. Hsieh	41	Chief Financial Officer

Chenggang Zhou	44	Director and Senior Vice President

Xiangdong Chen	35	Senior Vice President

Xiaohong Chen	36	Director

Robin Yanhong Li	37	Independent Director Appointee*

Denny Lee	37	Independent Director Appointee*

*	Messrs. Li and Lee have accepted our appointment to be the independent directors of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Michael Minhong Yu is the founder of our company and has served as the chairman of our board and our chief executive officer since 2001. He also serves as vice chairman of the Beijing Young Entrepreneurs Association and vice chairman of the Committee of Education of the Central Committee of the China Democratic League. Prior to founding our first school in 1993, Mr. Yu was an English instructor at Peking University from 1985 and 1991. Mr. Yu received his bachelor’s degree in English from Peking University.

Mr. Louis T. Hsieh has served as our chief financial officer since December 2005. Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from April 2004 until he joined us. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000 Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and is a member of the California bar. Mr. Hsieh holds a B.S. degree in Industrial Engineering and Engineering Management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

Mr. Chenggang Zhou has served as our senior vice president since January 2006 and as our director since 2004. Mr. Zhou joined us in 2000. From 2000 to 2003, he was the president of Shanghai New Oriental School. Mr. Zhou became our vice president in 2003 and has been the president of Beijing New Oriental School since 2003. From 1998 to 2000, Mr. Zhou was a correspondent for the Asia Pacific region and a program host at BBC. Mr. Zhou received his bachelor’s degree in English from Suzhou University in China and his master’s degree in Communications from Macquarie University, Australia.

Mr. Xiangdong Chen has served as our senior vice president since January 2006. Mr. Chen joined us in 1999. He was promoted to be the executive assistant to our chief executive officer in 2001. From 2002 to September 2003 , he was the president of Wuhan New Oriental School. Mr. Chen became our vice president in September 2003 and has been in charge of a number of departments at our head office, including short-term training system, human resources, marketing and public relationship and business development. Mr. Chen received his master’s degree in Economics and Ph.D. degree in Economics from Renmin University of China. Mr. Chen attended the executive management program at the Harvard Business School in 2005.

Ms. Xiaohong Chen has served as our director since December 2004. Ms. Chen is a managing director at Tiger Global Private Investment Partners II, L.P. In 2004, Ms. Chen was vice president at Joyo.com Limited. Prior to 2004, she worked at Veronis Suhler Stevenson from 1994 to 2003, and was promoted to be a managing director in 2003. Ms. Chen received her master’s degree from Rutgers University and a bachelor’s degree in History from Peking University.

Mr. Robin Yanhong Li will serve as our independent director, commencing from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Li is a co-founder of Baidu.com, Inc., the leading Chinese language Internet search provider listed on the Nasdaq Global Market. Mr. Li has served as the chairman of the board of directors of Baidu.com since its inception in January 2000 and as its chief executive officer since January 2004. He served as the president of Baidu.com from February 2000 to December 2003. Prior to founding Baidu.com, Mr. Li worked as an engineer at Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Mr. Li received a bachelor’s degree in Information Science from Peking University and a master’s degree in Computer Science from the State University of New York at Buffalo.

Mr. Denny Lee will serve as our independent director, commencing from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Lee has served as a director and the chief financial officer of Netease.com, Inc., a leading interactive online and wireless community in China and a major provider of Chinese language content and services listed on the Nasdaq Global Market, since April 2002. Previously, Mr. Lee was the financial controller of Netease.com since November 2001. Prior to joining Netease.com in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of senior manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in Accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. Under these agreements, each of our senior executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the employee, such as a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure, death, or physical or mental incapacitation. We may also terminate an executive officer’s employment without cause. In such case we are required to provide severance compensations as expressly required by applicable law. On the other hand, an executive officer may terminate his employment with us at any time with a one-month prior notice if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. An executive officer may also resign prior to the expiry of the term of his or her employment agreement if our board approves his or her resignation or agrees to an alternative arrangement with such executive officer.

Each senior executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secretes of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and one year following the termination or expiry of such employment agreement. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

Board of Directors

Our board of directors currently consists of three directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees, which will become effective upon the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Ms. Xiaohong Chen, Mr. Robin Yanhong Li and Mr. Denny Lee, commencing from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Messrs. Li and Lee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee. Our compensation committee will consist of Ms. Xiaohong Chen, Mr. Robin Yanhong Li and Mr. Denny Lee, commencing from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Messrs. Li and Lee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Ms. Xiaohong Chen, Mr. Robin Yanhong Li and Mr. Denny Lee, commencing from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Messrs. Li and Lee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2006, we paid an aggregate of approximately RMB4.5 million (US$562,000) in cash to our senior executive officers, and we paid an aggregate of RMB900,000 compensation to our non-executive directors.

Share Incentives

Historical Issuance of Restricted Shares

From January 2003 to May 2006, New Oriental China granted a total of 9,000,000 restricted shares to certain employees, directors, consultants and other individuals. All of these individuals appointed Beijing Beizhi Culture and Education Co., Ltd., or Beijing Beizhi, a PRC company, as a nominee to hold these restricted shares on their behalf. In December 2004, we underwent corporate restructuring, pursuant to which these individuals agreed to receive an identical proportional interest in our company as the proportional interest that Beijing Beizhi held for them in New Oriental China. These individuals, other than those who transferred their shares to their respective overseas holding companies, caused Capital River Group Limited, or Capital River, a British Virgin Islands company, to hold in trust the common shares of our company they received as a result of the restructuring. All of the common shares held by Capital River are restricted shares, subject to transfer restrictions and without the right to vote. As of the date of this prospectus, Capital River holds approximately 7.67 million restricted shares in trust. Immediately upon the completion of this offering, the restrictions on these shares and the trust arrangement will automatically terminate and each individual will become a direct holder of his or her shares.

2006 Share Incentive Plan

On January 20, 2006, we adopted a 2006 Share Incentive Plan, or the 2006 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) is 8,000,000 shares, plus (i) 5,000,000 shares to be added on January 1, 2007, (ii) 5,000,000 shares to be added on January 1, 2008 and (iii) an annual increase on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of the number of shares outstanding as of such date, and (z) a lesser number of shares determined by the administrator of the 2006 Plan. In the event that the aggregate number of shares which may be issued pursuant to all the awards granted by us in any given year has reached the maximum amount allowed in such year, we may, during such year, grant additional awards to entitle the recipients thereto to acquire up to 2,000,000 shares, or the extra shares, provided that the maximum aggregate number of shares which may be issued pursuant to all awards for the following year will be reduced by the number of the extra shares underlying the awards granted in the previous year.

The following table summarizes, as of the date of this prospectus, the share options granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group.

Name	Common Shares Underlying Options Granted	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Louis T. Hsieh	1,000,000	US$	2.02	2/28/06	2/28/16
	600,000	US$	2.38	7/21/06	7/21/16
Chenggang Zhou	*	US$	2.02	2/28/06	2/28/16
Xiangdong Chen	*	US$	2.02	2/28/06	2/28/16
Other individuals as a group	4,979,500	US$	2.02	2/28/06	2/28/16
	1,020,000	US$	2.38	7/21/06	7/21/16

*	Less than 1%.

The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our common shares;

•	share appreciation rights, which entitle the grantee the right to common shares or cash compensation measured by the appreciation in the value of common shares;

•	dividend equivalent rights, which entitle the grantee to compensation measured by dividends paid with respect to common shares;

•	restricted shares, which are common shares issued to the grantee that are subject to transfer restrictions, right of first refusal, repurchase, forfeiture, and other terms and conditions as established by our plan administrator; and

•	restricted share units, which may be earned upon the passage of time or the attainment of performance criteria and which may be settled for cash, common shares or other securities, or a combination of cash, common shares or other securities as established by our plan administrator.

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the 2006 plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted under our 2006 plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, the award agreement also specifies whether the option constitutes an incentive share option, or ISO, or a non-qualifying stock option.

Eligibility. We may grant awards to our employees, directors and consultants, including those of our parent companies and subsidiaries. However, we may grant options that are intended to qualify as ISOs only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will terminate and accelerate upon occurrence of certain significant corporate transactions, including amalgamations, consolidations, liquidations or dissolutions, sales of substantially all or all of the assets, reverse takeovers or acquisitions resulting in a change of control. If the successor entity assumes or replaces our outstanding awards under the 2006 plan, such assumed or replaced awards will become fully vested and immediately exercisable and payable, and be released from repurchase or forfeiture rights immediately upon termination of the grantee’s continuous service to us if such service is terminated by the successor entity without cause within 12 months after the effective date of the corporate transaction. Furthermore, if the successor entity does not assume or replace our outstanding awards, each outstanding award will become fully vested and immediately exercisable and payable, and will be released from any repurchase or forfeiture rights immediately before the effective date of the corporate transaction, as long as the grantee’s continuous service with us has not been terminated before this date.

Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an option and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If we grant an ISO to an employee, the exercise price may not be less than 100% of the fair market value of our common shares on the date of the grant, except that if the grantee, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our shares, the exercise price may not be less than 110% of the fair market value of our common shares on the date of that grant. If we grant a non-qualified share option to a grantee, the exercise price may not be less than 100% of the fair market value of our common shares on the date of grant.

The term of each award under our 2006 plan will be specified in an award agreement, but shall not exceed ten years from the earlier to occur of adoption or approval of the plan, unless sooner terminated.

Vesting Schedule. One-sixth of the common shares underlying the option will vest on each six-month anniversary of the vesting commencement date specified in the option award notice. The vesting will be suspended if the grantee’s leave of absence exceeds 90 days and will resume upon the grantee’s return to service to us.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares, assuming conversion of all of our preferred shares into common shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own more than 5.0% of our common shares.

	Common Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
	Number (1)	%(2)	Number(1)(3)	%(2)
Directors and Executive Officers:

Michael Minhong Yu (4)	44,000,000	39.60	44,000,000	31.18

Louis T. Hsieh (5)	*	*	*	*

Chenggang Zhou (6)	*	*	*	*

Xiangdong Chen (7)	*	*	*	*

Xiaohong Chen (8)	21,038,339	18.93	21,038,339	14.91

All Directors and Executive Officers as a Group (9)	66,530,874	59.88	66,530,874	47.15

Principal Shareholders:

Tigerstep Developments Limited (10)	44,000,000	39.60	44,000,000	31.18

Investment entities affiliated with Tiger Global Private Investment Partners II, L.P. (11)	21,038,339	18.93	21,038,339	14.91

Capital River Group Limited (12)	7,675,222	6.91	7,675,222	5.44

Peak Idea International Limited (13)	7,378,696	6.64	7,378,696	5.23

Forthright Trading Limited (14)	5,641,734	5.08	5,641,734	4.00

*	Less than 1%.
(1)	Beneficial ownership of each listed person is determined assuming the conversion of all outstanding preferred shares held by such person into common shares and the shares that such person has the right to acquire within 60 days after the date of this prospectus.

(2)	The percentage of beneficial ownership of each listed person prior to this offering is based on 111,111,111 common shares outstanding as of the date of this prospectus, including common shares convertible from our preferred shares and shares that such person has the right to acquire within 60 days after the date of this prospectus. The percentage of beneficial ownership of each listed person after this offering is based on 141,111,111 shares outstanding immediately after the closing of this offering, including common shares issued in this offering and common shares issued upon the conversion of all of our preferred shares, as well as the number of shares that such person has the right to acquire within 60 days after the date of this prospectus.

(3)	Assumes that the underwriters do not exercise the over-allotment option.

(4)	Includes 44,000,000 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Bamei Li, mother of Mr. Yu. Mr. Yu disclaims beneficial ownership of all the shares held by Tigerstep Developments Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(5)	The business address of Mr. Hsieh is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(6)	The business address of Mr. Zhou is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(7)	The business address of Mr. Chen is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(8)	Includes 11,102,144 common shares issuable upon conversion of the same number of preferred shares and 9,905,889 common shares held by Tiger Global Private Investment Partners II, L.P. and 8,967 common shares issuable upon conversion of the same number of preferred shares and 21,339 common shares held by Tiger Global II, L.P. Ms. Chen is managing director at Tiger Global Private Investment Partners II, L.P. Ms. Chen disclaims beneficial ownership of all of our shares held by the investment entities affiliated with Tiger Global Private Investment Partners II, L.P. except to the extent of her pecuniary interest therein. The business address of Ms. Chen is c/o Tiger Global Management, LLC, Suite 1007, Tower W2, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, PRC.

(9)	Includes common shares and preferred shares held by all of our directors and senior executive officers as a group.

(10)	Tigerstep Developments Limited, a company incorporated in British Virgin Islands, is wholly owned by Bamei Li, mother of Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

(11)	Includes 11,102,144 common shares issuable upon conversion of the same number of preferred shares and 9,905,889 common shares held by Tiger Global Private Investment Partners II, L.P. and 8,967 common shares issuable upon conversion of the same number of preferred shares and 21,339 common shares held by Tiger Global II, L.P. The registered address of Tiger Global Private Investment Partners II, L.P. and Tiger Global II, L.P. is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

(12)	Capital River Group Limited, a British Virgin Islands company, holds common shares in trust for approximately 300 employees of our company. This trust arrangement will automatically terminate upon the completion of this offering. The registered address of Capital Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

(13)	Peak Idea International Limited, a company incorporated in British Virgin Islands, is affiliated with Xiaoping Xu. The registered address of Peak Idea International Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

(14)	Forthright Trading Limited is a company incorporated in the British Virgin Islands controlled by Zihua Du. The registered address of Forthright Trading Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

As of the date of this prospectus, none of our outstanding common shares and preferred shares are held of record by any persons in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer, or is in the business of underwriting securities.

None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with New Oriental China and Its Subsidiaries and Shareholders

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education outside of China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. Accordingly, our whole owned subsidiaries in China, which are considered foreign-invested, are currently ineligible to apply for the required education licenses and permits in China. In addition, PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine in China. We conduct our education business in China through contractual arrangements with New Oriental China and its subsidiaries and shareholders. New Oriental China is our consolidated affiliated entity directly owned by our founders and their respective affiliates, as applicable. New Oriental China’s subsidiaries hold the requisite licenses and permits necessary to conduct our education business and operate our schools, learning centers and physical bookstores as well as online education business in China. We have been and are expected to continue to be dependent on New Oriental China and its subsidiaries to operate our education business until we qualify for direct ownership of an education business in China. We have entered into contractual arrangements with New Oriental China and its subsidiaries, pursuant to which we, through our wholly owned subsidiaries in China, provide exclusive teaching support, new enrollment system support and other services to New Oriental China and its subsidiaries in exchange for payments from them. In addition, we have entered into agreements with New Oriental China and each of the shareholders of New Oriental China which provide us with the substantial ability to control New Oriental China and its existing and future subsidiaries. These agreements are summarized in the following paragraphs.

Equity Pledge Agreement. Pursuant to the equity pledge agreements dated as of May 25, 2006 among New Oriental China, the shareholders of New Oriental China, Beijing Hewstone and Beijing Decision, each shareholder agreed to pledge his or its equity interests of New Oriental China to Beijing Hewstone and Beijing Decision to secure the performance of New Oriental China’s or its subsidiaries’ obligations under the relevant principal agreements including certain teaching support agreements, new enrollment system development service agreements, website development and use agreements, and trademark license agreements, and each of them has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on his or its equity interest in New Oriental China without the prior written consent of Beijing Decision.

Exclusive Option Agreement. Pursuant to the exclusive option agreements entered into on various dates, as amended on May 25, 2006, among our company, New Oriental China and the shareholders of New Oriental China, the shareholders of New Oriental China are obligated to sell to us, and we have an exclusive, irrevocable and unconditional right to purchase, or cause our designated party to purchase, from such shareholders, in our sole discretion, part or of all of these shareholders’ equity interests in New Oriental China when and to the extent that applicable PRC law permits us to own part or all of such equity interests in New Oriental China. The purchase price to be paid by us will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.

Trademark Transfer Agreement. Pursuant to the trademark transfer agreement dated as of December 12, 2004 between New Oriental China and us, New Oriental China agreed to transfer its trademarks and “ ” to us for a consideration of US$50,000 to be paid in five equal annual installments. Following such trademark transfer, we have an exclusive right to own, use, transfer, license, benefit from or otherwise dispose of the foregoing trademark.

Trademark License Agreements. Pursuant to (1) the trademark license agreement dated May 13, 2006 between us as the licensor and New Oriental China as the licensee, and (2) the trademark license agreement dated May 13, 2006 between us as the licensor and Beijing Hewstone as the licensee, we have licensed our trademarks to New Oriental China and Beijing Hewstone for their use in China. We have also allowed Hewstone to enter into a sub-license agreement with each subsidiary of New Oriental China and each New Oriental school pursuant to which each of these subsidiaries and schools may use our trademarks in China by paying certain licensing fees. Beijing Hewstone is authorized to collect the licensing fees from each sub-licensee and handle other related matters. The term of each of these license and sublicense agreements is ten years from its signing date.

Website Development and Use Agreements. Pursuant to the website development and use agreements dated as of April 25, 2005 and their respective supplements entered into on January 1, 2006 between Beijing Decision and certain New Oriental schools and subsidiaries of New Oriental China, Beijing Decision agreed to provide website development and regular system maintenance services to each of these New Oriental schools and each of these subsidiaries for an annual fee calculated based upon the annual revenues of the school and the subsidiary, respectively, subject to quarterly adjustments. Beijing Decision agreed to design and create a web platform based upon the request of the school and the subsidiary, as the case may be, each of which has the exclusive right to use, benefit from or otherwise dispose of the web platform. Each of these agreements and corresponding supplements has a term of five years from the signing date of the supplement.

Teaching Support Agreements. Pursuant to the teaching support agreements dated as of April 25, 2005 and their respective supplements entered into on January 1, 2006 between Beijing Decision and certain New Oriental schools, Beijing Decision agreed to provide exclusive teaching support services to each of these New Oriental schools for an annual fee based on the school’s revenues, subject to quarterly adjustments. The teaching support services include developing a curriculum for the school. Each of these agreements and their corresponding supplements has a term of five years from the signing date of the supplement.

New Enrollment System Development Service Agreements. Pursuant to the new enrollment system development service agreements dated as of April 25, 2005 and their respective supplements entered into on January 1, 2006 between Beijing Decision and certain New Oriental schools, Beijing Decision agreed to provide new enrollment system development and regular maintenance services to each of these New Oriental schools for a fee calculated based upon the number of new enrollments each month, subject to quarterly adjustments. The new enrollment system in these agreements refers to the new enrollment system designed and created by Beijing Decision. Each of these agreements and corresponding supplements has a term of five years from the signing of the supplement.

Sale of Educational Software. Since 2005, Beijing Hewstone has been selling various self-developed educational software to various New Oriental Schools, which are in turn included as part of the course materials for students enrolling in relevant courses. The sales are conducted at mutually agreed-upon prices without any written agreement between the parties.

Domain Name Transfer Agreement. Pursuant to the domain name transfer agreement dated as of December 12, 2004 between us and certain New Oriental schools and subsidiaries, these schools and subsidiaries agreed to transfer their domain names (e.g. www.neworiental.org) to us for a nominal consideration. Following such transfer, we have an exclusive right to own, use, transfer, license, benefit from or otherwise dispose of the foregoing domain name.

Building Lease. Pursuant to the building lease dated as of July 1, 2005 between the Beijing Judgment and Tianjin New Oriental School, Beijing Judgment agreed to lease its building located in Nankai District, Tianjin to Tianjin New Oriental School for the school’s use in carrying out its language training and teaching business. The total annual rent paid by Tianjin New Oriental School to Beijing Judgment is approximately RMB1.8 million (US$0.2 million). The term of this lease is five years from the date thereof.

Private Placement

In December 2004, we issued an aggregate of 11,111,111 preferred shares to the entities affiliated with Tiger Global in a private placement at a price per share equal to US$2.025 per share for an aggregate purchase price of approximately US$22.5 million. The price per share was determined through our arm’s-length transaction with Tiger Global. Holders of our preferred shares are entitled to vote on an “as converted” basis together with the holders of common shares. Each preferred share will automatically convert into one common share upon completion of this offering.

In connection with our issuance and sale of preferred shares in December 2004, we entered into an investors’ rights agreement, right of first refusal and co-sale agreement and voting agreement with Tiger Global and the holders of our common shares. The investors’ rights agreement was amended and restated in May 2005.

Investors’ Rights Agreement. We have granted Tiger Global and certain holders of our common shares customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. Holders of our common shares with registration rights include Tigerstep, a company owned by a relative of our chairman and chief executive officer, and Podium International Group, Peak Idea International Limited, Easebright International Limited and Fame Gain Investments Limited, each of which is affiliated with one of our former directors. A total of 99,704,285 common shares of our company are covered by registration rights, assuming all of the outstanding preferred shares are converted into the same number of common shares. For a detailed description of these rights, see “Description of Share Capital—Registration Rights.” In addition, the investors’ rights agreement grants Tiger Global preemptive rights with respect to any issuance of equity securities issued by us, which provision will terminate upon the completion of this offering.

Right of First Refusal and Co-Sale Agreement. We and certain of our shareholders each have certain rights of first refusal and tag-along rights with respect to any proposed share transfers by any of our shareholders. This right of first refusal and co-sale agreement will terminate upon the completion of this offering.

Voting Agreement. The voting agreement provides that our board of directors will consist of no more than nine directors, including one individual nominated by Tiger Global so long as it continues to hold at least 50% of the preferred shares. This voting agreement will terminate upon the completion of this offering.

Transactions with Certain Related Parties

We engaged Beijing Beizhi Cultural Education Co., Ltd., or Beijing Beizhi, a corporation controlled by our director Mr. Qiang Wang, for certain consulting services relating to educational management whereby we paid Beijing Beizhi consulting fees in the amount of RMB2.4 million for the fiscal year ended May 31, 2004.

In December 2004, we entered into a share transfer agreement with our director Mr. Yongqiang Qian to transfer our 56.2% equity interest in Liandong Weiye, a former subsidiary of New Oriental China engaging primarily in the wireless application protocol business, to Mr. Qian for RMB 5.1 million (US$0.6 million) in cash. This transfer was effected in order for us to focus our core business of educational services. The disposal was completed in March 2005, when control of Liandong Weiye was passed to Mr. Qian.

Beijing Century Friendship Education Investment Co., Ltd., or Beijing Century, a corporation controlled by our Chairman and Chief Executive Officer Mr. Michael Minhong Yu, made loans to us in the past in an aggregate amount of RMB10.0 million (US$1.2 million) in 2004 and RMB785,000 (US$97,894) in 2005. The loans were used to fund the establishment of a new school and our operational cash needs. The loans were unsecured, non-interest bearing and payable on demand. We repaid all the loans in full by May 31, 2006.

Share Incentives

See “Management—Share Incentives.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 150,000,000 common shares, with a par value of US$0.01 each and 11,111,111 preferred shares, with a par value of US$0.01 each. As of the date hereof, there are 100,000,000 common shares issued and outstanding and 11,111,111 preferred shares issued and outstanding. All of our issued and outstanding preferred shares will automatically convert into 11,111,111 common shares immediately prior to the closing of this offering.

We will adopt an amended and restated memorandum and articles of association, which will replace the current memorandum and articles of association in its entirety upon the closing of this offering. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares that we expect will become effective upon the closing of this offering.

Common Shares

General. All of our outstanding common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, which hold in aggregate at least one third of our voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 10% of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for important matters such as a change of name. Holders of the common shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of a larger amount than our existing share capital, and cancelling any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any common share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of common shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as              may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Limitations on the Right to Own Shares. There are no limitations on the right to own our shares.

Disclosure of Shareholder Ownership. There are no provisions in our proposed amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of securities issuances by us and share transfers among our existing shareholders during the past three years.

Common Shares. In December 2004, in connection with our corporate restructuring and the incorporation of our offshore holding company, we issued a total of 100,000,000 common shares to the beneficial owners of New Oriental China based on their pro rata interests in New Oriental China immediately prior to the restructuring.

Preferred Shares and Common Shares to Tiger Technology. In December 2004, we issued in a private placement an aggregate of 11,111,111 preferred shares at a price of US$2.025 per share to investment funds affiliated with Tiger Technology. Each preferred share will automatically convert into one common share immediately prior to the closing of this offering. Concurrently with the private placement of preferred shares, an existing shareholder of our company sold 5,184,164 common shares at a price of US$1.8116 per share to investment funds affiliated with Tiger Technology. In May 2005, certain shareholders sold an aggregate of 4,743,064 common shares at a price of US$1.936 per share to investment funds affiliated with Tiger Technology.

Option Grants. We have granted options to certain of our directors, officers, employees and consultants. As of May 31, 2006, options to purchase an aggregate of 7,099,500 common shares of our company were outstanding. See “Management—Share Incentives.”

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

We intend to adopt an amended and restated memorandum and articles of association upon the closing of this offering. Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our amended and restated memorandum and articles of association may also provide for indemnification of such person in the case of a suit initiated by our company or in the right of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Pursuant to our current investor rights agreement entered into in May 2005, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and common shares converted from our preferred shares and common shares held by certain shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time commencing six months after this offering, holders of at least 50% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities with anticipated aggregate proceeds in excess of $15 million. We, however, are not obligated to effect a demand registration if (1) we have already effected one demand registration, (2) during the period beginning on the 60th day prior to our good faith estimate of the filing date of, and ending on the 180th day after the effective date of, a public offering of our securities initiated by us, or (3) if the securities to be registered can be registered on Form F-3. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by either our chief executive officer or chairman of the board of directors stating that in the good faith judgment of the board of directors that filing of a registration statement will be detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12 month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than, among other things, pursuant to an F-3 registration statement or other than relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. We must use our best efforts to cause the underwriters in any underwritten offering to permit these shareholders who so requested to include their shares on the same terms and conditions as our securities to be registered.

Form F-3 Registration Rights. When we are eligible for use of Form F-3, holders of at least 50% of registrable preferred securities or the holders of more than 35% of registrable common securities then outstanding have the right to request that we file a registration statement under Form F-3. We may defer filing of a registration statement on Form F-3 for up to 90 days if we provide the requesting holders a certificate signed by either our chief executive officer or chairman of the board of directors stating that in the good faith judgment of the board of directors that filing such a registration statement will be detrimental to us and our shareholders. We are not obligated to file a registration statement on Form F-3 if we have already effected two registrations on Form F-3 for the holders or the holders propose to sell registrable securities and such other securities (if any) at an aggregate public price of less than $1 million, net of any underwriters’ discounts or commissions.

Expenses of Registration. We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or F-3 registration, including all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursement of counsel for us and the reasonable fees and disbursements of one counsel for the selling holders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

Deutsche Bank Trust Company Americas, as depositary, will issue the ADSs representing our common shares. Each ADS will represent an ownership interest in four common shares which we will deposit with the custodian under the deposit agreement among ourselves, the depositary and yourself as an ADS holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to you. Your ADSs will be evidenced by what are known as American depositary receipts, or ADRs, in the same way a share is evidenced by a share certificate.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, United States of America. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-732-0330. Copies of the deposit agreement and the form of ADR are also available for inspection at the corporate trust office of Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, New York 10005, United States of America, and at the principal office of Deutsche Bank AG, Hong Kong Branch, as the custodian, currently located at 52/F Cheung Kong Center, 2 Queens Road, Central, Hong Kong S.A.R., People’s Republic of China. Deutsche Bank Trust Company Americas’ principal executive office is located at 60 Wall Street, New York, New York 10005, United States of America. The depositary will keep books at its corporate trust office for the registration of ADRs and transfers of ADRs which, at all reasonable times, shall be open for inspection by ADS holders, provided that inspection shall not be for the purpose of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

Holding the ADSs

How will I hold my ADSs?

ADSs shall be held electronically in book-entry form through The Depository Trust Company in your name or indirectly through your broker or other financial institution. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are. This description assumes that you hold your ADSs directly solely for the purposes of summarizing the deposit agreement.

We will not treat an ADR holder as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights, representations and warranties as well as the rights and obligations of the depositary.

If you become a holder of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as a holder of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by Cayman Islands law, which may be different from the laws in the US.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees, charges and expenses and any taxes withheld, duties or other governmental charges. You will receive these distributions in proportion to the number of shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our common shares) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares or any proceeds from the sale of any shares, rights, securities or other entitlements into U.S. dollars, if it can do so in its judgment on a practicable basis and can transfer the U.S. dollars to the United States. If that is not practicable or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is practicable to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution to the extent permissible by law. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•	Elective Distributions in Cash or Shares. If we offer holders of our common shares the option to receive dividends in either cash or common shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the common shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing common shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in common shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of common shares.

•	Rights to Receive Additional Shares. If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary, after consultation with us and having received timely notice of such distribution by us, has discretion to determine how these rights become available to you as a holder of ADSs. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make the rights available to you, or it could decide that it is only legal or reasonably practical to make the rights available to some but not all holders of the ADSs. The depositary may decide to sell the rights and distribute the proceeds in the same way as it does with cash. If the depositary decides that it is not legal or reasonably practical to make the rights available to you or to sell the rights, the rights that are not distributed or sold could lapse. In that case, you will receive no value for them. The depositary is not responsible for a failure in determining whether or not it is legal or reasonably practical to distribute the rights. The depositary is liable for damages, however, if it acts with gross negligence or bad faith, in accordance with the provisions of the deposit agreement.

If the depositary makes rights available to you, it will exercise the rights and purchase the common shares on your behalf. The depositary will then deposit the common shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges the rights require you to pay.

U.S. securities laws or laws of the Cayman Islands may restrict the sale, deposit, cancellation, and transfer of the ADSs issued after an exercise of rights. For example, you may not be able to trade the new ADSs freely in the United States. In this case, the depositary may issue the new ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

•	Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it deems practical in proportion to the number of ADSs held by you, upon receipt of applicable fees and charges of, and expenses incurred by, the depositary and net of any taxes and other governmental charges withheld. If it cannot make the distribution in that way, or has not received a timely request for distribution from us, the depositary has a choice. It may decide to sell by public or private sale, net of fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges, what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to dispose of such property in any way it deems reasonably practicable for nominal or no consideration. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal, impractical or infeasible for us or the depositary to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares with the custodian. Shares deposited in the future with the custodian must be accompanied by documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares, including those being deposited by or on behalf of us in connection with this offering to which this prospectus relates, for the account of the depositary. You thus have no direct ownership interest in the shares and only have the rights that are set out in the deposit agreement. The custodian also will hold any additional securities, property and cash received on, or in substitution for, the deposited shares. The deposited shares and any such additional items are all referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of, and expenses incurred by, the depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled.

Except for shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the deposit agreement.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs through instruction provided to your broker. Upon payment of its fees and charges of, and expenses incurred by, it and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its principal New York office or any other location that it may designate as its transfer office, if feasible.

You have the right to cancel your ADSs and withdraw the underlying common shares at any time subject only to:

•	temporary delays caused by closing our or the depositary’s transfer books or the deposit of our common shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited securities.

U.S. securities laws provide that this right of withdrawal may not be limited by any other provision of the deposit agreement.

Redemption

Whenever we decide to redeem any of the shares on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into US dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be redeemed will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Transmission of Notices to Shareholders

We will promptly transmit to the depositary those communications that we make generally available to our shareholders together with annual and other reports prepared in accordance with applicable requirements of U.S. securities laws in English. If those communications were not originally in English, we will translate them. Upon our request, and at our expense, subject to the distribution of any such communications being lawful and not in contravention of any regulatory restrictions or requirements if so distributed and made available to holders, the depositary will arrange for the timely mailing of copies of such communications to all ADS holders and will make a copy of such communications available for inspection at the depositary’s Corporate Trust Office, the office of the custodian or any other designated transfer office of the depositary.

Voting Rights

How do you vote?

You may instruct the depositary to vote the shares underlying your ADSs. You could exercise your right to vote directly if you withdraw the common shares. However, you may not know about the meeting sufficiently in advance to withdraw the common shares. The voting rights of holders of common shares are described in “Description of Share Capital.”

Upon receipt of timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you, if you hold the ADSs on a date specified by the depositary, may instruct the depositary to vote the common shares or other deposited securities underlying your ADSs as you direct. For your instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. The depositary will try, as far as practical, subject to any applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the common shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct and will not vote any shares where no instructions have been received. Furthermore, under the deposit agreement, if we do not timely procure the demand for a vote by poll with respect to any given resolution, and no other relevant party has made such a demand, the depositary shall refrain from voting and any voting instructions received from any ADS holders shall lapse.

If the depositary does not timely receive voting instructions from you, the depositary has agreed to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give such person a discretionary proxy in such circumstances to vote on all questions to be voted upon unless we inform the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we are aware that substantial shareholder opposition exists against the outcome for which our designee would vote; or

•	the outcome for which our designee would vote would materially and adversely affect shareholder rights.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and if your common shares are not voted as you requested, you may have no recourse.

Fees and Expenses

Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary will also charge a fee of up to $2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of up to $0.02 per ADS for the operation and maintenance costs in administering the facility. You or persons depositing shares also may be charged the following expenses:

•	taxes and other governmental charges incurred by the depositary or the custodian on any ADR or shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

•	fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs and

•	any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. We and the depositary may amend the fees described above from time to time.

Deutsche Bank Trust Company Americas, as depositary bank, has agreed with us to reimburse us for a portion of certain expenses incurred in connection with our initial public offering and the establishment and maintenance of the ADR program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs.

Neither the depositary bank nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the depositary bank by the brokers receiving the newly issued ADSs from the depositary bank and by the brokers delivering the ADSs to the depositary bank for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

In the case of cash distributions, service fees are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights, etc), the depositary bank charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects the fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the service fees paid to the depositary banks.

In the event of refusal to pay the service fee, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the service fee from any distribution to be made to the ADS holder.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADRs. The custodian may refuse to deposit shares and the depositary may refuse to issue ADSs, deliver ADRs, register the transfer, split-up or combination of ADRs, or allow you to withdraw the deposited securities underlying your ADSs until such payment is made including any applicable interest and penalty thereon. We, the custodian or the depositary may withhold or deduct the amount of taxes owed from any distributions to you or may sell deposited securities, by public or private sale, to pay any taxes and any applicable interest and penalties owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we take actions that affect the deposited securities, including any change in par value, split-up, cancellation, consolidation or other reclassification of deposited securities to the extent permitted by any applicable law, any distribution on the shares that is not distributed to you, and any recapitalization, reorganization, merger, consolidation, liquidation or sale of our assets affecting us or to which we are a party, then the cash, shares or other securities received by the depositary will become deposited securities and ADRs will, be subject to the deposit agreement and any applicable law, evidence the right to receive such additional deposited securities, and the depositary may choose to:

•	distribute additional ADRs;

•	call for surrender of outstanding ADRs to be exchanged for new ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received at public or private sale on an averaged or other practicable basis without regard to any distinctions among holders and distribute the net proceeds as cash; or

•	treat the cash, securities or other property it receives as part of the deposited securities, and each ADS will then represent a proportionate interest in that property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason deemed necessary or desirable. You will be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges, except for taxes, governmental charges, delivery expenses or expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or which otherwise materially prejudices any substantial existing right of holders or beneficial owners of ADSs. If an ADS holder continues to hold ADSs after being so notified of these changes, that ADS holder is deemed to agree to that amendment and be bound by the ADRs and the agreement as amended. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

How may the deposit agreement be terminated?

At any time, we may instruct the depositary to terminate the deposit agreement, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the agreement if it has told us that it would like to resign or we have removed the depositary and we have not appointed a new depositary bank within 90 days; in such instances, the depositary will give notice to you at least 30 days prior to termination. After termination, the depositary’s only responsibility will be to deliver deposited securities to ADS holders who surrender their ADSs upon payment of any fees, charges, taxes or other governmental charges, and to hold or sell distributions received on deposited securities. After the expiration of one year from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of such sales, uninvested and without liability for interest, for the pro rata benefit of ADS holders who have not yet surrendered their ADSs. After selling the deposited securities, the depositary has no obligations except to account for those net proceeds and other cash. Upon termination of the deposit agreement, we will be discharged from all obligations except for our obligations to the depositary.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our and the depositary’s obligations and liability.

We and the depositary, including its agents:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or bad faith;

•	are not liable if either of us is prevented or delayed in performing any obligation by law or circumstances beyond our control under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provision of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•	are not liable if either of us exercises or fails to exercise the discretion permitted under the deposit agreement, the provisions of or governing the deposited securities or our memorandum and articles of association;

•	disclaim any liability for any action/inaction on the advice or information of legal counsel, accountants, any person presenting shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs;

•	have no obligation to become involved in a lawsuit or other proceeding related to any deposited securities or the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party; and

•	disclaim any liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or for any tax consequences that may result from ownership of ADSs, shares or deposited securities and for any indirect, special, punitive or consequential damage.

We have agreed to indemnify the depositary under certain circumstances. The depositary may own and deal in any class of our securities and in ADSs.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary also may suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs or the withdrawal of deposited securities, unless the deposit agreement provides otherwise, if the register for ADRs is closed or if we or the depositary decide any such action is necessary or advisable.

Deutsche Bank Trust Company Americas will keep books for the registration and transfer of ADRs at its offices. You may reasonably inspect such books, except if you have a purpose other than our business or a matter related to the deposit agreement or the ADRs.

Pre-Release of ADSs

Subject to the provisions of the deposit agreement, the depositary may issue ADSs before deposit of the underlying common shares. This is called a pre-release of the ADS. The depositary may also deliver common shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying common shares are delivered to the depositary. The depositary may receive ADSs instead of common shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the common shares to be deposited, assigns all beneficial right, title and interest in such shares to the depositary for the benefit of the holders of ADSs, will not take any action with respect to such shares that is inconsistent with the transfer of beneficial ownership (including without the consent of the depositary, disposing of such shares other than in satisfaction of such pre-release) and unconditionally guarantees to deliver such shares or ADSs to the depositary or the custodian as the case may be;

•	indicates the depositary as owner of such shares in its records;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate;

•	the depositary must be able to close out the pre-release on not more than five business days’ notice; and

•	each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time as it deems appropriate, including (i) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (ii) where otherwise required by market conditions.

The Depositary

Who is the depositary?

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated on March 5, 1903 in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, NY 10005, United States of America and the registered number is BR1026. The principal executive office of the depositary is located at 60 Wall Street, New York NY 10005, United States of America. The depositary operates under the laws and jurisdiction of the State of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 7,500,000 ADSs representing approximately 21.3% of our common shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our common shares or the ADSs, and while application has been made for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our common shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any ADSs or shares of common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

Our officers and directors and certain of our existing shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of common shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the common shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

In addition, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any common shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct. The foregoing restrictions do not apply to the deposit of common shares and the issuance of ADSs in connection with our share incentive plan. As a result, ADS holders who cancel their ADSs and withdraw the underlying common shares will not be able to re-deposit such shares for issuance of ADSs until the expiration of the 180-day period described above. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying common shares.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our common shares for at least one year is entitled to sell within any three-month period a number of common shares that does not exceed the greater of the following:

•	1% of the then outstanding common shares, in the form of ADSs or otherwise, which will equal 1,411,111 common shares immediately after this offering; or

•	the average weekly trading volume of our common shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the common shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those common shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our common shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such common shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our common shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following discussion of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion, to the extent that it states legal conclusions and subject to the qualifications herein, represents the opinion of Latham & Watkins LLP, our United States counsel, on the material United States federal income tax consequences of the ownership of our ADSs or common shares as of the date hereof. This discussion applies only to investors that hold the ADSs or common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons holding ADSs or common shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as consideration.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR COMMON SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or common shares and you are, for U.S. federal income tax purposes,

•	a citizen or individual resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying common shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Distributions on the ADSs or Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or common shares generally will be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of common shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or common shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the New York Stock Exchange will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or common shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or common share equal to the difference between the amount realized (in U.S. dollars) for the ADS or common share and your tax basis (in U.S. dollars) in the ADS or common share. The gain or loss generally will be capital gain or loss. If you are non-corporate U.S. Holder, including an individual, who has held the ADS or common share for more than one year, you will be eligible for reduced capital gains rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending May 31, 2007. Our expectation for our current taxable year is based in part on our estimates of the value of our assets, as determined by estimates of the price of our common shares prior to our listing on the New York Stock Exchange, and the expected price of the ADSs and our common shares following the offering. Our actual PFIC status for our current taxable year will not be determinable until the close of such taxable year. Because PFIC status is a factual determination, our United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph. A Non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “assets test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and common shares, our passive foreign investment company status will depend in large part on the market price of our ADSs and common shares. Accordingly, our PFIC status may be determined in large part based on the market price of our ADSs and shares which is likely to fluctuate after the offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or common shares.

If we are a PFIC for any taxable year during which you hold ADSs or common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or common shares cannot be treated as capital, even if you hold the ADSs or common shares as capital assets.

We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or common shares as of the close of your taxable year over your adjusted basis in such ADSs or common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or common shares, as well as to any loss realized on the actual sale or disposition of the ADSs or common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or common shares. Your basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will be listed on the New York Stock Exchange, which is a qualified exchange for these purposes. Consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs the mark-to-market election would be available to you were we to become a PFIC.

If you hold ADSs or common shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or common shares and any gain realized on the disposition of the ADSs or common shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or common shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or common shares and proceeds from the sale, exchange or redemption of ADSs or common shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) L.L.C. are acting as representatives, the following respective numbers of ADSs:

Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC
Goldman Sachs (Asia) L.L.C.
Piper Jaffray & Co.

Total	7,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,125,000 additional ADSs from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$             per ADS. The underwriters and selling group members may allow a discount of US$              per ADS on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per ADS		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment

Underwriting discounts and commissions paid by us	US$	US$	US$	US$

Expenses payable by us	US$	Us$	US$	US$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the Securities and Exchange Commission. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

We have agreed that we will not offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares, or enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of any ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares within the meaning of Section 16 of the Exchange Act or publicly disclose the intention to take any of the actions mentioned above, without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) L.L.C. for a period of 180 days after the date of this prospectus, except

(1) issuance of common shares upon the conversion of convertible securities outstanding on the date of this prospectus and (2) issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) L.L.C. waive, in writing, such an extension.

Our executive officers, our directors and certain of our existing shareholders have agreed that they will not offer, sell, contract to sell, contract to purchase or grant any option, right or warrant to purchase, pledge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or enter into any swap, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares within the meaning of Section 16 of the Exchange Act, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to take any of the actions mentioned above, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) L.L.C. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) L.L.C. waive, in writing, such an extension.

In addition, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any common shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct. The foregoing restrictions do not apply to the deposit of common shares and the issuance of ADSs in connection with our share incentive plan. As a result, ADS holders who cancel their ADSs and withdraw the underlying common shares will not be able to re-deposit such shares for issuance of ADSs until the expiration of the 180-day period described above. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying common shares.

The underwriters have reserved for sale at the initial public offering price up to 320,533 ADSs for employees, directors and other persons associated with us who have expressed an interest in purchasing ADSs in the offering. The number of ADSs available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the ADSs on the New York Stock Exchange under the symbol “EDU.”

In connection with the listing of the ADSs on the New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of the shares. As a result the price of our shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

We expect that delivery of the ADSs will be made against payment therefor on or about             , which will be the              business day following the date of pricing of the ADSs (this settlement cycle being referred to as “T+    ”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the ADSs on the date of pricing or the next              succeeding business days will be required, by virtue of the fact that the ADSs initially will settle in T+     to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or common shares, whether by way of sale or subscription, in the Cayman Islands. We will not offer to sell any common shares or ADSs to any member of the public in the Cayman Islands.

United Kingdom

The ADSs may not be offered to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which have been authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus within the meaning of the Prospectus Rules of the Financial Services Authority. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA would not apply to us if we were not an authorized person. In addition, all applicable provisions of the FSMA with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom, have been or will be complied with.

Hong Kong

The ADSs may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 235 of 1948 as amended), or the Securities Exchange Law, and disclosure under the Securities Exchange Law has not been and will not be made with respect to the ADSs. Accordingly, the ADSs may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Cap. 289) of Singapore, or the Securities and Futures Act. Accordingly the ADSs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such ADSs be circulated or distributed, whether directly or indirectly, to the public or any members of the public in Singapore other than: (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) pursuant to, and in accordance with the conditions of any other applicable provision of the Securities and Futures Act.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no ADSs has been offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of ADSs may be made effective as of the Relevant Implementation Date to the public in that Relevant Member State at any time: (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (3) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Some of the underwriters and their affiliates have provided, and may in the future provide, investment banking and other services to us, our officers or our directors.

Credit Suisse Securities (USA) LLC is acting as the sole global coordinator and Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) L.L.C. are acting as the joint bookrunners for this offering. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010-3629 and the address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the ADSs in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of Purchasers

By purchasing the ADSs in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the ADSs to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the ADSs, for rescission against us in the event that this prospectus ADSs contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ADSs. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the ADSs. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the National Association of Securities Dealers, Inc. filing fee and the New York Stock Exchange listing fee, all amounts are estimates.

SEC Registration Fee	US$	11,998

NYSE Listing Fee		150,000

National Association of Securities Dealers, Inc. Filing Fee		11,715

Printing Expenses		200,000

Legal Fees and Expenses		1,200,000

Accounting Fees and Expenses		1,100,000

Miscellaneous		300,000

Total	US$	2,973,713

LEGAL MATTERS

The validity of the ADSs and certain other legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the common shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm and for the underwriters by Haiwen & Partners. Latham & Watkins LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands’ law and Tian Yuan Law Firm with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements, included in this prospectus and related financial statement schedule included elsewhere in the registration statement for New Oriental Education & Technology Group Inc. have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as set forth in their report appearing herein, which report expressed an unqualified opinion with an explanatory paragraph which comprehended the translation of Renminbi amounts to United States dollar amounts, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 8/F Office Tower W2, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying common shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004, 2005 AND 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

New Oriental Education & Technology Group Inc.

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc. and its subsidiaries (collectively the “Group”) as of May 31, 2004, 2005 and 2006 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended May 31, 2004, 2005 and 2006, and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of New Oriental Education & Technology Group Inc. and its subsidiaries as of May 31, 2004, 2005 and 2006 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

July 10, 2006

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	As of May 31,				As of May 31,
	2004	2005	2006	2006	2006	2006
	RMB	RMB	RMB	US$	RMB	US$
					Pro forma
					(Note 2)
ASSETS
Current assets
Cash and cash equivalents	208,459	332,261	261,854	$32,655	261,854	$32,655
Restricted cash	11,837	3,721	3,000	374	3,000	374
Term deposits	23,500	—	—	—	—	—
Accounts receivable, net of allowance of nil for 2004, 2005 and 2006	1,484	2,398	3,035	378	3,035	378
Inventory	25,977	25,905	36,418	4,542	36,418	4,542
Prepaid expenses and other current assets	15,402	27,851	35,655	4,446	35,655	4,446
Current assets of discontinued operations	25,627	17,400	—	—	—	—

Total current assets	312,286	409,536	339,962	42,395	339,962	42,395

Property, plant and equipment, net	182,166	658,153	706,565	88,114	706,565	88,114
Land use right, net	26,564	26,010	25,456	3,175	25,456	3,175
Deposit for acquiring property and equipment	136,479	6,932	1,175	147	1,175	147
Amounts due from related parties	404	7,732	8,527	1,063	8,527	1,063
Deferred tax assets	984	2,912	5,163	644	5,163	644
Long term prepaid rent	1,554	1,316	1,077	134	1,077	134
Trade mark	—	—	1,637	204	1,637	204
Long-term assets of discontinued operations	2,485	721	—	—	—	—

Total assets	662,922	1,113,312	1,089,562	135,876	1,089,562	135,876

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	80,000	75,000	35,000	4,365	35,000	4,365
Notes payable-trade	10,837	721	—	—	—	—
Accounts payable-trade	22,051	24,836	36,183	4,512	36,183	4,512
Accrued expenses and other current liabilities	53,842	113,281	91,596	11,423	91,596	11,423
Dividend payable	—	—	772	96	772	96
Income tax payable	1,183	3,285	9,151	1,141	9,151	1,141
Current portion of long-term debt	—	36,436	47,603	5,936	47,603	5,936
Amount due to related parties	10,200	988	389	49	389	49
Deferred revenue	169,914	190,617	244,524	30,494	244,524	30,494
Current liabilities of discontinued operations	28,671	2,190	—	—	—	—

Total current liabilities	376,698	447,354	465,218	58,016	465,218	58,016

Long-term debt, less current portion	54,500	179,685	102,638	12,800	102,638	12,800

Total long-term liabilities	54,500	179,685	102,638	12,800	102,638	12,800

Minority interest—continuing operations	7,950	2,147	200	25	200	25
Minority interest—discontinued operation	(106)	—	—	—	—	—

Total liabilities	439,042	629,186	568,056	70,841	568,056	70,841
Commitments (note 16)
Shareholders’ equity
Series A convertible preferred shares (US$0.01 par value; 11,111,111 shares authorized in 2005 and 2006; 11,111,111 and nil shares issued and outstanding in 2005 and 2006) (nil shares issued and outstanding on a pro forma basis (unaudited)) (liquidation value US$22,500)	—	920	920	114
Common shares (US$0.01 par value; 150,000,000 shares authorized in 2004, 2005 and 2006; 100,000,000 shares issued and outstanding in 2004, 2005 and 2006) (111,111,111 shares issued and outstanding on a pro forma basis (unaudited))	—	8,277	8,277	1,032	9,197	1,146
Additional paid-in capital	81,390	255,945	309,519	38,599	309,519	38,599
Retained earnings	142,490	218,984	202,871	25,300	202,871	25,300
Accumulated other comprehensive loss	—	—	(81)	(10)	(81)	(10)

Total shareholders’ equity	223,880	484,126	521,506	65,035	521,506	65,035

Total liabilities and shareholders’ equity	662,922	1,113,312	1,089,562	135,876	1,089,562	135,876

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Consolidated Statements of Operations

(In thousands, except share)

	Year ended May 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
NET REVENUES
Educational programs and services	430,398	606,812	721,497	$89,976
Books and others	11,411	36,458	48,762	6,081

Total net revenues	441,809	643,270	770,259	96,057

Operating costs and expenses
Cost of revenues	(191,007)	(273,690)	(320,895)	(40,018)
Selling and marketing	(41,613)	(50,716)	(82,121)	(10,241)
General and administrative	(163,470)	(207,767)	(303,084)	(37,797)

Total operating costs and expenses	(396,090)	(532,173)	(706,100)	(88,056)

OPERATING INCOME	45,719	111,097	64,159	8,001

OTHER INCOME (EXPENSE)
Interest income	4,127	3,652	2,332	291
Interest expense	(3,088)	(6,338)	(9,837)	(1,228)
Miscellaneous income (expense)	2,541	782	136	17
Foreign exchange loss	—	—	(3,065)	(382)

Income from continuing operations before income taxes and minority interest	49,299	109,193	53,725	6,699
Income tax expense:
Current	(3,622)	(7,772)	(16,173)	(2,016)
Deferred	985	1,928	2,250	280

Income tax expense	(2,637)	(5,844)	(13,923)	(1,736)

Minority interest, net of tax	(220)	(97)	(12)	(1)

Income from continuing operations	46,442	103,252	39,790	4,962

Discontinued operations (Note 3):
Income from discontinued operations, net of tax of RMB447, RMB5,361 and RMB1,693	7,346	41,155	9,595	1,197
Minority interest of discontinued operations, net of tax	(1,399)	(2,433)	—	—

Income on discontinued operations	5,947	38,722	9,595	1,197

NET INCOME	52,389	141,974	49,385	6,159
Dividend in kind	—	—	(25,526)	(3,183)

Income attributable to holders of common shares	52,389	141,974	23,859	$2,976

Net income per share—basic	0.52	1.42	0.24	$0.03

Net income per share—diluted	0.52	1.35	0.21	$0.03

Shares used in calculating basic net income per share	100,000,000	100,000,000	100,000,000	100,000,000

Shares used in calculating diluted net income per share	100,000,000	104,840,183	111,111,111	111,111,111

Dividends declared per common share	0.27	0.65	0.59	$0.07

Pro forma net income per share on an as converted basis, basic (unaudited) (Note 2)			0.21	$0.03

Pro forma net income per share on an as converted basis, diluted (unaudited) (Note 2)			0.21	$0.03

Shares used in calculating pro forma per share amounts on an as converted basis, basic (unaudited) (Note 2)			111,111,111	111,111,111

Shares used in calculating pro forma per share amounts on an as converted basis, diluted (unaudited) (Note 2)			111,111,111	111,111,111

Share-based compensation expense included in:
Cost of revenues	367	—	392	$49
Selling and marketing	282	—	1,410	$176
General and administrative	16,168	—	62,655	$7,816

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Consolidated Statements of Shareholders’ Equity

and Comprehensive Income

(In thousands, except share data)

	Series A convertible preferred shares			Common shares					Additional paid-in capital		Retained earnings			Accumulated other comprehensive loss	Total shareholders’ equity		Comprehensive income
	Shares	RMB		Unrestricted Shares	RMB		Restricted Shares	RMB	RMB		RMB			RMB	RMB		RMB
Balance at June 1, 2003	—		—	91,000,000		—	9,000,000	—		22,931		157,401		—		180,332
Increase of capital by dividend	—		—	—		—	—	—		40,000		(40,000)		—		—
Issuance of restricted shares to employees	—		—	—		—	—	—		18,459		—		—		18,459
Dividends	—		—	—		—	—	—		—		(27,300)		—		(27,300)
Net income	—		—	—		—	—	—		—		52,389		—		52,389		52,389

Balance at May 31, 2004	—		—	91,000,000		—	9,000,000	—		81,390		142,490		—		223,880		52,389

Issuance of common shares to Incorporate New Oriental Education & Technology Group Inc.	—		—	—		8,277	—	—		(7,449)		—		—		828
Issuance of Series A convertible preferred shares	11,111,111		920	—		—	—	—		182,004		—		—		182,924
Release of restricted shares to unrestricted share	—		—	1,324,778		—	(1,324,778)	—		—		—		—		—
Dividends	—		—	—		—	—	—		—		(65,480)		—		(65,480)
Net income	—		—	—		—	—	—		—		141,974		—		141,974		141,974

Balance at May 31, 2005	11,111,111		920	92,324,778		8,277	7,675,222	—		255,945		218,984		—		484,126		141,974

Issuance of restricted shares to employees	—		—	—		—	—	—		72,976		—		—		72,976
Share-based compensation expense for employee share options	—		—	—		—	—	—		6,124		—		—		6,124
Dividends	—		—	—		—	—	—		—		(65,498)		—		(65,498)
Dividend in kind	—		—	—		—	—	—		(25,526)		—		—		(25,526)
Net income	—		—	—		—	—	—		—		49,385		—		49,385		49,385
Foreign currency translation adjustment	—		—	—		—	—	—		—		—		(81)		(81)		(81)

Balance at May 31, 2006	11,111,111		920	92,324,778		8,277	7,675,222	—		309,519		202,871		(81)		521,506		49,304

		US$	114		US$	1,032		—	US$	38,599	US$	25,300	US$	(10)	US$	65,035	US$	6,149

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Operating activities
Income attributable to holders of common shares	52,389	141,974	23,859	$2,976
Dividend in kind	—	—	25,526	3,183

Net income	52,389	141,974	49,385	$6,159
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	17,956	23,857	41,266	5,146
Amortization of land use right	554	554	554	69
Loss on disposal of property, plant and equipment	122	275	183	23
Share-based compensation expense	16,817	—	64,457	8,038
Minority interest in continuing operations	220	97	12	1
Minority interest in discontinued operations	1,399	2,433	—	—
Deferred income taxes	(985)	(1,928)	(2,250)	(281)
Changes in operating assets and liabilities
Accounts receivables, net	(3,592)	(22,441)	6,399	798
Inventory	(21,664)	998	(10,513)	(1,311)
Prepaid expenses and other current assets	1,515	(26,894)	(6,913)	(862)
Accounts payable-trade	21,379	4,025	11,495	1,434
Accrued expenses and other current liabilities	1,417	(3,091)	(14,347)	(1,789)
Income tax payable	551	4,848	7,199	898
Deferred revenue	24,440	19,021	54,893	6,846
Amount due to related parties	246	—	126	16
Long-term prepaid rent	240	238	239	30

Net cash provided by operating activities	113,004	143,966	202,185	25,215

Investing activities
Restricted cash	(9,837)	8,116	721	90
Term deposits	111,600	23,500	—	—
Purchase of trade mark	—	—	(1,637)	(204)
Purchase of property, plant and equipment	(233,538)	(345,029)	(94,263)	(11,755)
Proceeds from disposal of property, plant and equipment	320	1,457	814	101
Amounts due from related parties	—	(5,708)	(3,003)	(374)
Proceeds from a disposal of discontinued operations, net of cash disposed	—	(5,729)	(18,128)	(2,260)
Dividend received	—	24,806	—	—
Collection of amounts due from related parties	14,250	—	—	—
Acquisition of nominee owners equity interests	—	—	(2,044)	(255)

Net cash used in investing activities	(117,205)	(298,587)	(117,540)	(14,657)

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Consolidated Statements of Cash Flows—(continued)

(In thousands)

	Years ended May 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$

Financing activities
Proceeds from issuance of common shares	—	828	—	—
Proceeds from issuance of Series A convertible preferred shares (net of issuance costs of 3,294)	—	182,924	—	—
Refund of deposit from potential investor	(100,000)	—	—	—
Proceeds from short-term borrowings	80,000	65,000	40,000	4,988
Repayments on short-term borrowings	(5,000)	(70,000)	(80,000)	(9,977)
Proceeds from long-term debt	24,500	164,360	—	—
Repayment of long-term debt	—	(2,739)	(65,880)	(8,216)
Proceeds from the issuance of restricted shares to employees	1,642	—	10,096	1,259
Dividends paid to shareholders	(27,300)	(65,480)	(64,726)	(8,072)
Amount due to related parties	10,000	—	60	7
Repayment of amount due to related parties	(3,709)	(10,646)	—	—
Capital contribution from minority shareholders	3,910	100	—	—

Net cash (used in) provided by financing activities	(15,957)	264,347	(160,450)	(20,011)

Effects of exchange rate changes	—	—	(81)	(10)

Net change in cash and cash equivalents	(20,158)	109,726	(75,886)	(9,463)
Cash and cash equivalents at beginning of year	248,172	228,014	337,740	42,118

Cash and cash equivalents at end of year	228,014	337,740	261,854	$32,655

Supplement disclosure of cash flow information Cash paid during the year for interest (net of amount capitalized)	3,386	9,706	18,729	$2,336

Income taxes paid	3,636	5,670	10,307	$1,285

Non-cash investing and financing activities: Acquisition of property, plant and equipment in exchange for payable	45,575	37,496	26,530	$3,308

Dividends payable	—	—	772	$96

Dividend converted to capital	40,000	—	—	$—

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006

(In thousands, except share and share data)

1.	Organization and principal activities

Prior to August 18, 2004, Beijing New Oriental Education & Technology (Group) Co., Ltd., (“New Oriental China”) and its subsidiaries operated the business. On August 18, 2004, the same shareholders established New Oriental Education & Technology Group Inc. (the “Company”) with the same shareholdings under the laws of the British Virgin Islands, and changed the corporate domicile to the Cayman Islands on January 25, 2006. Through contractual agreements described below, the Company is deemed the primary beneficiary of New Oriental China resulting in New Oriental China being deemed a subsidiary of the Company under the requirements of Financial Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” In substance, an existing company, New Oriental China, has been reorganized as a subsidiary of a new company, New Oriental Education & Technology Group Inc. Accordingly, the financial statements are prepared by including the financial statements of New Oriental China and its subsidiaries through December 2004 and subsequently the Group’s consolidated financial statements which include the Company and its subsidiaries and variable interest entity, New Oriental China and its subsidiaries. The Company and all its subsidiaries and variable interest entity, New Oriental China and its subsidiaries are collectively referred to as the “Group.”

As of May 31, 2006, details of the Group’s subsidiaries, variable interest entity and its subsidiaries are as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries held by the Company:
Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational Information system and other consulting services
Beijing Judgment Education & Company Limited (“Beijing Judgment”)	April 20, 2005	PRC	100%	Educational consulting and investing activities
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development and distribution and other consulting services
New Oriental Education Corporation (Canada)	January, 2002	Canada	100%	Language education

Variable interest entity held by the Company:
New Oriental China	August 2, 2001	PRC	-	Education consulting, software development and distributions and other services

Subsidiaries held by New Oriental China:
Beijing Haidian District Privately-Funded New Oriental School	October 5, 1993	PRC	100%	Language and post-secondary education
Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	100%	Language education
Guangzhou Haizhu District Privately-Funded New Oriental Training School	September 8, 2000	PRC	100%	Language education
Wuhan New Oriental Training School	April 24, 2002	PRC	100%	Language education
Tianjin New Oriental Training School	August 21, 2002	PRC	100%	Language education
Xi’an Yanta District New Oriental School	November 26, 2002	PRC	100%	Language education
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	100%	Language education
Shenzhen New Oriental Training School	October 15, 2003	PRC	100%	Language education
Shenyang New Oriental Foreign Language Training School	June 18, 2003	PRC	100%	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

1.	Organization and principal activities (continued)

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Chongqing New Oriental Training School	August 15, 2003	PRC	100%	Language education
Chengdu New Oriental School	August 18, 2003	PRC	100%	Language education
Beijing Haidian District New Oriental Vocational Education Center	June 2, 2004	PRC	100%	Language education
Xiangfan New Oriental Training School	October 26, 2004	PRC	100%	Language education
Changsha Furong District New Oriental Training School	May 25, 2005	PRC	100%	Language education
Jinan New Oriental Training School	May 31, 2005	PRC	100%	Language education
Taiyuan New Oriental Training School	April 20, 2005	PRC	100%	Language education
Ha’er Bin Nangang District New Oriental Training School	May 20, 2005	PRC	100%	Language education
Changchun New Oriental Training School	July 26, 2005	PRC	100%	Language education
Hangzhou New Oriental Training School	July 21, 2005	PRC	100%	Language education
Zhengzhou New Oriental Training School	July 19, 2005	PRC	100%	Language education
Zhuzhou New Oriental Training School	April 30, 2006	PRC	100%	Language education
Shijiazhuang New Oriental Training School	April 3, 2006	PRC	100%	Language education
Suzhou New Oriental Training School	April 26, 2006	PRC	100%	Language education
Beijing New Oriental International Preparatory School	June 10, 2005	PRC	100%	Language education
Beijing New Oriental Yangzhou Bilingual School	June 6, 2002	PRC	100%	Primary and secondary school education
Beijing New Oriental Dogwood Cultural Communications Co., Ltd. (“Dogwood Cultural”) (Note (i))	May 16, 2003	PRC	100%	Sales of educational materials and products
Beijing New Oriental Dogwood Book, Audio & Video Co., Ltd. (“Beijing Dogwood”) (Note (i))	March 2, 2004	PRC	100%	Sales of educational materials and products
Chengdu New Oriental Dogwood Bookstore Products Co., Ltd. (“Chengdu Dogwood”) (Note (i))	January 18, 2004	PRC	100%	Sales of educational materials and products
Chongqing New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Chongqing Dogwood”) (Note (i))	February 25, 2004	PRC	100%	Sales of educational materials and products
Shenyang new Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Shenyang Dogwood”) (Note (i))	September 18, 2003	PRC	100%	Sales of educational materials and products
Guangzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Guangzhou Dogwood”) (Note (i))	November 11, 2003	PRC	100%	Sales of educational materials and products
Wuhan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Wuhan Dogwood”) (Note 1)	December 16, 2003	PRC	100%	Sales of educational materials and products
Xi’an New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Xi’an Dogwood”) (Note (i))	June 3, 2003	PRC	100%	Sales of educational materials and products

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

1.	Organization and principal activities (continued)

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Shanghai New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Shanghai Dogwood”) (Note (i))	September 28, 2003	PRC	100%	Sales of educational materials and products
Nanjing New Oriental Dogwood Bookstore Products Co., Ltd. (“Nanjing Dogwood”) (Note (i))	April 21, 2003	PRC	100%	Sales of educational materials and products
Tianjin New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Tianjin Dogwood”) (Note (i))	December 15, 2003	PRC	100%	Sales of educational materials and products
Changchun New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	October 8, 2005	PRC	100%	Sales of educational materials and products
Changsha New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	April 3, 2006	PRC	100%	Sales of educational materials and products
Ha’er Bin New Oriental Dogwood Book Bookstore & Audio-Visual Products Co., Ltd.	March 13, 2006	PRC	100%	Sales of educational materials and products
Beijing Liandong Weiye Technology Development Co., Ltd. (“Liandong Weiye”) (Note (iii))	September 21, 2000	PRC	—%	Providing wireless value-added service
Beijing Tomorrow Oriental Technology Co., Ltd. (“Tomorrow Oriental”)	September 29, 2000	PRC	100%	Providing technology service
Yangzhou New Oriental Education & Technology Co., Ltd. (“Yangzhou Co.”) (Note (i))	January 18, 2002	PRC	100%	Investment holdings
Beijing New Oriental Vision Overseas Consultancy Co., Ltd. (“Vision Overseas”) (Note (i))	February 19, 2004	PRC	100%	Consulting
Beijing New Oriental Dogwood Advertisement Co., Ltd. (“Dogwood Advertisement”) (Note (ii))	January 20, 2004	PRC	80%	Advertising
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”) (Note (ii))	March 11, 2005	PRC	90%	On-line education

Notes:

(i)	Dogwood Cultural, Beijing Dogwood, Chengdu Dogwood, Chongqing Dogwood, Shenyang Dogwood, Guangzhou Dogwood, Wuhan Dogwood, Xi’an Dogwood, Shanghai Dogwood, Nanjing Dogwood, Tianjin Dogwood, Yangzhou Co. and Vision Overseas were established by New Oriental China and nominee owners. According the agreement signed between New Oriental China and the nominee owners, whose investments of the foresaid entities, were done through the nominee owners’ personal funds and included as a minority interest before May 31, 2006. The nominee owners does not have the ownership interest of these entities, including the right to receive dividend and other distributions, voting rights, and all other rights and benefit attaching thereto. As of May 31, 2006, all the equity interest of these entities owned by the nominee owners were transferred to New Oriental China, for an aggregate amount of RMB2,044.

(ii)	As of May 31, 2006, Dogwood Advertisement and Xuncheng are held by New Oriental China with equity interests of 80% and 99%, respectively, the remaining equity interest of each of the three entities are held by nominee owner, whose investments of RMB100 and RMB100 in Dogwood Advertisement and Xuncheng, were done through the nominee owners’ personal funds and included as a minority interest. According the agreement signed between New Oriental China and the nominee owners, the nominee owners does not have the ownership interest of these two entities, including the right to receive dividend and other distributions, voting rights, and all other rights and benefit attaching thereto.

(iii)	In 2000, the Group established Liandong Weiye and owned a 96.2% stake of Liandong Weiye before March 31, 2005. The Group disposed 56.2% of its investments in March 2005 and remaining interest of 40% in September 2005, as stated in Note 3 Discontinued Operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

1.	Organization and principal activities (continued)

Regulations of the People’s Republic of China (“PRC”) restrict direct foreign ownership of business entities providing educational services in the PRC where certain licenses are required. To comply with PRC laws and regulations, the Company provides a significant portion of its services in China through its variable interest entity New Oriental China, for which the Company is the primary beneficiary. New Oriental China has the identical shareholdings as the Company. The Company, through its wholly owned subsidiaries in China, has entered into exclusive technical and other services agreements with New Oriental China in April, 2005, under which the Company provides technical and other services (“Service Agreements”) to New Oriental China and its subsidiaries in exchange for significantly all of the net income of New Oriental China and its subsidiaries. As a collateral security for the prompt and complete performance of the obligations of New Oriental China under the above various contractual arrangements, the respective owners of New Oriental China have entered into an equity pledge agreement (the “Equity Pledge Agreements”) in April, 2005, pursuant to which they agreed to pledge all their rights and interests, including voting rights, in New Oriental China respectively in favor of the Company’s wholly owned subsidiaries. Finally, the shareholders of New Oriental China through an exclusive option agreement are obligated to sell to the Company’s wholly owned subsidiaries and the Company has an exclusive, irrevocable and unconditional right to purchase, or cause the Company’s designated party to purchase, from such shareholders, at Company’s sole discretion part or all of these shareholders’ equity interests in New Oriental China when and, to the extent that applicable PRC Law permits the Company to own part or all of such equity interests in New Oriental China. The purchase price to be paid by the Company will be the minimum amount of consideration permitted by applicable PRC Law at the time when such share transfer occurs which is referred to as the exclusive option agreement.

The Company holds all the variable interests of New Oriental China and the Company has been determined to be the most closely associated with New Oriental China. Therefore, the Company is the primary beneficiary of New Oriental China. The contractual agreements described above provide for effective control of New Oriental China to be transferred to the Group on December 15, 2004. New Oriental China had operating activities prior to entering into these agreements with the Company. As a result, the consolidated financial statements reflect the consolidation of New Oriental China starting from December 2004. Prior to December 2004, the financial statements were prepared by including the financial statements of New Oriental China and its subsidiaries.

The Group provides high quality training programs including English and other foreign language training and non-degree seeking vocational training to Chinese students. The Group also operates a full-curriculum primary and secondary boarding school. Products and services offerings of the Group also include book publishing, on-line education, career and studying-abroad advisory services and educational contents & software research and development and distribution.

2.	Significant accounting policies

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its majority owned subsidiaries and its variable interest entity, New Oriental China and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

2.	Significant accounting policies (continued)

Significant risks and uncertainties

The Group participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: the share market performance and public interest in companies operating in PRC that are listed on share market in the United States; competition from other competitors; regulatory or other PRC related factors; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth, risks associated with the Group’s growth strategies; and general risks associated with the industry.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months.

Restricted cash

Restricted cash represents RMB deposit in bank account used as security for issuing a promissory note and deposit for obtaining certain licenses to conduct overseas studying consulting services business.

Inventory

Inventory is stated at the lower of cost (average weighted method) or market value.

Land use right, net

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreement, which is 50 years.

Property, plant and equipment, net

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight line basis over the following estimated useful lives:

Buildings	50 years
Furniture and education equipment	5 years
Transportation equipment	10 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of the lease term or estimated useful life

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

2.	Significant accounting policies (continued)

Construction in progress

The Group constructs certain of its property, plant and equipment. In addition to cost under the construction contracts, interest cost and external costs directly related to the construction of such facilities, including equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are placed in service.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Note payable-trade

Note payable-trade represents the promissory notes issued for acquiring property and equipment.

Revenue recognition

The Group recognizes net revenues as follows:

a) Educational programs and services

The educational programs and services consist of language training and test preparation courses. Tuition revenue received for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Tuition paid in advance is recorded as deferred revenue. A course trial period commences on the date the course begins and lasts for one week. Tuition refunds are provided to students if they decide within the one-week trial period that they no longer want to take the course. Tuition refunds have been insignificant in 2004, 2005 and 2006.

The Group also sells online-learning cards primarily to distributors. Online-learning card sales represent prepaid service fees received from students for e-learning services. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognized upon actual using of the card by the students based on the number of minutes the students uses the e-learning services. Upon the expiration of the online-learning card, which is six months to one year from the date of the sale of the online-learnings cards, the Group will recognize the remaining deferred revenue amount as revenue.

b) Books and others

The Group sells educational books and other educational materials either through its own book stores or websites or through third party distributors. Revenue from sales made through the Group’s book store is recognized upon sales to customer. Revenue for distributors is recognized once the products are sold to the end customer.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

2.	Significant accounting policies (continued)

b) Books and others (continued)

The Group also provides overseas studies consulting services to students. The Group charges each student a fee based on the scope of consulting services requested by the student and recognizes revenue as the services are delivered.

The total revenues are net of PRC business taxes and related surcharges, as well as scholarships, discounts and refunds which amounted to RMB14,319, RMB20,369 and RMB23,773, respectively for 2004, 2005 and 2006.

Capitalization of interest

Interest cost incurred on funds used to construct property, plant and equipment during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of RMB1,348, RMB2,792 and RMB4,257 in 2004, 2005 and 2006, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. During 2004, 2005 and 2006, the Group recorded amortization expenses relating to the capitalized interest of RMB11, RMB41 and RMB121, respectively.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated useful life.

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were RMB16,062, RMB19,342 and RMB17,510 for the years ended May 31, 2004, 2005 and 2006, respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group receives government subsidies from the local government authority for encouraging developing local education industry, which amounted RMB2,435, RMB300 and RMB370 for the years ended May 31, 2004, 2005, and 2006. Upon receiving the subsidy, the Group recorded the government subsidies as other income as there were no specific expenses required to be incurred by the Group to obtain the subsidies.

Foreign currency translation

The functional currency of the Group excluding the Company is the Renminbi (“RMB”). Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of operations.

The functional currency of the Company is the United States dollar (“US$”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

2.	Significant accounting policies (continued)

exchange rates and revenues, expenses gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of shareholders’ equity. The Group has chosen the RMB as their reporting currency.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. The translation of RMB amounts at and for the year May 31, 2006 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB8.0188 to US$1, the approximate free rate of exchange at May 31, 2006. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives of and impairment for property, plant and equipment and share-based compensation. Actual results could differ from those estimates.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposit, restricted cash and short-term borrowings. The fair value of these financial instruments approximate their carrying amounts reported in the consolidated balance sheets due to the short-term maturity of these instruments.

Net income per share

Basic net income per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive.

As a result of the recapitalization relating to the incorporation of New Oriental Education Technology Group Inc., the outstanding common shares have been retroactively restated to 100,000,000 shares in the denominator for each year presented.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

2.	Significant accounting policies (continued)

all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of shareholders’ equity.

Share-based compensation

The Group has adopted SFAS No. 123R, “Share-based Payment”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

Recently issued accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140”, which is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption form applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to bifurcated, if the holder elects to account for the whole instrument on a fair value basis. The Group is currently evaluating the impact, if any, of this statement on the consolidated combined financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group does not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

2.	Significant accounting policies (continued)

allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Group does not anticipate that the adoption of this standard will have a material effect on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29,” which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions,” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not anticipate that the adoption of this standard will have a material effect on our financial position or results of operations.

Unaudited pro forma information

The pro forma balance sheet information as of May 31, 2006 assumes the conversion upon completion of the initial public offering of the Series A convertible preferred shares outstanding as of May 31, 2006 into common shares.

Unaudited pro forma net income per share

Pro forma basic and diluted income per common share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding for the year plus the number of common shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding Series A convertible preferred shares.

3.	Discontinued operations

In December 2004, the Group decided to dispose of its 96.2% subsidiary, Liandong Weiye. Liandong Weiye carried out all of the Group’s Wireless Application Protocol (“WAP”) business. The disposal was effected in order to facilitate the Group’s plan to enhance its existing core business.

The disposal of Liandong Weiye was completed in two stages. The first stage was completed in March 2005 whereby the Group disposed of 56.2% equity interest to Mr. Qian Yongqiang (“Mr. Qian”), a director of the Group, for a cash consideration of RMB5,123 which represented the book value of the net assets disposed. This price was determined based on the Group’s extensive negotiations with Mr. Qian and approved by all the Group’s non-interested directors. Accordingly, no gain or loss was recorded on the transaction. The second stage was completed in August 2005 whereby the Group disposed of the remaining equity interest to a newly created entity which is owned by the same shareholders of the Group for nil consideration. Thus the transaction was recorded as a sale of assets between entities under common control. Accordingly, the Group recorded a dividend in kind of RMB25,526. Commencing with the initial 56.2% equity interest disposal the Group did not have any business involvement in Liandong Weiye.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

3.	Discontinued operations (continued)

In accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the assets and liabilities of Liandong Weiye have been separately presented in the accompanying consolidated balance sheets at May 31, 2004 and 2005 and consist of the following:

	As of May 31, 2004	As of May 31, 2005
	RMB	RMB
Current assets of discontinued operations:
Cash and cash equivalents	19,555	5,479
Accounts receivable, net	3,373	11,519
Inventory	1,210	—
Prepaid expenses and other current assets	1,489	402

	25,627	17,400

Long-term assets of discontinued operations:
Property, plant and equipment, net	2,485	721

Current liabilities of discontinued operations:
Accounts payable-trade	903	386
Accrued expenses and other current liabilities	27,161	810
Income tax payable	607	994

	28,671	2,190

Summarized operating results from the discontinued operations included in the Group’s consolidated statement of operations were as follows for the year ended May 31, 2004, 2005 and 2006:

	Year ended May 31,
	2004	2005	2006
	RMB	RMB	RMB
Revenues	34,051	121,919	43,837

Pre-tax profit from discontinued operations	7,793	46,516	11,288
Income tax expense	(447)	(5,361)	(1,693)

Income from discontinued operations, net of tax	7,346	41,155	9,595

The operating results from the discontinued operations reflect 100% of Liandong Weiye’s operations in 2004, 100% of Liandong Weiye’s operations for the first three months from January to March of 2005 and 40% of Liandong Weiye’s from April through the end of August 2005, reflecting the Group’s disposal of its 56.2% ownership interest in Liandong Weiye in March 2005, and 40% of Liandong Weiye’s operations from September 2005 through the end of that year, reflecting the Group’s disposal of its remaining equity interest in Liandong Weiye in August 2005.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

4.	Inventory

Inventory consists of the following:

	As of May 31,
	2004	2005	2006
	RMB	RMB	RMB
Course materials	9,774	9,162	15,687
Publications	16,203	16,743	20,731

	25,977	25,905	36,418

5.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of May 31,
	2004	2005	2006
	RMB	RMB	RMB
Advances to suppliers	648	2,021	2,075
Prepaid advertising fees	20	586	769
Prepaid rent	5,687	13,128	11,945
Rental deposits	3,503	5,649	6,304
Staff advances	2,502	4,456	4,514
Value added tax recoverable	1,944	1,002	2,806
Deposit for construction of school	426	200	462
Prepaid house property tax and other tax	—	—	850
Prepaid professional service fees related to initial public offering	—	—	2,225
Others	672	809	3,705

	15,402	27,851	35,655

6.	Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of May 31,
	2004	2005	2006
	RMB	RMB	RMB
Buildings	60,080	223,109	590,074
Transportation equipment	16,470	21,320	23,636
Furniture and education equipment	34,683	68,477	103,429
Computer equipment and software	19,205	27,748	32,954
Leasehold improvements	16,842	27,616	49,046

	147,280	368,270	799,139
Less: accumulated depreciation and amortization	(29,855)	(55,478)	(92,574)
Construction in-progress	64,741	345,361	—

	182,166	658,153	706,565

For the years ended May 31, 2004, 2005 and 2006, depreciation and amortization expense was RMB17,956, RMB23,857 and RMB41,266, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

7.	Short-term borrowings

Short-term borrowings consist of the following:

	As of May 31,
	2004	2005	2006
	RMB	RMB	RMB
Unsecured short-term bank loans	75,000	70,000	35,000
Borrowing from a non-related party, having an interest rate of 5.31%	5,000	5,000	—

	80,000	75,000	35,000

As of May 31, 2004, unsecured short-term bank loans consisted of four bank loans of RMB50,000, RMB15,000, RMB5,000 and RMB5,000, repayable on February 25, 2005, October 16, 2004, April 20, 2005 and May 10, 2004 and bear interest at 5.310%, 5.544%, 5.841% and 5.841% per annum respectively.

As of May 31, 2005, unsecured short-term bank loans consisted of four bank loans of RMB20,000, RMB30,000, RMB5,000 and RMB15,000, repayable on December 22, 2005, December 17, 2005, May 7, 2006 and September 18, 2005 and bear interest at 5.580%, 5.580%, 6.696% and 5.841% per annum respectively.

As of May 31, 2006, unsecured short-term bank loans consist two bank loans of RMB20,000 and RMB15,000, repayable on March 30, 2007 and January 28, 2007, and each bears interest at 5.580% per annum. The loan of RMB20,000 has been guaranteed by New Oriental China.

As of May 31, 2004, the borrowing from a non-related party was RMB5,000 and was repaid on September 4, 2004. As of May 31, 2005, the Group had a new borrowing from the same non-related party for RMB5,000 which was repaid on September 22, 2005.

The above short-term borrowings incurred interest expense for the years ended May 31, 2004, 2005 and 2006 was RMB2,098, RMB4,374 and RMB2,765, respectively, of which RMB571, RMB872 and RMB206 was capitalized as addition to construction in-progress, respectively, for the years ended May 31, 2004, 2005 and 2006.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

8.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of May 31,
	2004	2005	2006
	RMB	RMB	RMB
Rent payable	1,965	8,493	3,989
Accrued payroll	15,944	17,547	22,517
Accrued interests for short-term borrowings	782	223	183
Accrued interests for long-term debt	616	599	547
Payable for acquiring equipment	22,123	63,384	37,575
Business tax payable	2,217	1,970	2,425
Individual tax payable	1,170	3,934	1,742
Value added tax payable	924	30	357
Other tax payable	328	505	1,200
Welfare payable	3,367	8,051	9,853
Royalties fee payable	—	789	1,233
Advances from students	1,595	2,901	3,364
Deposit payable	—	1,404	1,088
Professional service fees	—	—	168
Others	2,811	3,451	5,355

Total	53,842	113,281	91,596

9.	Dividend payable

As of May 31, 2006, the Group declared dividends to its common shareholders in the amount of RMB65,498, of which RMB64,726 was paid before May 31, 2006 and RMB772 was remaining.

10.	Long-term debt

Long-term debt consists of the following:

		As of May 31,
		2004	2005	2006
		RMB	RMB	RMB
Secured long-term bank loans, bearing an average interest from 5.58% to 6.12%	(a)	30,000	191,621	125,741
Unsecured long-term bank loan, bearing an interest rate at 5.58%	(b)	24,500	24,500	24,500

Total		54,500	216,121	150,241
Less: current portion of long-term debt		—	(36,436)	(47,603)

Non-current portion of long-term debt		54,500	179,685	102,638

(a)	The secured long-term bank loan is secured by a pledge of certain of the Group’s buildings and a land use right. The pledged buildings as of May 31, 2006 had a net book value of RMB270,345. The pledged land use right as of May 31, 2006 had a net book value of RMB25,456.

As of May 31, 2004, the secured long-term loan consisted of one bank loan of RMB30,000, of which RMB10,000 was repayable in October 2005, RMB10,000 was repayable in April 2006 and

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

10.	Long-term debt (continued)

RMB10,000 is repayable in October 2006. The interest expense incurred for the year ended May 31, 2004 was RMB1,561, of which RMB nil has been capitalized as an addition to construction-in-progress for the year ended May 31, 2004.

As of May 31, 2005, the secured long-term loans consisted of two bank loans of RMB30,000 and RMB161,621. Of the RMB30,000 loan, RMB10,000 was repayable in October 2005, RMB10,000 was repayable in April 2006 and RMB10,000 is repayable in October 2006. The RMB161,621 loan is repayable by installment over 120 months with a monthly repayment of RMB1,370 until March 2015. The interest expense incurred for the year ended May 31, 2005 was RMB3,380 of which RMB1,669 was capitalized as an addition to construction-in-progress, respectively, for the year ended May 31, 2005.

As of May 31, 2006, the secured long term loans consisted of two bank loans of RMB10,000 and RMB115,741. The RMB10,000 loan is repayable in October 2006. The RMB115,741 loan is repayable by installment over 120 months with a monthly repayment of RMB1,092 until March 2015. The interest expense incurred for the year ended May 31, 2006 was RMB11,330, of which RMB4,052 was capitalized as an addition to construction-in-progress for the year ended May 31, 2006.

(b)	The unsecured long-term bank loan of 24,500 has been guaranteed by New Oriental China. The unsecured long term loan is repayable in October 2006. The interest expense incurred for the years ended May 31, 2004, 2005 and 2006 was RMB777, RMB1,376 and RMB1,504, respectively, of which RMB777, RMB251 and RMB nil was capitalized as an addition to construction-in-progress, respectively.

Future principal repayments on the long-term debt are as follows:

RMB
Year ending May 31,
2007	47,603
2008	13,103
2009	13,103
2010	13,103
2011	13,103
Thereafter	50,226

150,241
Less: current portion	(47,603)

102,638

11.	Convertible preferred shares

On December 24, 2004, the Company issued 11,111,111 Series A convertible preferred shares for US$2.025 per share for total cash proceeds of US$22,102, net of issuance costs of US$398.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series A convertible preferred shares, since the initial conversion price of Series A convertible preferred shares is equal to the issuance price, which was negotiated and agreed between the Group and the external investor on an arm’s length basis and, which was determined by management to approximated the fair value of the Group’s common shares at the commitment date since there was no existence of a public or active market of the Group’s common shares, nor were there any cash transactions involving the Group’s common shares that occurred prior to this date.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

11.	Convertible preferred shares (continued)

The rights, preferences, privileges and restrictions granted to and imposed on the Series A convertible preferred shares are as set forth below.

Dividend provisions

Any dividends or distributions shall be distributed among all holders of common shares and Series A preferred shares in proportion to the number of common shares that would be held by each such holder if all Series A convertible preferred shares were converted to common shares at the then effective conversion rate.

Notwithstanding the foregoing, the Company may declare and pay any time prior to March 31, 2005 a dividend payable to the holders of common shares in an amount not to exceed RMB40,000,000, in which the holders of Series A convertible preferred shares shall not participate.

Liquidation preference

In the event of any liquidation event, either voluntary or involuntary, the holders of Series A convertible preferred shares shall be entitled to receive, prior and in preference to any distribution of the proceeds of such liquidation event to the holders of common shares by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price which is US$2.025 per share for such Series A convertible preferred shares, plus declared but unpaid dividends on such share.

Conversion

Each Series A preferred share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares, into such number of fully paid and nonassessable common shares as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price for such series, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share for each series of Series A preferred shares shall be the Original Issue Price applicable to such series.

Voting rights

Each holder of Series A preferred shares shall have the right to one vote for each common share into which such Series A preferred shares could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

12.	Equity instrument

The following table summarizes information regarding restricted shares and share options:

Grant Date	Number of restricted shares issued	Fair value of common shares		Exercise price	Intrinsic value
		RMB		RMB	RMB
Restricted shares:
January 1, 2003	1,450,000	6.22	*	1.00	5.22
May 1, 2003	500,000	6.88	*	0.00	6.88
November 1, 2003	790,000	6.80	*	0.00	6.80
March 1, 2004	1,137,500	8.78	*	2.00	6.78
April 1, 2004	550,000	8.78	*	2.00	6.78
August 1, 2005	1,955,100	14.59	*	2.00	12.59
August 1, 2005	110,000	14.59	*	0.00	14.59
April 26, 2006	2,507,400	16.80	**	4.00	12.80

Total	9,000,000

Shares options:
February 28, 2006	7,099,500	15.96	*	16.20	—
July 21, 2006 (unaudited)	1,620,000	19.08	**	19.08	—

*	The fair value was determined based on a retrospective valuation by an independent appraiser.
**	The fair value was determined based on a contemporaneous valuation by an independent appraiser.

The derived fair value of the common shares underlying the options and restricted shares was determined based on a retrospective third-party valuation conducted by American Appraisal using generally accepted valuation methodologies, including the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the common shares and the preferred shares and determined the fair value of common shares based on the option-pricing method under the enterprise value allocation method. Under this method, the common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The common shares are considered to be a call option with claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred shares are liquidated.

Restricted Shares:

In 2002, the Group appointed Beijing Beizhi Culture and Education Co., Ltd., or Beijing Beizhi, a PRC company, as a nominee shareholder of 9,000,000 authorized common shares on the Group’s behalf. In 2004, the Group released 1,324,778 common shares from the restricted share pool to the unrestricted share pool. As of May 31, 2004, 2005 and 2006 there are 9,000,000, 7,675,222 and 7,675,222 restricted shares outstanding. These shares are subject to transfer restrictions and do not have any voting rights. Immediately upon the completion of the Group’s initial public offering, the restrictions on these restricted shares will automatically terminate. During 2004, 2005 and 2006, New Oriental China through Beying Beizhi issued 2,477,500, nil and 4,572,500 fully vested restricted shares to certain employees, directors, consultants and other individuals, respectively. Accordingly, the Group recorded compensation expense of RMB16,817, nil

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

12.	Equity instrument (continued)

and 58,333 respectively in 2004, 2005 and 2006 which represents the difference between the fair value of the common shares and their exercise price on the grant date.

2006 Share Option Incentive Plan

On January 20, 2006, the Group adopted 2006 Share Incentive Plan or the Plan, under which the Group may grant options to purchase up to 8,000,000 common shares of the Group, to its employees, directors and consultants, plus (i) an increase of 5,000,000 shares to be added on January 1, 2007, (ii) an increase of 5,000,000 shares to be added on January 1, 2008 and (iii) an annual increase to be added on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of the number of shares outstanding as of such date, or (z) a lesser number of shares determined by the management. In the event that the aggregate number of shares which may be issued pursuant to all the awards granted by us in any given year has reached the maximum amount allowed in such year, the management may, during such year, grant additional awards to entitle the recipients thereto to acquire up to 2,000,000 shares, or the extra shares, provided that the maximum aggregate number of shares which may be issued pursuant to all awards for the following year will be reduced by the number of the extra shares underlying the awards granted in the previous year.

(A) granted to an employee who, at the time of the grant of such Incentive Share Option owns shares representing more than 10% of the voting power of all classes of shares of the Company or any parent or subsidiary of the Company, the per share exercise price shall be not less than 110% of the fair market value per share on the date of grant; or

(B) granted to any employee other than an employee described in the preceding paragraph, the per share exercise price shall be not less than 100% of the fair market value per share on the date of grant.

(C) In the case of a non-qualified share option, the per share exercise price shall be not less than 100% of the Fair Market Value per Share on the date of grant unless otherwise determined by the management.

The term of an option shall be no more than 10 years from the date of grant thereof and generally vest  1/6th on each six month anniversary of the vesting commencement date for a period of 3 years. As of May 31, 2006, options to purchase 7,099,500 shares of common shares were outstanding, and options to purchase 900,500 common shares were available for future grant.

A summary of the share option activity under 2006 Share Incentive Plan is as follows:

	Number of option	Weighted average exercise price
		RMB	US$
Options outstanding at June 1, 2005	—	—	$—
Granted	7,099,500	16.20	2.02
Exercised	—	—	—
Cancelled	—	—	—

Options outstanding at May 31, 2006	7,099,500	—	$—

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

12.	Equity instrument (continued)

The per share fair value of options as of February 28, 2006, the grant date was as follows:

Common shares	RMB8.02 (US$1.00)

The following table summarizes information with respect to share options outstanding at May 31, 2006:

	Options outstanding				Options exercisable
	Number of outstanding	Weighted average remaining contractual life	Weighted average exercise price		Number exercisable	Weighted average exercise price		Aggregate intrinsic value
			RMB	US$		RMB	US$	RMB	US$
Common shares:
RMB8.02 (equivalent to US$1.00)	7,099,500	10 years	16.20	2.02	—	16.20	2.02	—	—

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

Option grants

May 31, 2006
Average risk-free rate of return	2.45 - 2.56%
Weighted average expected option life	5.875 years
Volatility rate	50.17 - 53.93%
Dividend yield	—

As of May 31, 2006, there was RMB51,838 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the 2006 Share Incentive Plan. That cost is expected to be recognized over a weighted-average period of 2.58 years.

13.	Income taxes

Significant components of the provision for income taxes on earnings from continuing operations for the years ended May 31, 2004, 2005 and 2006, are as follows:

	Year ended May 31,
	2004	2005	2006
	RMB	RMB	RMB
Current:
PRC	3,622	7,772	16,173
Deferred:
PRC	(985)	(1,928)	(2,250)

Total expense	2,637	5,844	13,923

The Company is incorporated in the Cayman Islands. Under the current law of the Cayman Islands, the Company is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

The subsidiaries of New Oriental China, which are registered as private schools (the “school-subsidiaries”), are subject to income tax in according to The Law for Promoting Private Education (2003), pursuant to which, the school-subsidiaries that is registered as private schools not requiring reasonable returns are treated as public schools, thereby generally not being subject to any enterprise income tax, while the preferential tax treatment policies applicable to the school-subsidiaries registered as requiring reasonable

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

13.	Income taxes (continued)

returns shall be separately formulated by the relevant authorities under the State Council. To date, however, no separate regulations or policies have been promulgated by the relevant authorities in this regard. As a result, preferential tax treatments for school-subsidiaries vary across different cities. In some cities, schools are subject to a 33% standard enterprise income tax, while in other cities, our schools are subject to a 2% to 3.5% tax on gross receipts in lieu of the 33% standard enterprise income tax or exempted from the enterprise income tax. The subsidiaries of New Oriental China other than its school-subsidiaries are subjected the 33% standard enterprise income tax.

Each of New Oriental China and the three wholly owned subsidiaries of the Company in China is a certified “new or high-technology enterprise” located in a high-tech zone in Beijing. As a result, each of them is entitled to a three-year exemption from enterprise income tax beginning from its first year of operation, a 7.5% enterprise income tax rate for another three years followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise.” New Oriental China was exempted from enterprise income tax in 2003 and 2004 and was subject to a 7.5% enterprise income tax from 2005 to 2007, and will be subject to an 15% enterprise income tax after 2007 as long as it continues to qualify as a “new or high-technology enterprise.” Each of the three wholly owned subsidiaries of the Company in China was established in 2005 and thus was exempted from enterprise income tax from 2005 to 2007, followed by a 7.5% enterprise income tax in 2008 and 2010 and an 15% enterprise income tax thereafter as long as it continues to qualify as a “new or high-technology enterprise.”

The Group uses the liability method to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities arising from continuing operations are as follows as:

	Year ended May 31,
	2004	2005	2006
	RMB	RMB	RMB
Non-current Deferred tax assets
Net operating loss carryforwards	2,961	11,293	20,002
Pre-operating expenses	836	636	697

Total non-current deferred tax assets	3,797	11,929	20,699
Valuation allowance	(2,813)	(9,017)	(15,536)

Non-current deferred tax assets	984	2,912	5,163

The Group operates through multiple subsidiaries and a variable interest entity and the valuation allowance is considered on each individual subsidiary and variable interest entity basis. Where a valuation allowance was not recorded, the Group believes that it is more likely than not that the deferred taxes will be realized as it expects to generate sufficient taxable income in future. The net deferred tax assets represent the tax effect of temporary differences arising from the net operating loss carryforward and pre-operating expenses available for certain subsidiaries of the Company to offset against future profits over a period of five years till 2007.

The Group did not have any temporary differences relating to deferred tax liabilities as of May 31, 2004, 2005 and 2006.

The valuation allowance from 2004 to 2006 has increased. The increase relates to the net operating losses which the Group believes will not result in income tax benefit because it is more likely than not that the related entities cannot generate future taxable income.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

13.	Income taxes (continued)

The reconciliation of the reported income tax expense to the amount that would result by applying the statutory tax rate of 33% to income from continuing operations before income taxes for the years ended May 31 is as follows:

	Year ended May 31,
	2004	2005	2006
	RMB	RMB	RMB
Tax expense at statutory rate	33.00%	33.00%	33.00%
Permanent differences	11.68	10.28	53.36
Tax effect of income taxed at different rates	8.18	3.79	(34.27)
Effect of tax exemption granted to PRC subsidiaries	(53.21)	(47.40)	(38.32)
Changes in valuation allowance	5.70	5.68	12.14

Total tax expense	5.35%	5.35%	25.91%

14.	Net income per share

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year ended May 31,
	2004	2005	2006
	RMB	RMB	RMB
Numerator used in basic and diluted net income per share:
Income from continuing operations	46,442	103,252	39,790
Income on discontinued operation, net of tax	5,947	38,722	9,595
Dividend in kind	—	—	(25,526)

Income attributable to holders of common shares	52,389	141,974	23,859

Shares (denominator):
Weighted average common shares and restricted shares outstanding used in computing basic income per share	100,000,000	100,000,000	100,000,000

Plus weighted average Series A convertible preferred shares outstanding	—	4,840,183	11,111,111
Plus incremental weighted average common shares from assumed conversion of stock options using the treasury stock method	—	—	—

Weighted average common shares outstanding used in computing diluted income per share	100,000,000	104,840,183	111,111,111

Net income per share – basic:
Income from continuing operations	0.46	1.03	0.40
Income on discontinued operation, net of tax	0.06	0.39	0.10
Dividend in kind	—	—	(0.26)

Net income	0.52	1.42	0.24

Net income per share – diluted:
Income from continuing operations	0.46	0.98	0.36
Income on discontinued operation, net of tax	0.06	0.37	0.08
Dividend in kind	—	—	(0.23)

Net income	0.52	1.35	0.21

As of May 31, 2006, the Group has 7,099,500 share options outstanding that could have potential diluted income per share in the future, but which were excluded in computation of diluted income per share in the period, as their exercise price was above the average fair values in such period.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

15.	Related party transactions

The Group has entered into a number of transactions with related parties. The balances and transactions with these related parties for the years ended May 31, 2004, 2005 and 2006 are as follows:

(a)	Transactions

(i)	The Group entered into the following transactions with related parties:

	Relationship	Year ended May 31,
Transactions		2004	2005	2006
		RMB	RMB	RMB
Consulting fees earned by Beijing Beizhi Cultural Education Co., Ltd	Principal shareholder	2,400	—	—

(ii)	In December 2004, the Group entered into a sale agreement with Mr. Qian Yongqiang, a director of the Group, to transfer its 56.2% interest in Liandong Weiye to Mr. Qian. The Group disposed of its 56.2% stake of Liandong Weiye for cash consideration of RMB5,123. The disposal was completed in March 2005 when control was passed to Mr. Qian. The Group loaned Mr. Qian an aggregate amount of 5,123 for the purpose to making the purchase. As of May 31, 2006, the total remaining outstanding balance of the loan to Mr. Qian was nil.

(b)	The Group had the following balances with related parties:

	Relationship	Amounts due from related parties			Amounts due to related parties
		As of May 31,			As of May 31,
		2004	2005	2006	2004	2005	2006
		RMB	RMB	RMB	RMB	RMB	RMB
Non-current
Beijing Century Friendship Education Investment Co., Ltd.	Principal shareholder	—	—	—	10,000	785	—
Mr. Michael Yu Minghong	Director	380	—	—	200	203	203
Mr. Qian Yongqiang	Director	24	5,123	2,080	—	—	—
Ms. Li Li	Nominee shareholder	—	—	100	—	—	—
Liandong Weiye	Equity investment	—	2,609	1,798	—	—	186
Restricted shareholders	Employee	—	—	4,549	—	—	—

		404	7,732	8,527	10,200	988	389

The above non-current advances are non-interest bearing and unsecured with no fixed repayment terms.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

16.	Commitments

Operating Lease

The Group conducts significant operations from leased facilities. These facilities include the Group’s corporate headquarters prior to October 2005, other office locations, classrooms and warehouse space. The terms of substantially all of these leases are ten years or less. Future minimum lease payments at May 31, 2006, by year and in the aggregate under all non-cancelable operating leases are as follows:

RMB
Years ending May 31:
2007	69,817
2008	64,859
2009	53,914
2010	45,878
2011	24,956
Thereafter	39,185

298,609

Rent expense included in income from continuing operations for all cancelable and non-cancelable leases was approximately RMB65,799, RMB91,560 and RMB79,590 for the years ended May 31, 2004, 2005 and 2006, respectively. Rent expense included in income from discontinued operations for all cancelable and non-cancelable leases was approximately RMB1,562 and RMB1,351 for the years ended May 31, 2004 and May 31, 2005, respectively.

Capital commitment

RMB
Capital commitment for purchase of property and equipment	122
Capital commitment for leasehold improvements	4,836

17.	Segment information

The Group offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, educational content, software and other technology development and distribution, and online education.

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine operating segments. The management considers the internal organization and reporting used by the Group’s chief operating decision makers for making decisions resource allocations and assessing performance. Based on management assessment, the Group has determined that it has six operating segments which are language training and test preparation courses, primary and secondary school education, on-line education, content development and distribution, post-secondary education and overseas study consulting services. The six operating segments have been

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

17.	Segment information (continued)

aggregated into two reportable segments which are language training and test preparation courses, primary and secondary education. The on-line education, content development and distribution, post-secondary education and overseas study consulting services operating segments have been aggregated as others as individually they do not exceed the 10% quantitative threshold.

The Group’s chief operating decision maker evaluates segment performance based on net revenues operating costs and expenses and operating income.

The net revenues operating costs and expenses and operating income and total assets by segment is as follows:

For the year ended May 31, 2004

	Language training and test preparation courses	Primary and Secondary education	Others	Consolidated
	RMB	RMB	RMB	RMB
Net Revenues	423,970	6,428	11,411	441,809
Operating costs and expenses:
Cost of revenues	(173,732)	(6,632)	(10,643)	(191,007)
Selling and marketing	(31,782)	(588)	(5,275)	(37,645)
General and administrative	(116,109)	(8,227)	(9,120)	(133,456)

Total operating cost and expenses	(321,623)	(15,447)	(25,038)	(362,108)

Unallocated corporate expenses	—	—	—	(33,982)

Operating Income	102,347	(9,019)	(13,627)	45,719

Segment assets	307,032	192,652	64,018	563,702
Unallocated corporate assets	—	—	—	71,108
Assets of discontinued operations	—	—	—	28,112

Total assets	307,032	192,652	64,018	662,922

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

17.	Segment information (continued)

For the year ended May 31, 2005

	Language training and test preparation courses	Primary and Secondary education	Others	Consolidated
	RMB	RMB	RMB	RMB
Net Revenues	590,895	15,917	36,458	643,270
Operating costs and expenses:
Cost of revenues	(229,370)	(12,690)	(31,630)	(273,690)
Selling and marketing	(38,282)	(251)	(7,892)	(46,425)
General and administrative	(148,978)	(12,346)	(19,498)	(180,822)

Total operating cost and expenses	(416,630)	(25,287)	(59,020)	(500,937)

Unallocated corporate expenses	—	—	—	(31,236)

Operating Income	174,265	(9,370)	(22,562)	111,097

Segment assets	420,497	285,289	101,384	807,170
Unallocated corporate assets	—	—	—	288,021
Assets of discontinued operation	—	—	—	18,121

Total assets	420,497	285,289	101,384	1,113,312

For the year ended May 31, 2006

	Language training and test preparation courses	Primary and Secondary education	Others	Consolidated
	RMB	RMB	RMB	RMB
Net Revenues	687,437	31,320	51,502	770,259
Operating costs and expenses:
Cost of revenues	(262,086)	(20,714)	(37,767)	(320,567)
Selling and marketing	(59,639)	(360)	(12,077)	(72,076)
General and administrative	(144,123)	(20,097)	(26,357)	(190,577)

Total operating cost and expenses	(465,848)	(41,171)	(76,201)	(583,220)

Unallocated corporate expenses	—	—	—	(122,880)

Operating Income	221,589	(9,851)	(24,699)	64,159

Segment assets	522,184	297,063	135,136	954,383
Unallocated corporate assets
Assets of discontinued operation	—	—	—	135,179

Total assets	522,184	297,063	135,136	1,089,562

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Notes to Consolidated Financial Statements

For the Years Ended May 31, 2004, 2005 and 2006 — (continued)

(In thousands, except share and share data)

17.	Segment information (continued)

Geographical Disclosures—The Company operates in the PRC. All the identifiable assets of the Company are located in the PRC and the Company does not allocate such assets to individual segments.

18.	Mainland China contribution plan and profit appropriation

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB3,150, RMB5,797, and RMB10,148 for the years ended May 31, 2004, 2005 and 2006, respectively.

19.	Restricted net assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC variable interest entity and subsidiaries only out of their retained earnings, if any, as determined in accordance with RPC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as reserve fund. As a result of these PRC laws and regulations, the Group’s PRC variable interest entity and subsidiaries are restricted in their ability to transfer a portion of their net assets to either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB16,198 as of May 31, 2004, RMB38,700 as of May 31, 2005, and RMB56,111 as of May 31, 2006.

BEIJING NEW ORIENTAL EDUCATION & TECHNOLOGY (GROUP) CO., LTD., (“New Oriental China”)

Additional Information—Financial Statement Schedule 1

These Financial Statements Have Been Prepared in Conformity with Accounting

Principles Generally Accepted in the United States.

Financial Information of Parent Company

Balance Sheet

(In thousands)

May 31, 2004
RMB
Assets
Current assets:
Cash and cash equivalents	26,124
Restricted cash	1,000
Amounts due from subsidiaries (trade)	14,613
Amounts due from subsidiaries (non-trade)	7,204
Inventory	24
Prepaid expenses and other current assets	5,494

Total current assets	54,459

Amounts due from related party	404
Deposit for acquisition of property and equipment	132,347
Property and equipment, net	3,329
Investment in subsidiaries	181,961

Total assets	372,500

Liabilities and shareholders’ equity
Current liabilities
Amounts due to subsidiaries (non-trade)	144,240
Accrued Expenses and other current liabilities	4,380

Total current liabilities	148,620

Paid-in capital	81,390
Retained earnings	142,490

Total shareholders’ equity	223,880

Total liabilities and shareholders’ equity	372,500

BEIJING NEW ORIENTAL EDUCATION & TECHNOLOGY (GROUP) CO., LTD., (“New Oriental China”)

Additional Information—Financial Statement Schedule 1

These Financial Statements Have Been Prepared in Conformity with Accounting

Principles Generally Accepted in the United States.

Financial Information of Parent Company

Statement of Operations

(In thousands)

Year ended May 31, 2004
RMB
Total net revenues	113,975
Operating costs and expenses
Costs of revenue	(6,764)
General and administrative	(30,012)
Selling and marketing	(3,968)

Total operating costs and expenses	(40,744)

Operating income	73,231

Interest income	933
Equity in earnings of subsidiaries	(20,956)
Other income (expense)	(6)
Interest expense	(813)

Income before income taxes	52,389
Income tax expense	—

Net income	52,389

BEIJING NEW ORIENTAL EDUCATION & TECHNOLOGY (GROUP) CO., LTD., (“New Oriental China”)

Additional Information—Financial Statement Schedule 1

These Financial Statements Have Been Prepared in Conformity with Accounting

Principles Generally Accepted in the United States.

Financial Information of Parent Company

Statement of Cashflows

(In thousands)

Year ended May 31, 2004
Operating activities
Net income	52,389

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,221
Loss on disposal of property, plant and equipment	7
Share-based compensation expense	16,816
Equity in earnings of subsidiaries	(20,956)
Inventory	(24)
Amounts due from subsidiaries (trade)	(14,613)
Amounts due from subsidiaries (non-trade)	(1,498)
Amounts due to subsidiaries (non-trade)	106,719
Prepaid expenses and other current assets	(4,370)
Accrued expenses and other current liabilities	(100,637)

Net cash provided by operating activities	35,054

Investing activities
Restricted cash	1,000
Purchase of property, plant and equipment	(134,583)
Proceeds from disposal of property, plant and equipment	4
Investment in subsidiaries	1,934
Amounts due from related parties	(292)

Net cash used in investing activities	(131,937)

Financing activities
Proceeds from the issuance of restricted shares employees	1,642
Dividend paid to shareholders	(27,300)

Net cash used in financing activities	(25,658)

Net change in cash and cash equivalents	(122,541)
Cash and cash equivalents at beginning of year	148,665

Cash and cash equivalents at end of year	26,124

Interest paid	(813)

Income tax paid	—

Non-cash investing and financing activities:
Acquisition of property, plant and equipment in exchange for payable	32,960

Dividends payable	—

Dividend converted to capital	40,000

BEIJING NEW ORIENTAL EDUCATION & TECHNOLOGY (GROUP) CO., LTD.,

Additional Information—Financial Statement Schedule 1

These Financial Statements Have Been Prepared in Conformity with Accounting

Principles Generally Accepted in the United States.

Financial Information of Parent Company

Statement of Registered Capital

(In thousands)

	Paid in Capital	Retained Earnings	Total shareholders Equity	Comprehensive Income
	RMB	RMB	RMB	RMB
Balance at June 1, 2003	22,931	157,401	180,332
Increase of capital by dividend	40,000	(40,000)	—
Issuance of restricted shares to employees	18,459	—	18,459
Dividends		(27,300)	(27,300)
Net income	—	52,389	52,389	52,389

Balance at May 31,2004	81,390	142,490	223,880	52,389

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information—Financial Statement Schedule 1

These Financial Statements Have Been Prepared in Conformity with Accounting

Principles Generally Accepted in the United States.

Financial Information of Parent Company

Balance Sheets

(In thousands, except share and share data)

	May 31,
	2005	2006
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,892	241	$30
Prepaid expense and other current assets	—	124	15

Total current assets	2,892	365	45
Investment in subsidiaries	481,237	521,704	65,060

Total assets	484,129	522,069	$65,105

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	—	560	69
Due to related parties	3	3	1

Total current liabilities	3	563	70

Shareholders’ equity:
Series A convertible preferred shares (US$0.01 par value;11,111,111 shares authorized in 2005 and 2006; 11,111,111 and nil shares issued and outstanding in 2005 and 2006) (liquidation value US$22,500)	920	920	$114
Common shares (US$0.01 par value; 150,000,000 shares authorized in 2005 and 2006; 100,000,000 shares issued and outstanding in 2005 and 2006)	8,277	8,277	1,032
Additional paid-in capital	255,945	309,519	38,599
Retained Earnings	218,984	202,871	25,300
Accumulated other comprehensive income	—	(81)	(10)

Total shareholders’ equity	484,126	521,506	65,035

Total liabilities and shareholders’ equity	484,129	522,069	$65,105

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Financial Information of Parent Company

Statements of Operations

(In thousands)

	Year ended May 31,
	2005	2006
	RMB	RMB	US$
Operating costs and expenses:
General and administrative	(6)	(7,721)	$(964)

Total operating costs and expenses	(6)	(7,721)	(964)

Operating loss	(6)	(7,721)	(964)

Interest income	1,226	88	11
Equity in earnings of subsidiaries	140,754	57,018	7,111

Income before income taxes	141,974	49,385	6,158
Income tax expense	—	—	—

Net income	141,974	49,385	$6,158

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Parent Company Statements of Shareholders Equity and Comprehensive Income

(In thousands, except share data)

	Series A convertible preferred shares			Common shares			Additional paid-in capital		Retained earnings			Accumulated other comprehensive Loss	Total shareholders’ equity		Comprehensive income
	Shares	Amount		Shares	Amount
		RMB			RMB		RMB		RMB			RMB	RMB		RMB
Balance at June 1, 2004	—		—	100,000,000		—		81,390		142,490		—		223,880
Issuance of 100,000,000 shares of common shares	—		—	—		8,277		(7,449)		—		—		828
Issuance of 11,111,111 shares of Series A convertible preferred shares	11,111,111		920			—		182,004		—		—		182,924
Dividends	—		—	—		—		—		(65,480)		—		(65,480)
Net income	—		—			—		—		141,974		—		141,974		141,974

Balance at May 31, 2005	11,111,111		920	100,000,000		8,277		255,945		218,984		—		484,126		141,974

Issuance of restricted shares to employees	—		—	—		—		72,976		—		—		72,976
Share-based compensation expense for employee share options	—		—	—		—		6,124		—		—		6,124
Dividends	—		—	—		—		—		(65,498)		—		(65,498)
Dividend in kind	—		—	—		—		(25,526)		—		—		(25,526)
Net income	—		—	—		—		—		49,385		—		49,385		49,385
Foreign currency translation adjustment	—		—	—		—		—		—		(81)		(81)		(81)

Balance at May 31, 2006	11,111,111		920	100,000,000		8,277		309,519		202,871		(81)		521,506		49,304

		US$	114		US$	1,032	US$	38,599	US$	25,300	US$	(10)	US$	65,035	US$	6,149

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Financial Information of Parent Company

Statements of Cash Flows

(In thousands)

	Year ended May 31,
	2005	2006
	RMB	RMB	US$
Operating activities:
Net income	141,974	49,385	$6,158
Adjustments to reconcile net income to net
Equity in earnings of subsidiaries	(140,754)	(57,018)	(7,111)
Share-based compensation expense	—	6,124	764
Cash used in operating activities:
Prepaid expenses and other current assets	—	(124)	(15)
Accrued expenses and other current liabilities	—	560	69
Changes in operating assets and liabilities Amount due to related parties	3	—	—

Net cash provided by (used in) operating activities	1,223	(1,073)	(135)

Investing activities:
Investment in subsidiaries	(182,083)	—	—
Dividend received	—	35,274	4,400

Net cash provided by (used in) investing activities	(182,083)	35,274	4,400

Financing activities:
Proceeds from issuance of common shares	828	—	—
Dividend paid to shareholders		(36,771)	(4,586)
Net proceeds from issuance of Series A convertible preferred shares	182,924	—	—

Net cash provided by (used in) financing activities	183,752	(36,771)	(4,586)

Effect of rate exchange	—	(81)	(10)

Net increase (decrease) in cash and cash equivalents	2,892	(2,651)	(331)
Cash and cash equivalents, beginning of year	—	2,892	$361

Cash and cash equivalents, end of year	2,892	241	$30

Interest paid	—	—	$—

Income tax paid	—	—	$—

New Oriental connects with millions…

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新东方®
NEW ORIENTAL
语言就是力量 LANGUAGE IS POWER

Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

7,500,000 American Depositary Shares

Representing

30,000,000 Common Shares

New Oriental Education & Technology Group Inc.

PROSPECTUS

                    , 2006

Credit Suisse	Goldman Sachs (Asia) L.L.C.

Representatives of the Underwriters

Piper Jaffray

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our common shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration (US$)	Underwriting Discount and Commission
Time Promise Investments Limited	December 24, 2004	2,010,000	Par Value	N/A
Central Plains Limited	December 24, 2004	510,000	Par Value	N/A
China Central Limited	December 24, 2004	710,000	Par Value	N/A
Tigerstep Developments Limited	December 24, 2004	45,000,000	Par Value	N/A
Capital River Group Limited	December 24, 2004	294,386	Par Value	N/A
Success Tycoon Limited	December 24, 2004	371,643	Par Value	N/A
Peak Idea International Limited	December 24, 2004	368,696	Par Value	N/A
Forthright Trading Limited	December 24, 2004	221,734	Par Value	N/A
Easebright International Limited	December 24, 2004	147,700	Par Value	N/A
Time Promise Investments Limited	December 24, 2004	74,034	Par Value	N/A
Strong Great International Limited	December 24, 2004	76,244	Par Value	N/A
Fame Gain Investments Limited	December 24, 2004	114,366	Par Value	N/A
Challenge Now Limited	December 24, 2004	18,785	Par Value	N/A
Central Plains Limited	December 24, 2004	18,785	Par Value	N/A
China Central Limited	December 24, 2004	26,150	Par Value	N/A

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration (US$)	Underwriting Discount and Commission
Tiger Technology Private Investment Partners II, L.P.	December 24, 2004	11,111,111	22,499,999.78	N/A
Entities affiliated with Tiger Technology Private Investment Partners II, L.P.	December 24, 2004	5,184,164	9,391,631.50	N/A
Entities affiliated with Tiger Technology Private Investment Partners II, L.P.	May 25, 2005	4,743,064	9,182,571.90	N/A
Capital River Group Limited	December 24, 2004	7,380,836	Par Value	N/A
Success Tycoon Limited	December 24, 2004	9,628,357	Par Value	N/A
Peak Idea International Limited	December 24, 2004	9,010,000	Par Value	N/A
Forthright Trading Limited	December 24, 2004	5,420,000	Par Value	N/A
Easebright International Limited	December 24, 2004	3,802,300	Par Value	N/A
Strong Great International Limited	December 24, 2004	1,973,756	Par Value	N/A
Fame Gain Investments Limited	December 24, 2004	2,505,000	Par Value	N/A
Challenge Now Limited	December 24, 2004	390,000	Par Value	N/A
Employees and Directors	From February 28, 2006 to July 21, 2006	Options to purchase a total of 8,719,000 common shares	Exercise Price	N/A

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

Exhibit Number	Description of Document

1.1**	Form of Underwriting Agreement.

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect.

3.2**	Amended and Restated Memorandum and Articles of Association of the Registrant.

4.1**	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).

4.2*	Registrant’s Specimen Certificate for Common shares.

4.3**	Deposit Agreement, dated as of , 2006, among the Registrant, the depositary and holders of the American Depositary Receipts.

Exhibit Number	Description of Document

4.4*	Share Purchase Agreement, dated December 24, 2004, in respect of the issue of preferred shares of the Registrant.

4.5*	First Amended and Restated Investors’ Rights Agreement, dated as of May 25, 2005, among the Registrant and other parties therein.

4.6*	Voting Agreement, dated as of December 24, 2004, among the Registrant and other parties therein.

4.7*	Right of First Refusal and Co-Sale Agreement, dated as of December 24, 2004 among the Registrant and other parties therein.

5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the common shares being registered.

8.1*	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.

10.1*	2006 Share Incentive Plan.

10.2*	Form of Indemnification Agreement with the Registrant’s directors.

10.3*	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd., an Independent Registered Public Accounting Firm.

23.2*	Consent of Conyers Dill & Pearman.

23.3*	Consent of Latham & Watkins LLP.

23.4*	Consent of Tian Yuan Law Firm.

23.5*	Consent of American Appraisal China Limited

23.6*	Consent of Robin Yanhong Li

23.7*	Consent of Denny Lee

24.1*	Powers of Attorney (included on signature page).

99.1*	Code of Business Conduct and Ethics of the Registrant.

99.2*	English Translation of Form of Teaching Support Agreement between Beijing Decision and New Oriental schools.

99.3*	English Translation of Form of Website Development and Use Agreement between Beijing Decision and New Oriental schools.

99.4*	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools.

Exhibit Number	Description of Document

99.5*	English Translation of Form of Trademark License Agreement between Beijing Hewstone and New Oriental schools.

99.6*	English Translation of Trademark License Agreement dated May 13, 2006 between our company and New Oriental China.

99.7*	English Translation of Form of Exclusive Option Agreement among our company, New Oriental China and shareholders of New Oriental China.

99.8*	English Translation of Form of Equity Pledge Agreement among our company, New Oriental China and shareholders of New Oriental China.

99.9*	English Translation of Loan Agreement dated December 3, 2003 between Yangzhou New Oriental Education & Technology Co., Ltd. and the Bank of Communications Yangzhou Branch.

99.10*	English Translation of Loan Agreement dated September 29, 2002 between Yangzhou New Oriental Education & Technology Co., Ltd. and the Bank of Communications Yangzhou Branch.

99.11*	English Translation of Land Use Right Mortgage Agreement dated September 29, 2002 between Yangzhou New Oriental Education & Technology Co., Ltd. and the Bank of Communications Yangzhou Branch.

99.12*	English Translation of Building Mortgage and Loan Agreement dated March 31, 2005 between New Oriental China and China Minsheng Banking Corporation Ltd. Beijing Hepingli Branch.

99.13*	English Translation of Credit Facility Agreement dated February 5, 2006 between Beijing Haidian District Private-Funded New Oriental School and Bank of Beijing Co., Ltd. Haidian Road Sub-branch.

99.14*	English Translation of Maximum Amount Guarantee Agreement dated February 5, 2006 between Michael Minhong Yu and Bank of Beijing Co., Ltd. Haidian Road Sub-branch.

99.15*	English Translation of Maximum Amount Guarantee Agreement dated February 5, 2006 between New Oriental China and Bank of Beijing Co., Ltd. Haidian Road Sub-branch.

99.16*	Opinion of Tianyuan Law Firm regarding certain PRC law matters.

* Filed herewith. ** To be filed by amendment.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on August 22, 2006.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Michael Minhong Yu
Name: Michael Minhong Yu
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Michael Minhong Yu and Louis T. Hsieh as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of common shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Minhong Yu Name: Michael Minhong Yu	Chairman / Chief Executive Officer	August 22, 2006

/s/ Louis T. Hsieh Name: Louis T. Hsieh	Chief Financial Officer	August 22, 2006

/s/ Ping Wei Name: Ping Wei	Director of Finance and Controller	August 22, 2006

/s/ Chenggang Zhou Name: Chenggang Zhou	Director	August 22, 2006

Signature	Title	Date

/s/ Xiaohong Chen Name: Xiaohong Chen	Director	August 22, 2006

/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director Puglisi & Associates	Authorized U.S. Representative	August 22, 2006

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1**	Form of Underwriting Agreement.

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect.

3.2**	Amended and Restated Memorandum and Articles of Association of the Registrant.

4.1**	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).

4.2*	Registrant’s Specimen Certificate for Common shares.

4.3**	Deposit Agreement, dated as of , 2006, among the Registrant, the depositary and holders of the American Depositary Receipts.

4.4*	Share Purchase Agreement, dated December 24, 2004, in respect of the issue of preferred shares of the Registrant.

4.5*	First Amended and Restated Investors’ Rights Agreement, dated as of May 25, 2005, among the Registrant and other parties therein.

4.6*	Voting Agreement, dated as of December 24, 2004, among the Registrant and other parties therein.

4.7*	Right of First Refusal and Co-Sale Agreement, dated as of December 24, 2004 among the Registrant and other parties therein.

5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the common shares being registered.

8.1*	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.

10.1*	2006 Share Incentive Plan.

10.2*	Form of Indemnification Agreement with the Registrant’s directors.

10.3*	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd., an Independent Registered Public Accounting Firm.

23.2*	Consent of Conyers Dill & Pearman.

23.3*	Consent of Latham & Watkins LLP.

Exhibit Number	Description of Document

23.4*	Consent of Tian Yuan Law Firm.

23.5*	Consent of American Appraisal China Limited

23.6*	Consent of Robin Yanhong Li

23.7*	Consent of Denny Lee

24.1*	Powers of Attorney (included on signature page).

99.1*	Code of Business Conduct and Ethics of the Registrant.

99.2*	English Translation of Form of Teaching Support Agreement between Beijing Decision and New Oriental schools.

99.3*	English Translation of Form of Website Development and Use Agreement between Beijing Decision and New Oriental schools.

99.4*	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools.

99.5*	English Translation of Form of Trademark License Agreement between Beijing Hewstone and New Oriental schools.

99.6*	English Translation of Trademark License Agreement dated May 13, 2006 between our company and New Oriental China.

99.7*	English Translation of Form of Exclusive Option Agreement among our company, New Oriental China and shareholders of New Oriental China.

99.8*	English Translation of Form of Equity Pledge Agreement among our company, New Oriental China and shareholders of New Oriental China.

99.9*	English Translation of Loan Agreement dated December 3, 2003 between Yangzhou New Oriental Education & Technology Co., Ltd. and the Bank of Communications Yangzhou Branch.

99.10*	English Translation of Loan Agreement dated September 29, 2002 between Yangzhou New Oriental Education & Technology Co., Ltd. and the Bank of Communications Yangzhou Branch.

99.11*	English Translation of Land Use Right Mortgage Agreement dated September 29, 2002 between Yangzhou New Oriental Education & Technology Co., Ltd. and the Bank of Communications Yangzhou Branch.

99.12*	English Translation of Building Mortgage and Loan Agreement dated March 31, 2005 between New Oriental China and China Minsheng Banking Corporation Ltd. Beijing Hepingli Branch.

99.13*	English Translation of Credit Facility Agreement dated February 5, 2006 between Beijing Haidian District Private-Funded New Oriental School and Bank of Beijing Co., Ltd. Haidian Road Sub-branch.

Exhibit Number	Description of Document

99.14*	English Translation of Maximum Amount Guarantee Agreement dated February 5, 2006 between Michael Minhong Yu and Bank of Beijing Co., Ltd. Haidian Road Sub-branch.

99.15*	English Translation of Maximum Amount Guarantee Agreement dated February 5, 2006 between New Oriental China and Bank of Beijing Co., Ltd. Haidian Road Sub-branch.

99.16*	Opinion of Tianyuan Law Firm regarding certain PRC law matters.

*	Filed herewith.
**	To be filed by amendment.